As confidentially submitted to the Securities and Exchange Commission on February 12, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PhaseRx, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-4690620 (IRS Employer Identification Number)

410 W. Harrison Street, Suite 300

Seattle, WA 98119

(206) 805-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert W. Overell, Ph.D.

President and Chief Executive Officer

PhaseRx, Inc.

410 W. Harrison Street, Suite 300

Seattle, WA 98119

(206) 805-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Rick A. Werner, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 Tel. (212) 659-7300 Fax (212) 884-8234	Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Tel. (212) 930-9700 Fax: (212) 930-9725

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share (3)	$	$
Common Stock, $0.0001 par value per share issuance upon automatic conversion of certain bridge loans (4)	$	$
Representative’s Warrants to Purchase Common Stock (5)	$	$
Common Stock Underlying Representative’s Warrants (6)	$	$
Total	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of the shares of common stock that may be sold if the option to purchase additional shares is exercised by the underwriter in full.
(3)	Offered pursuant to the Registrant’s initial public offering.
(4)	Represents shares of the Registrant’s common stock being registered for resale that will be acquired upon the conversion of certain bridge loans issued to the selling stockholders named in this registration statement.
(5)	No registration fee pursuant to Rule 457(g) under the Securities Act

(6) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per share exercise price equal to 125% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Representative’s Warrant is $            , which is equal to 175% of $ (3% of $    ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two forms of prospectus, as set forth below.

•	Public Offering Prospectus. A prospectus to be used for the initial public offering by the registrant of $ of shares of common stock (and an additional $ of shares of common stock which may be sold upon exercise of the underwriter’s over-allotment option) through the underwriter named on the cover page of the Public Offering Prospectus.

•	Selling Stockholder Prospectus. A prospectus to be used in connection with the potential resale by certain selling stockholders of up to an aggregate of shares of the registrant’s common stock issuable upon mandatory conversion of certain of the registrant’s outstanding loans upon the effectiveness of the registration statement of which this prospectus forms a part.

The Public Offering Prospectus and the Selling Stockholder Prospectus will be identical in all respects except for the following principal points:

•	they contain different front covers;

•	they contain different Use of Proceeds sections;

•	a Shares Registered for Resale section is included in the Selling Stockholder Prospectus;

•	a Selling Stockholders section is included in the Selling Stockholder Prospectus;

•	the Underwriting section from the Public Offering Prospectus is deleted from the Selling Stockholder Prospectus and a Plan of Distribution section is inserted in its place;

•	the Legal Matters section in the Selling Stockholder Prospectus deletes the reference to counsel for the underwriter; and

•	they contain different back covers.

The registrant has included in this registration statement, after the financial statements, a set of alternate pages to reflect the foregoing differences between the Selling Stockholder Prospectus and the Public Offering Prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 12, 2016

SHARES

Common Stock

This is our initial public offering of common stock. We are offering          shares of our common stock, par value $0.0001 per share. We currently estimate that the initial public offering price will be between $           and $          per share. Prior to this offering, no public market has existed for the shares of our common stock. We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “PZRX”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriter will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” beginning on page 133.

The underwriter may also exercise their option to purchase up to                additional shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock on or about           , 2016.

Laidlaw & Company (UK) Ltd.

The date of this prospectus is      , 2016.

Neither we nor the underwriter has authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our common stock means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and the financial statements and related notes appearing at the end of this prospectus before making an investment decision.

Unless the context provides otherwise, all references in this prospectus to “PhaseRx,” “we,” “us,” “our,” the “Company,” or similar terms, refer to PhaseRx, Inc. and its directly and indirectly owned subsidiaries on a consolidated basis.

Overview

We are a preclinical biopharmaceutical company developing a portfolio of products for the treatment of inherited enzyme deficiencies in the liver using intracellular enzyme replacement therapy, or i-ERT, and expect to generate clinical safety and efficacy data in 2018.  We are not aware of any other i-ERT currently being marketed for inherited enzyme deficiencies in the liver, and believe that the commercial potential for i-ERT is completely untapped and analogous to the large and growing $4 billion market for conventional enzyme replacement therapy, or ERT, which includes drugs such as Cerezyme®. Our i-ERT approach is enabled by our proprietary Hybrid messenger RNA, or mRNA, TechnologyTM platform, which allows synthesis of the missing enzyme inside the cell.  Our initial product portfolio targets the three urea cycle disorders ornithine transcarbamylase deficiency, or OTCD, argininosuccinate lyase deficiency, or ASL deficiency, and argininosuccinate synthetase deficiency, or ASS1 deficiency.  We have preclinical proof of concept with an approvable endpoint in one urea cycle disorder, and expect to obtain human clinical safety and efficacy data in urea cycle disorder patients for our first program in 2018. To our knowledge, there are no ERT products on the market to treat these diseases, because the urea cycle reaction occurs inside the cell and is inaccessible to the administered enzyme.  In contrast, we expect delivery of the missing enzyme using i-ERT with our Hybrid mRNA Technology to be a promising approach to treat these patients.  Beyond the urea cycle disorders, we believe there are a significant number of inherited disorders of metabolism in the liver that are candidates for our therapeutic approach and that proof of concept for the treatment of one inherited liver disorder with our Hybrid mRNA Technology can be adapted to develop mRNA therapeutics for the treatment of other inherited liver disorders using our platform.

Our i-ERT approach is accomplished by delivering normal copies of the mRNA that make the missing enzyme inside the liver cell, thereby reinstating the normal physiology and correcting the disease. A key challenge with mRNA therapeutics historically has been their satisfactory delivery into the patients’ cells. We believe that our Hybrid mRNA Technology addresses these difficulties and also directs synthesis of the desired protein to the hepatocyte, which is the chief functional cell type in the liver harboring the metabolic cycles that need to be corrected in metabolic liver diseases. We believe our technology is superior to alternative technologies because, based on our internal preclinical studies, it results in high-level synthesis of the desired protein in the hepatocyte, has better tolerability and can be repeat-dosed without loss of effectiveness, thus enabling treatment of chronic conditions.

We are focused on inherited, single-gene disorders of metabolism in the liver that result in deficiency of an intracellular enzyme and thus have been unable to be treated with conventional ERT. Some inherited orphan liver diseases, such as the lysosomal storage disorders, can be successfully treated with conventional ERT. However, this approach does not work for many of the inherited orphan liver diseases, including the urea cycle disorders, because the missing enzyme is inside the cell, and the administered enzyme is unable to get inside the target cell where it is needed to be therapeutically active. Our approach is to deliver mRNA encoding the missing enzyme into the cell using our Hybrid mRNA Technology, such that the mRNA makes the missing enzyme inside the cell, restores the intracellular enzyme function and corrects the disease.

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As noted above, our initial focus is on urea cycle disorders, which are a group of rare genetic diseases generally characterized by the body’s inability to remove ammonia from the blood. The urea cycle consists of several enzymes, including ornithine transcarbamylase, or OTC, argininosuccinate lyase, or ASL, and argininosuccinate synthetase, or ASS1. Since the urea cycle reactions occur inside the cell, conventional ERT does not work as a treatment for these disorders. Urea cycle disorders are caused by a genetic mutation that results in a deficiency of one of the enzymes of the urea cycle that is responsible for removing ammonia from the bloodstream, causing elevated levels of ammonia in the blood. The elevated ammonia then reaches the brain through the circulation, where it causes cumulative and irreversible neurological damage, and can result in coma and death. While currently marketed ammonia scavengers such as Ravicti® (glycerol phenylbutyrate) and Buphenyl® (sodium phenylbutyrate) provide palliative care of the symptoms, liver transplant is the only currently available cure for urea cycle disorders. Our goal is to treat the urea cycle disorders by intravenous delivery of mRNA that makes the relevant missing urea cycle enzyme inside the cell, thus reinstating normal control of blood ammonia. We believe that anticipated improvements in newborn screening and the availability of corrective therapy will lead to improved diagnosis and survival rates among patients with urea cycle disorders.

We have three therapeutic urea cycle disorder programs under development: PRX-OTC to treat OTCD, PRX-ASL to treat ASL deficiency and PRX-ASS1 to treat ASS1 deficiency. Preclinical efficacy has been established for PRX-OTC with two biological measures, including normalization of the level of ammonia in the blood. Lowering the level of ammonia in the blood is an approvable endpoint by the Food and Drug Administration, or the FDA, for the treatment of urea cycle disorders, since it was the basis for the approval of Ravicti by the FDA in 2013. We expect to achieve preclinical proof of concept for the treatment of a second urea cycle disorder and select a urea cycle disorder product candidate for further development and eventual commercialization in the first half of 2016. We also plan to scale up the manufacturing of this product candidate and conduct further preclinical studies in the second half of 2016. In addition, we plan to test the safety and efficacy of the Hybrid mRNA Technology in large animals by the end of 2016. We intend to initiate Investigational New Drug-enabling, or IND-enabling, studies in the first half of 2017 and plan to start manufacturing clinical supplies of the lead urea cycle disorder product candidate consistent with current good manufacturing practices, or cGMP, in the third quarter of 2017. We expect to file an IND application with the FDA in the fourth quarter of 2017 for this candidate, and to conduct phase 2a/2b single- and repeat-dose clinical proof of concept studies in urea cycle disorder patients that are expected to generate safety and efficacy data in 2018, including measurement of reduction in blood ammonia.

We are engaged in discussions with a number of prospective biopharmaceutical companies regarding partnership opportunities focused on our product pipeline, the use of our Hybrid mRNA Technology for the delivery of potential partners’ mRNAs and the use of Hybrid mRNA Technology for in vivo gene editing. Gene editing requires the delivery of mRNA and/or DNA into cells, which can be accomplished by several methods, the two most common of which are using engineered viruses as gene delivery vehicles, or viral vectors, and those that use naked DNA/RNA or DNA/RNA complexes, or non-viral methods. Gene editing companies are interested in our Hybrid mRNA Technology for its potential to express nucleases-encoding mRNAs in the hepatocyte, providing a non-viral delivery platform for in vivo gene editing, ultimately correcting the genetic defects in the liver of patients. We believe that our approach offers advantages over viral vectors for in vivo gene editing, which can persist in the patient over the long term, and thus may cause continued modification of the genome after the intended change to the desired gene has been made. If successful, we believe that our technology would enable genes to be added, repaired or deleted in a patient’s hepatocytes for therapeutic benefit. To date, we have not entered into any partnerships or collaborations for our current product candidates.

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Our pipeline includes our most advanced mRNA therapeutic program for the treatment of OTCD, for which we have shown preclinical proof of concept, and programs for ASL deficiency and ASS1 deficiency which are under development as summarized in the table below:

Our Strategy

Our strategy is to use our proprietary Hybrid mRNA Technology to develop mRNA therapeutics for the treatment of orphan liver diseases. We believe that our focus on urea cycle disorders maximizes the leverage of our know-how and proprietary technology and allows us to build value through our programs by moving them forward into development in a cost-efficient manner with the goal of promptly delivering safe and effective therapies to urea cycle disorder patients in need of effective treatment.

Our business strategy includes the following:

•	Rapidly develop a portfolio of mRNA therapeutics to treat orphan liver diseases that are intractable to ERT, with initial focus on the urea cycle disorders. We have achieved preclinical proof of concept for our OTCD program, with additional data in ASL and/or ASS1 programs expected to follow in the first half of 2016. We intend to initiate IND-enabling studies in the first half of 2017, file an IND in the fourth quarter of 2017 and expect to generate clinical proof of concept in urea cycle disorder patients in the first half of 2018.

•	Leverage our Hybrid mRNA Technology across a broad range of additional orphan liver diseases. There are many other orphan liver diseases beyond the urea cycle disorders that we believe would be good candidates for mRNA Replacement Therapy. Given that the delivery system will be the same across the programs, once the Hybrid mRNA Technology is successful with one mRNA and orphan liver disease, we anticipate that the costs and risks associated with developing new mRNA therapeutics for other orphan liver diseases will be relatively low.

•	Pursue and form strategic collaborations that leverage our Hybrid mRNA Technology. We are engaged in discussions with potential partners for developing mRNA programs in various disease indications. We intend to pursue partnerships in order to accelerate the development and maximize the market potential of our Hybrid mRNA Technology platform. In particular, we intend to partner with larger biopharmaceutical companies that possess market know-how and marketing capabilities to complete the development and commercialization of mRNA therapeutics. Our Hybrid mRNA Technology also enables us to deliver nuclease-encoding mRNAs to the liver. The combination of our Hybrid mRNA Technology and gene editing technology has the potential to enable in vivo gene editing, to either add or delete gene function in humans, which, if successful, could have a variety of important potential medical applications. For example, deleting gene function could be used for lowering cholesterol, and adding gene function could be used to correct certain types of hemophilia. We and our potential gene editing partners are currently conducting evaluation studies using our Hybrid mRNA Technology with nuclease-encoding mRNAs and engaging in discussions regarding partnering opportunities.

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Our Competitive Strengths

With our leading-edge Hybrid mRNA Technology, an experienced management team and comprehensive intellectual property portfolio, we believe we are well positioned to advance our development candidates and partner our technology platform to expand future development and commercial opportunities. The strength and breadth of our delivery technology provides opportunities to create value by partnering the delivery platform with therapeutic mRNAs for the treatment of other orphan liver diseases in a cost-effective way.

Our competitive strengths include:

•	Specific production of desired proteins in hepatocytes. Based on the internal preclinical studies we have conducted, the Hybrid mRNA Technology enables protein production specifically in hepatocytes in the liver with minimal impact in other major organs and tissues. This outcome is accomplished by attaching the hepatocyte-specific targeting ligand molecule N-acetyl galactosamine, or GalNAc, to the polymer used in our Hybrid mRNA Technology which results in hepatocyte-specific expression of the desired protein. This specificity limits off-target effects that may occur by producing proteins in tissues outside the liver.

•	Ability to repeat dose. Our preclinical data shows that the Hybrid mRNA Technology enables repeat dosing at therapeutically efficacious doses without loss of protein production. This ability enables treatment of chronic indications that require multi-dose treatment regimens.

•	Better tolerability relative to other nucleic acid delivery systems. In our preclinical studies, the Hybrid mRNA Technology has demonstrated better tolerability relative to other nucleic acid delivery systems, as demonstrated by the lack of an immune system response evidenced by the low levels of a number of cytokines observed in mice. Moreover, at doses well above those needed for a therapeutic effect, liver enzyme levels, a measure of liver damage, remained within normal ranges in mice. This ability to dose at high mRNA levels in combination with the ability to multi-dose without loss of expression upon subsequent dosing represents one of the significant strengths of the Hybrid mRNA Technology.

•	Potential for rapid development of follow-on products with unusually low cost and risk. There are many single-gene inherited metabolic disorders of the liver which may be candidates for our mRNA therapeutic approach. Once proof of concept has been established for one orphan liver disease with the Hybrid mRNA Technology, we believe that the same formulation may be used with many different mRNAs. We expect this attribute may enable rapid development of new drugs, since the sequence of all mRNAs is known. We believe these mRNAs can be readily manufactured and combined with the Hybrid mRNA Technology platform to treat other orphan liver diseases.

•	Ability to develop high-barrier to entry products. Due to our propriety know-how in nucleic acid therapeutics and their delivery, we expect to develop high barrier to entry therapeutics which we believe will result in our products being subject to relatively less competition in the market.

•	Experienced management team. Our management team has an extensive track record and experience in the research, development and delivery of RNA therapeutics. With over 120 years of combined experience in RNA delivery technologies and RNA therapeutics, our team is well placed to further develop the Hybrid mRNA Technology for orphan liver disease therapeutics and for gene editing applications.

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•	Patent protection for our Hybrid mRNA Technology. In order to protect our innovations, we have aggressively built upon our extensive and enabling intellectual property estate worldwide. Our portfolio of patents and patent applications includes multiple families and is primarily focused on synthetic polymers and related compositions, the use of polymer and polymer-lipid nanoparticle, or LNP, compositions for delivery of mRNA and other therapeutic agents, including the use of polymer-LNP compositions in our core platform technology, and methods for treating protein deficiency diseases such as orphan diseases characterized by single-gene metabolic defects in the liver, including OTCD. As of February 11, 2016, we own or have in-licensed 11 issued U.S. patents, 20 issued foreign patents, and over 35 pending U.S. and foreign patent applications.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 12 before making a decision to invest in our common stock. The following is a summary of some of the principal risks we face:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
•	We are dependent on technologies we license, and if we fail to comply with our payment obligations in the agreements under which we in-license intellectual property and other rights from third parties, we could lose our ability to develop our product candidates.
•	Following this initial public offering, we will require substantial additional funding to bring our planned products through clinical trials, regulatory approval, manufacturing and marketing and to become profitable. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

•	The Hybrid mRNA Technology has not previously been tested in beyond our preclinical studies, and mRNA-based drug development is unproven and may never lead to marketable products.

•	As all of our programs are in preclinical studies or early stage research, we cannot predict how these results will translate into the results in humans, nor can we be certain that any of our product candidates will receive regulatory approval or be commercialized. If we are unable to receive regulatory approval or commercialize our product candidates, our business will be adversely affected.

•	The development of our product candidates including clinical trials utilizing our technologies will be expensive and time-consuming, and if the development of our product candidates does not produce favorable results or commencement or completion of clinical trials are delayed, we and our potential collaborators may be unable to commercialize these products.

•	We expect to continue to incur significant research and development expenses, which may make it difficult for us to attain profitability.
•	We believe that one of our opportunities is to partner with gene editing companies, but gene editing technology is relatively new, and if we are unable to use our technology in gene editing applications, our revenue opportunities from such partnerships will be limited.
•	We are dependent on technologies we license, and if we lose the right to license such technologies or we fail to license new technologies in the future, our ability to develop new products would be harmed.
•	We may become dependent on our collaborative arrangements with third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we fail to initiate, negotiate or maintain successful collaborative arrangements.
•	If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, our competitive position may be hurt and our operating results may be negatively impacted.

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•	We license patent rights from third-party owners or licensees. If such owners or licensees do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected.
•	Even if we are successful in developing and commercializing a product candidate, it is possible that the commercial opportunity for mRNA-based therapeutics will be limited.
•	The biotechnology and pharmaceutical industries are intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to commercialize successfully any drugs that we develop.

Private Placement

Concurrently with the closing of this offering, certain existing investors who constitute our principal stockholders have agreed to purchase an aggregate amount of $9.4 million of our common stock at the initial public offering price.

Common Stock Issuances Upon the Consummation of this Offering

On December 21, 2015, we entered into a loan and security agreement with certain investors, pursuant to which these investors made term loans to us in the aggregate principal amount of $4.0 million.  Interest accrues on the term loans at the rate of 5% per annum. The maturity date of the term loans is December 21, 2016, unless earlier converted into equity or otherwise repaid. The repayment of the term loans is subject to acceleration upon the occurrence of certain customary events of default contained in the loan and security agreement. As of        , the aggregate outstanding principal amount of the term loans, plus all accrued and unpaid interest thereon, was approximately $          . The entire outstanding principal amount of term loans together with all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, at a conversion price equal to 80% of the price in the qualified offering.  We agreed to use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016. Among other things, a qualified offering under the loan and security agreement requires a firm commitment underwritten initial public offering of our common stock not later than June 5, 2016 at a pre-offering valuation of at least $36 million (exclusive of the term loans and their subsequent conversion) and which results in gross proceeds to us of at least $16.9 million, which may include the $9.4 million of gross proceeds from the private placement closing concurrently with this offering. We expect this offering to constitute a qualified offering under the terms of the loan and security agreement, and therefore, upon the closing of this offering, we will issue an aggregate of         shares of common stock to the investors under the loan and security agreement, based on an assumed initial public offering price of $        , which is the midpoint of the price range set forth on the cover page of this prospectus.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources –Loan and Security Agreement”.

In addition, immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement, we will issue:

•	an aggregate of shares of common stock upon the conversion of $12.6 million of convertible notes and related accrued interest into Series A preferred stock and then into our common stock in accordance with the terms of such notes and, with respect to Series A preferred stock, our third amended and restated certificate of incorporation, as amended;

•	an aggregate of shares of common stock upon the conversion of $3.6 million of convertible notes and related accrued interest into our common stock in accordance with the terms of such notes;

•	an aggregate of shares of common stock upon the conversion of 25,716,583 outstanding shares of preferred stock under the terms of our third amended and restated certificate of incorporation, as amended; and

•	an aggregate of shares of common stock issuable upon the exercise of outstanding warrants to purchase 2,452,242 shares of preferred stock at an exercise price of $0.01 per share and the conversion of the preferred stock issuable upon exercise of such warrants into common stock under the terms of our third amended and restated certificate of incorporation, as amended.

Sale of our Common Stock by Our Stockholders

Certain of our existing investors that collectively beneficially own the majority of our common stock entered into stock purchase agreements with Titan Multi-Strategy Fund I, Ltd., or Titan, and certain of its designees, or Titan Designees, pursuant to which, concurrently with the closing of the initial public offering, our existing investors agreed to transfer an aggregate of               shares of our common stock (after giving effect to the reverse stock split discussed below) to Titan and Titan Designees at a nominal purchase price.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” before the end of such five-year period.

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We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

Reverse Stock Split

Our board of directors, subject to the approval of the holders of outstanding shares of our capital stock entitled to vote thereon, has approved a reverse stock split of our issued and outstanding shares of common stock. We expect to effect the reverse stock split of our shares of common stock at a ratio of 1-for-      prior to or upon the effective date of the registration statement of which this prospectus forms a part. No fractional shares of common stock will be issued in connection with the reverse stock split, and all such fractional interests will be rounded up to the nearest whole number. Issued and outstanding stock options and warrants will be split on the same basis and exercise prices will be adjusted accordingly. Unless noted otherwise, all information presented in this prospectus assumes that the 1-for-     reverse stock split of our outstanding shares of common stock, stock options and warrants has not occurred.

Company Information

We were incorporated on March 9, 2006 as a Delaware corporation. Our principal executive office is located at 410 W. Harrison Street, Suite 300, Seattle, Washington 98119. Our telephone number is 206-805-6300. Our website address is www.phaserx.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus or any prospectus supplement.

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THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Common stock offered by us	shares of our common stock.

Over-allotment option	We have granted the underwriter a 30-day option to purchase up to additional shares of our common stock from us at the public offering price less underwriting discounts and commissions.

Common stock outstanding after this offering	shares.

Use of proceeds

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $        million, or approximately $         million if the underwriter exercises its over-allotment option in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use approximately $          of the net proceeds from this offering as follows:

•     approximately $        to achieve preclinical proof of concept for the treatment of a second urea cycle disorder;

•     approximately $        to select a urea cycle disorder product candidate for further development;

•     approximately $         to scale up the manufacturing of the lead urea cycle disorder product candidate;

•     approximately $        to conduct a preclinical large animal tolerability study; and

•     the remaining $         (or approximately $          if the underwriter exercises its over-allotment option in full) will be used for general corporate purposes including working capital requirements.

For additional information please refer to the section entitled “Use of Proceeds” on page 48 of this prospectus.

Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, we may incur indebtedness in the future that may restrict our ability to pay dividends. See “Dividend Policy” on page 49.

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Risk Factors	See the section entitled “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Capital Market symbol	PZRX

The number of shares of our common stock to be outstanding after this offering is based on 5,678,408 shares of our common stock outstanding as of February 11, 2016 and includes            shares of our common stock that will be purchased by certain existing investors who constitute our principal stockholders for an aggregate purchase price of $9.4 million at the initial public offering price. However, it does not include, as of February 11, 2016, the following:

•	7,335,520 shares of our common stock issuable upon the exercise of stock options as of February 11, 2016, with a weighted average exercise price of $0.12 per share;
•	an estimated 1,162,519 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants and conversion of the preferred stock issuable upon exercise of such warrants as of February 11, 2016, at an estimated weighted average exercise price of $1.00 per share;
•	any shares of our common stock issuable upon exercise of the underwriter’s over-allotment option;
•	the issuance of an estimated shares of common stock underlying the warrant to be issued to the underwriter in connection with this offering; and
•	other shares of our common stock reserved for future issuance under the PhaseRx, Inc. 2016 Long-Term Incentive Plan, or the 2016 Plan.

In addition, unless otherwise noted, the information in this prospectus assumes:

•	the conversion of $12.6 million of convertible notes and related accrued interest into Series A preferred stock and then into our common stock in accordance with the terms of such notes and, with respect to Series A preferred stock, our third amended and restated certificate of incorporation, as amended;
•	the conversion of $3.6 million of convertible notes and related accrued interest into our common stock in accordance with the terms of such notes;
•	the conversion of $4.0 million principal amount of term loans together with all accrued and unpaid interest thereon into common stock at a conversion price equal to 80% of the initial public offering price in this offering in accordance with the terms of such notes;
•	the conversion of 25,716,583 outstanding shares of preferred stock under the terms of our third amended and restated certificate of incorporation, as amended;
•	the exercise of warrants to purchase 2,452,242 shares of preferred stock at an exercise price of $0.01 per share and the conversion of the preferred stock issuable upon exercise of such warrants into common stock under the terms of our third amended and restated certificate of incorporation, as amended; and
•	the 1-for- reverse stock split of our outstanding shares of common stock has not occurred.

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SUMMARY FINANCIAL DATA

The following tables set forth a summary of our financial data for the years ended December 31, 2014 and 2015 and for our summary statements of financial position as of December 31, 2015. We have derived the statement of operations data for the years ended December 31, 2014 and 2015 and the balance sheet data as of December 31, 2015 from our audited financial statements appearing elsewhere in this prospectus. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the sections in this prospectus entitled “Capitalization,” “Selected Historical Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Years Ended December 31,
	2014	2015
	(in thousands, except per share data)
Statement of Operations Data :
Revenue	$1,200	$375
Total operating expenses	6,791	6,182
Loss from operations	(5,591)	(5,807)
Total other income (expenses)	(1,258)	(1,570)
Net Loss	$(6,849)	$(7,377)
Basic and diluted net loss per share	$(1.47)	$(1.33)
Shares used in computation of basic and diluted net loss per share	4,656	5,526
Pro forma basic and diluted net loss per share
Shares used in computation of pro forma basic and diluted net loss per share

	December 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,290	$	$
Total assets	3,914
Accrued interest of convertible debt	3,199
Convertible notes, net of debt discount	19,841
Preferred stock warrant liability	3,163
Mandatorily redeemable convertible preferred stock	25,712
Accumulated deficit	(49,343)
Total stockholders’ deficit	(48,889)

The pro forma balance sheet data give effect to the conversion of all outstanding shares of our preferred stock, convertible notes and term loans and exercise of certain preferred stock warrants into an aggregate of                 shares of our common stock upon the closing of this offering.

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The pro forma as adjusted balance sheet data give further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. It also gives effect to the issuance of             shares of common stock in connection with a $9.4 million private placement at the initial public offering price with certain existing investors who constitute our principal stockholders that is expected to close concurrently with this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders’ deficit by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and results of operations could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess our business, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a development-stage biotechnology company with a limited operating history. Our business does not generate the cash necessary to finance our operations. We incurred net losses of approximately $6.8 million in 2014 and $7.4 million in 2015. As of December 31, 2015, we had an accumulated deficit of $49.3 million.

We have devoted substantially all of our financial resources to identify, acquire, license and develop our technology and product candidates, including conducting early stage research and preclinical studies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of debt and equity securities. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Biopharmaceutical product development, which includes research and development, preclinical studies and human clinical trials, is a time-consuming, expensive and highly speculative process that takes years to complete and involves a substantial degree of risk. Our product candidates are in the early stages of preclinical development. We have established a preclinical proof of concept for one of our product candidates, and it may be several years, if ever, before we have a product candidate approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We will require significant additional capital to:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current preclinical studies for our product candidates;

•	advance our programs into more expensive clinical studies;

•	initiate additional preclinical, clinical or other studies for our product candidates;

•	obtain, change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

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•	seek to identify, assess, acquire, license, and/or develop other product candidates;

•	make milestone or other payments under any license agreements;

•	seek to maintain, protect, and expand our intellectual property portfolio;

•	seek to attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and

•	address any delays or issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies, additional major studies or additional supportive studies in order to pursue marketing approval.

Further, the net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. If we fail to achieve or maintain profitability, it would adversely affect the value of our common stock.

We are dependent on technologies we license, and if we fail to comply with our payment obligations in the agreements under which we in-license intellectual property and other rights from third parties, we could lose our ability to develop our product candidates.

We currently are dependent on licenses from third parties for certain of our key technologies relating to mRNA delivery, including the licenses from the University of Washington, or UW, and the Commonwealth Scientific and Industrial Research Organisation, or CSIRO. Under the license agreement with UW, we are required pay all ongoing patent expenses. In addition, we are required to pay UW an annual license maintenance fee, certain milestone payments, and, following regulatory approval from the FDA to market licensed therapeutic products, royalty payments. Under the license agreement with CSIRO, we are required to pay annual royalties and product based royalties. No assurance can be given that we will generate sufficient revenue or raise additional financing to meet our payment obligations in the license agreements. Any failure to make the payments required by the license agreements may permit the licensor to terminate the license. If we were to lose or otherwise be unable to maintain these licenses, it would halt our ability to develop our product candidates, which would have an immediate material adverse effect on our business.

We have never generated any revenue from product sales and may never be profitable.

We have experienced significant operating losses since inception. We have no products approved for commercialization and have never generated any revenue from product sales. We are currently developing products based on delivery of mRNAs to correct genetic metabolic defects in the liver. The process of developing such products requires significant research and development efforts, including basic research, preclinical and clinical development, and regulatory approval. These activities, together with our general and administrative expenses, have resulted in operating losses in the past, and there can be no assurance that we can achieve profitability in the future. Our ability to achieve profitability depends on our ability to develop product candidates, conduct preclinical development and clinical trials, obtain necessary regulatory approvals and manufacture, distribute, market and sell our therapeutics. We cannot assure you of the success of any of these activities or predict if or when we will ever become profitable.

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Following this initial public offering, we will require substantial additional funding to bring our planned products through clinical trials, regulatory approval, manufacturing and marketing and to become profitable. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

We are currently advancing our mRNA therapeutic candidates through preclinical development. Developing our product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates through clinical studies.

As of December 31, 2015, we had cash and cash equivalents of $3.3 million. Based upon our current expectations, we believe that our currently available cash and cash equivalents, excluding the anticipated proceeds from the initial public offering described in this prospectus, will finance our planned operations through May 2016. We intend to supplement the anticipated proceeds from this offering and the net proceeds from the private placement that is expected to close concurrently with this offering with a combination of debt financing and strategic partnerships to further finance our operations. However, we cannot assure you that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate, and we expect that we will require substantial additional capital to continue the research and development and conduct significant preclinical and clinical activities for our lead mRNA product candidates and to support our other ongoing activities beyond the 12 months following the completion of this offering.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical studies, preclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	competing technological developments;

•	our proprietary patent position, if any, in our products;

•	the regulatory approval process for our products;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements included elsewhere in this prospectus include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2015 referring to our recurring losses and expressing substantial doubt in our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Risks Related to the Development and Regulatory Approval of Our Product Candidates

The Hybrid mRNA Technology and mRNA-based drug development is unproven and may never lead to marketable products.

Our future success depends on the successful development, by us or together with our future partners, of mRNA-based products and technologies as therapeutic agents. The scientific discoveries that form the basis for our efforts to discover and develop the Hybrid mRNA Technology and mRNA-based therapeutics are relatively new. The scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited.

Relatively few mRNA-based therapeutic product candidates have ever been tested in animals or humans, and we are not aware of any receiving marketing approval. We currently have only limited preclinical data suggesting that we can deliver mRNA molecules to hepatocytes in the liver using our Hybrid mRNA Technology, as our business plan contemplates, resulting in the intended expression of proteins to treat orphan liver diseases. In addition, mRNA-based compounds delivered using our Hybrid mRNA Technology may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. We may make significant expenditures developing mRNA-based therapeutics without success. In addition, our Hybrid mRNA Technology polymer-LNP-based delivery system has never been tested in humans and may not be effective. Our mRNA technology may result in unanticipated side effects that may prevent the further development of our products. As a result, we may never develop a marketable product utilizing our technologies. If we, independently or together with potential future partners, do not develop and commercialize drugs based upon our technologies, our operations will not become profitable, and we may cease operations.

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As all of our programs are in preclinical studies or early stage research, we cannot be certain that any of our product candidates will receive regulatory approval or be commercialized. If we are unable to receive regulatory approval or commercialize our product candidates, our business will be adversely affected.

Our key strategy is to discover, develop and commercialize a portfolio of novel proprietary mRNA therapeutics for the treatment of inherited orphan liver diseases through internal efforts and through those of our future strategic partnerships. Our future results of operations depend, to a significant degree, upon our and our collaborators’ ability to successfully develop and commercialize our product candidates. To date, no pivotal clinical trials of mRNA therapeutics designed to provide clinically and statistically significant proof of efficacy, or to provide sufficient evidence of safety to justify approval, have been completed. All of our product candidates are in the early stages of development and will require additional preclinical and clinical development and studies to evaluate their toxicology, carcinogenicity and optimize their formulation, management of nonclinical, clinical, and manufacturing activities, regulatory approval, obtaining adequate manufacturing supply, building of a commercial organization, and significant marketing efforts before we generate any revenue from product sales. The development and commercialization process, particularly with respect to innovative products, is both time-consuming and costly and involves a high degree of business risk. Successful product development in the pharmaceutical industry is highly uncertain, and very few research and development projects result in a commercial product. Positive results obtained during early development do not necessarily mean later development will succeed or that regulatory clearances will be obtained. Our development efforts may not lead to commercialization, or even if we ultimately receive regulatory approval for any of these product candidates, we or our potential future partners, if any, may be unable to commercialize them successfully for a variety of reasons, including the following:

•	a product candidate may, after additional studies, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective;

•	a product candidate may not receive necessary regulatory approvals in a timely manner, if at all;

•	competitors may develop alternatives that render our product candidates (or those of our future partners) obsolete;

•	a product candidate may not have a sustainable intellectual property position in major markets;

•	a product candidate may not be able to be successfully and profitably produced and marketed; or

•	a product candidate may not be accepted by patients, the medical community or third-party payors.

If any of our product candidates fail to demonstrate safety or efficacy at any time or during any phase of development, we would experience potentially significant delays in, or be required to abandon, development of the product candidate.

To date, we have invested substantially all of our efforts and financial resources to identify, acquire, license, and develop our technology and lead compounds, including conducting preclinical studies and providing general and administrative support for these operations. We currently have one product candidate with a preclinical proof of concept and are currently evaluating programs for two other subtypes of urea cycle disorders for a second potential product candidate. None of our product candidates has been approved by the FDA or any foreign regulatory authority, and we do not anticipate that any of our current product candidates will be eligible to receive regulatory approval from the FDA or comparable foreign authorities and begin commercialization for a number of years, if ever. There can be no assurance that any of our product candidates that have entered, or may enter, research or development will ever be successfully commercialized, and delays in any part of the process or the inability to obtain regulatory approval could adversely affect our operating results. If we fail to commercialize one or more of our current product candidates in a timely manner or at all, we may be unable to generate sufficient revenues to attain or maintain profitability, and our financial condition and stock price may decline.

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Our data from the OTCD program is limited and may not be indicative of future results.

We have conducted a limited number of experiments in our OTCD program with the hyperammonemia model, and there is significant uncertainty as to whether the early results from our preclinical studies on mice will translate into a successful therapeutic product candidate. Our OTCD program may fail to reach clinical stage for a number of reasons, including the following:

•	We have performed a limited number of experiments in the hyperammonemia model.

•	While we observe detectable levels of human OTC protein in mice, we currently do not know how much human OTC protein is being made. We anticipate a minimum level of OTC protein will be needed to cure OTCD patients and it is unclear whether the protein levels produced in mice using our OTCD program will be sufficient for the human disease.

•	It is unclear whether the doses of mRNA required to normalize ammonia and orotic acid levels in mice will translate into larger animal species and ultimately humans. Dose levels will affect the cost of the ultimate therapeutic and high dosage levels may be cost prohibitive.

•	It is unknown if the dosing frequency used in mouse studies will translate into larger animal species and humans. The dosing frequency may be inconsistent with acceptable dosing frequency for a commercial product.

•	Although we have shown an extension of life in the mouse hyperammonemia model following treatment with the OTC mRNA, we have not yet been able to show a cure of the mice in this model, which is the goal we are seeking to achieve for human subjects.

•	While the OTC-encoded mRNA treatment appears to be well tolerated in mice, we will be required to test a lead candidate in larger animal species which may be more susceptible to side effects of the treatment and thus stall or prevent further preclinical development of the lead candidate. Furthermore, it is unclear whether tolerability studies in larger animals will fully translate into humans which may be more susceptible to the side effects of the drug.

The development of our product candidates including clinical trials utilizing our technologies will be expensive and time-consuming, and if the development of our product candidates does not produce favorable results or commencement or completion of clinical trials are delayed, we and our collaborators may be unable to commercialize these products.

Our research and development programs with respect to mRNA-based products are at an early stage. To receive regulatory approval for the commercialization of our current product candidates, or any other candidates that we may develop, extensive preclinical studies and adequate and well-controlled clinical trials must be conducted to demonstrate safety and efficacy in humans to the satisfaction of the FDA and comparable foreign authorities. In order to support marketing approval, these agencies typically require successful results in one or more Phase 3 clinical trials, which our current product candidates have not yet reached and may never reach. Preclinical and clinical testing is expensive, can take many years and has an uncertain outcome, and the historical failure rate for product candidates is high. The length of time generally varies substantially according to the type of drug, complexity of clinical trial design, regulatory compliance requirements, intended use of the product candidate and rate of patient enrollment for the clinical trials, and we do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. Delays in the commencement or completion of clinical trials could significantly impact our product development costs. In addition, our clinical trials may also be delayed by the limited number of patients who have the orphan diseases we are pursuing or by slower than expected enrollment.

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A failure of one or more preclinical studies or clinical trials can occur at any stage of the development process. We or our future partners may experience numerous unforeseen events during, or as a result of, the preclinical testing and the clinical trial process that could delay or prevent the commencement and completion of clinical trials, and as a result, the receipt of regulatory approval or the commercialization of our product candidates, including:

•	preclinical tests or clinical trials may produce negative or inconclusive results, and we or a partner may decide, or a regulator may require us, to conduct additional preclinical testing or clinical trials, or we or a partner may abandon projects that were previously expected to be promising;

•	regulators may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	prospective third-party contract research organizations, or CROs, and clinical trial sites may not reach an agreement with us on acceptable terms, or at all;

•	enrollment in clinical trials may be slower than anticipated or participants may drop out of clinical trials at a higher rate than anticipated, resulting in significant delays;

•	CROs may fail to conduct the clinical trial in accordance with regulatory requirements or clinical protocols or meet their contractual obligations in a timely manner;

•	product candidates may have very different chemical and pharmacological properties in humans than in laboratory testing and may interact with human biological systems in unforeseen, ineffective or harmful ways;

•	collaborators who may be responsible for the development of our product candidates may not devote sufficient resources to these clinical trials or other preclinical studies of these candidates or conduct them in a timely manner;

•	clinical trials may be suspended or terminated if the participants are being exposed to unacceptable health risks;

•	regulators, including the FDA, may require that clinical research be held, suspended or terminated for various reasons, including noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than anticipated;

•	lack of adequate funding to continue the clinical trial;

•	the supply or quality of product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate; and

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•	product candidates may not have the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics that delay or preclude regulatory approval or limit their commercial use or market acceptance, if approved.

Further, even if the results of preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase 1 or Phase 2 clinical trials may not be repeated in larger Phase 2 or Phase 3 clinical trials. This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical to early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives. Any of these changes could make the results of our planned clinical trials or other future clinical trials we may initiate less predictable and could cause our product candidates to perform differently, including causing toxicities, which could delay completion of our clinical trials, delay approval of our product candidates, and/or jeopardize our ability to commence product sales and generate revenues.

It is expected that all of the product candidates that may be developed by us or in collaboration with future partners based on our technologies will be prone to the risks of failure inherent in drug development. The clinical trials of any or all of our product candidates could be unsuccessful, which would prevent the commercialization of these drugs. We currently do not have strategic collaborations in place for clinical development of any of our current product candidates. Therefore, in the future, we or any potential future collaborative partner will be responsible for establishing the targeted endpoints and goals for development of our product candidates. These targeted endpoints and goals may be inadequate to demonstrate the safety and efficacy levels required for regulatory approvals. Even if we believe data collected during the development of our product candidates are promising, such data may not be sufficient to support marketing approval by the FDA or comparable foreign authorities. Further, data generated during development can be interpreted in different ways. The FDA or comparable foreign authorities conducts its own independent analysis of some or all of the preclinical and clinical trial data submitted in a regulatory filing and often comes to different and potentially more negative conclusions than the analysis performed by the drug sponsor. Our failure to adequately demonstrate the safety and efficacy of our product candidates would prevent our receipt of regulatory approval, and ultimately the potential commercialization of these product candidates.

We in-license some of the intellectual property related to our product candidates from UW and CSIRO pursuant to the license agreements. Since our experience with our product candidates is limited, we will need to train our existing personnel and hire additional personnel in order to successfully administer and manage our clinical trials and other studies as planned, which may result in delays in completing such planned clinical trials and preclinical studies.

Since we do not currently possess the resources necessary to independently develop and commercialize our product candidates or any other candidates that we may develop, we may seek to enter into collaborative agreements to assist in the development and potential future commercialization of some or all of these assets as a component of our strategic plan. However, our discussions with potential collaborators may not lead to the establishment of collaborations on acceptable terms, if at all, or it may take longer than expected to establish new collaborations, leading to development and potential commercialization delays, which would adversely affect our business, financial condition and results of operations.

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If we experience delays in the completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to commence product sales and generate product revenues from any of our product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs and slow down our product candidate development and approval process. Delays in completing our clinical trials could also allow our competitors to obtain marketing approval before we do or shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We expect to continue to incur significant research and development expenses, which may make it difficult for us to attain profitability.

We expect to expend substantial funds in research and development, including preclinical studies and clinical trials of our product candidates, and to manufacture and market any product candidates in the event they are approved for commercial sale. We also may need additional funding to develop or acquire complementary companies, technologies and assets, as well as for working capital requirements and other operating and general corporate purposes. Moreover, our planned increases in staffing will dramatically increase our costs in the near and long-term.

Because the successful development of our product candidates is uncertain, we are unable to precisely estimate the actual funds we will require to develop and potentially commercialize them. In addition, we may not be able to generate sufficient revenue, even if we are able to commercialize any of our product candidates, to become profitable.

Gene editing technology is relatively new, and if we are unable to use our technology in gene editing applications, our revenue opportunities from such partnerships will be limited.

Delivering mRNA encoding gene editing nucleases to the liver involves the relatively new approach of gene editing, and the scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited. Gene editing technologies have been subject to only a limited number of animal studies and clinical trials, and we are not aware of any gene editing products that have obtained marketing approval from the FDA. Gene editing in humans may cause deaths, serious adverse events, undesirable side effects, or unexpected characteristics, and if such adverse events were to occur with in vivo gene editing in humans, it could lead to a temporary or permanent cessation of clinical studies and product development in the field of gene editing, which could lead to the termination of any gene editing partnership we enter into with our collaborators. Moreover the regulatory requirements that will govern gene editing product candidates are uncertain and are subject to change. In addition, gene editing products involve new and rapidly evolving technologies that may render our products or processes obsolete or less attractive. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we or our potential collaborators are unable to use our delivery technology to develop commercial gene editing products, our revenue opportunities will be limited and our operations may be adversely affected.

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We are subject to extensive U.S. and foreign government regulations, including the requirement of approval before products may be marketed. The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We and the drug product candidates developed by us or in collaboration with future partners are subject to extensive regulation by governmental authorities in the United States and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions:

•	warning letters;

•	fines and other civil penalties;

•	unanticipated expenditures;

•	delays in approving or refusal to approve a product candidate;

•	product recall or seizure;

•	interruption of manufacturing or clinical trials;

•	operating restrictions; and

•	injunctions and criminal prosecution.

Our product candidates, developed independently or in collaboration with future partners, cannot be marketed in the United States without FDA approval or clearance, and they cannot be marketed in foreign countries without regulatory approval from comparable foreign authority. Neither the FDA nor any foreign regulatory authority has approved any of the product candidates being developed by us based on our technologies. These product candidates are in preclinical development and will have to be approved by the FDA or applicable foreign regulatory authorities before they can be marketed in the United States or abroad. Obtaining regulatory approval requires substantial time, effort, and financial resources, and may be subject to both unexpected and unforeseen delays, including, without limitation, citizen’s petitions or other filings with the FDA, and there can be no assurance that any approval will be granted on a timely basis, if at all, or that delays will be resolved favorably or in a timely manner. Specifically, neither our polymer-LNP technology nor, to our knowledge, any mRNA-based therapeutic has been approved as a human therapeutic. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. If our product candidates are not approved in a timely fashion, or are not approved at all, our business and financial condition may be adversely affected.

In addition, both before and after regulatory approval, we, our collaborators and our product candidates are subject to numerous requirements by the FDA and foreign regulatory authorities covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. These requirements may change and additional government regulations may be promulgated that could affect us, our collaborators or our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. There can be no assurance that neither we nor any of our future partners will be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

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Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent the sale of product candidates based on our technologies in foreign markets, which may adversely affect our operating results and financial condition.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union, and in additional foreign countries. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement for marketing product candidates based on our technologies outside the United States vary greatly from country to country. We have, and our future partners may have, limited experience in obtaining foreign regulatory approvals. The time required to obtain approvals outside the United States may differ from that required to obtain FDA approval. Neither we nor our future partners may be able to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could restrict the development of foreign markets for our product candidates and may have a material adverse effect on our financial condition or results of operations.

Even if regulatory approvals are obtained for our products, such products will be subject to ongoing regulatory review. If we or a partner fail to comply with continuing U.S. and foreign regulations, the approvals to market drugs could be lost and our business would be materially adversely affected.

Following any initial FDA or foreign regulatory approval of any drugs we or a partner may develop, such drugs will continue to be subject to regulatory review, including the review of adverse drug experiences and clinical results that are reported after such drugs are made available to patients. This would include results from any post-marketing studies or vigilance required as a condition of approval. The manufacturer and manufacturing facilities used to make any product candidates will also be subject to periodic review and inspection by regulatory authorities, including the FDA. The discovery of any new or previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. Marketing, advertising and labeling also will be subject to regulatory requirements and continuing regulatory review. The failure to comply with applicable continuing regulatory requirements may result in fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and other adverse consequences.

We have used, and may continue to use, hazardous chemicals and biological materials in our business. Any disputes relating to improper use, handling, storage or disposal of these materials could be time-consuming and costly.

Our research and development operations have involved, and if continued in the future will likely continue to involve, the use of hazardous and biological, potentially infectious, materials. Such use subjects us to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials and specific waste products. We could be subject to damages, fines or penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could be substantial. The costs of complying with these current and future environmental laws and regulations may be significant, thereby impairing our business.

We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials. The limits of our workers’ compensation insurance are mandated by state law, and our workers’ compensation liability is capped at these state-mandated limits. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

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We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;
•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information;

•	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Patient Protection and Affordable Care Act, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the Patient Protection and Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

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Risks Related to our Reliance on Third Parties

We are dependent on technologies we license, and if we lose the right to license such technologies or we fail to license new technologies in the future, our ability to develop new products would be harmed.

We currently are dependent on licenses from third parties for certain of our key technologies relating to mRNA delivery, including the licenses from UW and CSIRO. Our current licenses impose, and any future licenses we enter into are likely to impose, various development, funding, royalty, diligence, sublicensing, insurance and other obligations on us. For example, the Hybrid mRNA Technology we anticipate utilizing in developing our product candidates is based upon a multi-component nanoparticle delivery system that includes our SMARTT Polymer Technology®, which uses novel synthetic polymers we developed pursuant to an exclusive license from UW. UW may terminate the license upon delivery of a written notice of termination if we breach or fail to perform one or more of our duties under the license agreement or if we become insolvent. If our license with respect to any of these technologies is terminated for any reason, the development of the products contemplated by the licenses would be delayed, or suspended altogether, while we seek to license similar technology or develop new non-infringing technology. We may need to obtain rights to additional intellectual property, and the costs of obtaining new licenses may be high, or licenses may be unavailable. If our existing licenses are terminated, the development of the products contemplated by the licenses, including the product candidates for urea cycle disorders we are currently developing, would be delayed or terminated and we may not be able to negotiate additional licenses on acceptable terms, if at all, which would have a material adverse effect on our business.

We may become dependent on our collaborative arrangements with third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we fail to initiate, negotiate or maintain successful collaborative arrangements.

We plan to pursue and form partnerships to accelerate the development and maximize the market potential of our mRNA delivery technology. Such potential partners may provide the financial resources, preclinical and clinical development, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business. If we fail to secure or maintain successful collaborative arrangements, our development and commercialization activities may be delayed, reduced or terminated, and our revenues could be materially and adversely impacted.

Over the next several years, we may depend on these types of collaborations for a significant portion of our revenue. The potential future milestone and royalty payments and cost reimbursements from collaboration agreements could provide an important source of financing for our research and development programs, thereby facilitating the application of our technology to the development and commercialization of our products. These collaborative agreements might be terminated either by us or by our partners upon the satisfaction of certain notice requirements. Our partners may not be precluded from independently pursuing competing products and drug delivery approaches or technologies. Even if our partners continue their contributions to our collaborative arrangements, of which there can be no assurance, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. If our collaborators fail to conduct their commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, or if they terminate or materially modify their agreements with us, the development and commercialization of one or more product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

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Although we currently do not have any such partnership agreements, in the future we may receive milestone and/or royalty payments as a result of each of such agreements. If our partner with respect to any agreement terminates the applicable agreement or fails to perform its obligations thereunder, we may not receive any revenues from the technology that we have licensed pursuant to the agreement, including any milestone or royalty payments.

The mRNAs and formulation components for our product candidates are currently acquired from a single or a limited number of suppliers. The loss of these suppliers, or their failure to supply us with the mRNAs and the formulation components, could materially and adversely affect our business.

We currently produce the LNPs and the polymers we need for discovery research programs and preclinical studies of our therapeutic candidates internally. We rely on a few suppliers of our formulation components, and for mRNAs, only a single supplier. We currently do not have long-term contracts in place with these suppliers. There can be no assurance that sufficient quantities of product candidates could be manufactured if our suppliers are unable or unwilling to supply such materials. It is possible that we may be required to switch suppliers in the foreseeable future. In such case, the process of switching suppliers may be costly and/or time-consuming for us, and that may include the temporary or permanent suspension of a preclinical or clinical study or commercial sales of our candidate products.

The mRNAs and formulation components we use are highly specialized, and we do not currently have a contractual relationship with other suppliers for the mRNAs and formulation components. Although we believe that there are alternate sources of supplies that could satisfy our clinical and commercial requirements with respect to the mRNAs and formulation components, we cannot guarantee that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact on our business.

We anticipate that we will rely completely on third parties to manufacture certain preclinical and all clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of our clinical studies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. Our internal manufacturing capabilities are limited to small-scale production of non-cGMP material in quantities necessary to conduct preclinical studies of our product candidates. Our product candidates utilize specialized formulations with polymer and LNP components whose scale-up and manufacturing could be challenging and require specific technical expertise that we may not be able to access on acceptable terms, if at all. We also have very limited experience in such scale-up and manufacturing, requiring us to depend on a limited number of third parties, who might not be able to deliver in a timely manner, or at all. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We anticipate that we will rely on contract manufacturing organizations, or CMOs, and other third party contractors, some of whom may have limited cGMP experience, to manufacture formulations and produce larger scale amounts of drug substance and the drug product required for any clinical trials that we initiate.

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The manufacturing process for any products based on our technologies that we or our partners may develop is subject to the FDA and foreign regulatory authority approval process, and we or our partners will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any product candidate, we also expect to rely on third parties, including our commercial collaborators, to produce materials required for commercial supply. We may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing for these product candidates, or to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our products.

To the extent that we enter into manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner and consistent with regulatory requirements, including those related to quality control and quality assurance. The failure of a third-party manufacturer to perform its obligations as expected could adversely affect our business in a number of ways, including:

•	we may not be able to initiate or continue preclinical and clinical trials of products that are under development;

•	we may need to repeat pivotal clinical trials;

•	we may be delayed in submitting regulatory applications, or receiving regulatory approvals, for our product candidates;

•	we may lose the cooperation of our collaborators;

•	our products could be the subject of inspections by regulatory authorities;

•	we may be required to cease distribution or recall some or all batches of our products; and

•	ultimately, we may not be able to meet commercial demands for our products.

If a third-party manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different third-party manufacturer, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills required to manufacture our product may be unique to the original manufacturer and we may have difficulty transferring such skills to a back-up or alternate manufacturer, or we may be unable to transfer such skills at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also be required to demonstrate that the newly manufactured material is similar to the previously manufactured material, or we may need to repeat clinical trials with the newly manufactured material. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget. Furthermore, a manufacturer may possess technology related to the manufacture of our product candidate that such manufacturer owns independently, which would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our products.

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We intend to rely on third parties to conduct our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business, financial condition and results of operations could be substantially harmed.

We plan to rely upon third-party CROs, medical institutions, clinical investigators and contract laboratories to monitor and manage data for our licensed ongoing preclinical and clinical programs. We have relied and expect to continue to rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. Nevertheless, we maintain responsibility for ensuring that each of our clinical trials and preclinical studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, good clinical practices, or GCP, and GLP, which are a collection of laws and regulations enforced by the FDA or comparable foreign authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of preclinical study and clinical trial sponsors, principal investigators, preclinical study and clinical trial sites, and other contractors. If we or any of our CROs or vendors fails to comply with applicable regulations, the data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA or comparable foreign authorities may require us to perform additional preclinical studies and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced consistent with cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the development and regulatory approval processes.

If any of our relationships with these third-party CROs, medical institutions, clinical investigators or contract laboratories terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our business, financial condition and results of operations and the commercial prospects for our product candidates could be materially and adversely affected, our costs could increase, and our ability to generate revenue could be delayed.

Switching or adding additional CROs, medical institutions, clinical investigators or contract laboratories involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work replacing a previous CRO. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

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If any of our product candidates are approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such future products.

We currently have no sales, marketing or distribution capabilities or experience. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

Risks Related to our Intellectual Property

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, our competitive position may be hurt and our operating results may be negatively impacted.

Our business is based upon the development of mRNA-based therapeutics, and we rely on the issuance of patents, both in the United States and internationally, for protection against competitive technologies. As of February 11, 2016, we own or have in-licensed 11 issued U.S. patents, 20 issued foreign patents, and over 35 pending U.S. and foreign patent applications. Although we believe we exercise the necessary due diligence in the patent filings we make in connection with the patents we own or in-license, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take several years from initial filing or may never occur.

Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its claim scope, validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying us licensing fees or royalties, which could significantly diminish the value of these discoveries or technologies. Responding to challenges initiated by third parties, including in response to a suit we initiate regarding infringement or other intellectual property violations, may require significant expenditures and divert the attention of our management and key personnel from other business concerns.

Furthermore, it is possible others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them or that we would elect not to pursue litigation. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. We also cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may also exist third party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications and third parties may independently develop intellectual property similar to our patented intellectual property, which could result in, among other things, interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention.

In addition, we may not be able to protect our established and pending patent positions from competitive technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and proprietary position obsolete.

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If we are unable to adequately protect our proprietary intellectual property from legal challenges, infringement or alternative technologies, we will not be able to compete effectively in the drug discovery and development business.

We license patent rights from third-party owners or licensees. If such owners or licensees do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected.

We do, and will continue to, rely on intellectual property rights licensed from third parties to protect our technology. We are a party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. See “Business-License Agreements.” We also intend to license additional third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, we may not obtain exclusive rights, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, in an effort to maintain the confidentiality and ownership of our trade secrets, know-how, and other proprietary information, we have typically required parties to whom we disclose confidential information to execute confidentiality or non-disclosure agreements. These parties include our employees, consultants, advisors, and potential or actual collaborators. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, development, discoveries, and inventions of our employees, consultants, and advisors while we employ or engage them. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available. In addition, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or know-how. The disclosure to, or independent development by, a competitor of any trade secret, know-how, or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over such a competitor. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and non-disclosure agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we have typically required our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and to execute our business strategies.

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Because intellectual property rights are of limited duration, expiration of intellectual property rights and licenses will negatively impact our operating results.

Intellectual property rights, such as patents and license agreements based on those patents, generally are of limited duration. Our operating results depend on our patents and intellectual property licenses. Therefore, the expiration or other loss of rights associated with intellectual property and intellectual property licenses can negatively impact our business. For example, due to the extensive time needed to develop, test, and obtain regulatory approval for our therapeutic candidates, any patents that may be issued that protect our therapeutic candidates may expire prior to or early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic or biosimilar products into the market and a subsequent decline in market share and profits.

Our patent applications may be inadequate in terms of priority, scope or commercial value.

We apply for patents covering our discoveries and technologies as we deem appropriate and as our resources permit. However, we or our partners may fail to apply for patents on important discoveries or technologies in a timely fashion or at all. Also, our pending patent applications, and those that we may file in the future or those we may license from third parties, may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related discoveries or technologies we may want to commercialize. In addition, because patent applications are maintained in secrecy for approximately 18 months after filing, other parties may have filed patent applications relating to inventions before our applications covering the same or similar inventions. In addition, foreign patent applications are often published initially in local languages, and until an English language translation is available it can be impossible to determine the significance of a third party invention. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.

Although we have acquired and in-licensed a number of issued patents, the discoveries or technologies covered by these patents may not have any therapeutic or commercial value. Also, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope.

Third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third party patents or other intellectual property rights. Also, the nature of claims contained in unpublished patent filings around the world is unknown to us, and it is not possible to know in which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. The cost to us of any legal proceeding arising from a third party’s assertion of intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace and could result in an injunction prohibiting certain activities. Legal proceedings to resolve third party claims of intellectual property infringement may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action or other dispute regarding intellectual property rights.

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In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly or even prevent us from commercializing one or more therapeutic candidates.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference, derivation, or post-grant proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with our potential or actual corporate partners, or others with whom we have contractual or other business relationships. Post-issuance proceedings, including oppositions, are not uncommon and we will be required to defend these proceedings as a matter of course. These post-grant procedures may be costly, and there is a risk that we may not prevail.

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates and delivery technologies or we could lose certain rights to grant sublicenses.

Our current licenses with UW and CSIRO impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on drug candidates throughout the world would be prohibitively expensive. Competitors may use our licensed and owned technologies in jurisdictions where we have not licensed or obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain or license patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

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Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our licensed patents and future patents we may own, or marketing of competing products in violation of our proprietary rights generally. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our licensed and owned intellectual property both in the United States and abroad. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Risks Related to Our Business Operations

Even if we are successful in developing and commercializing a product candidate, it is possible that the commercial opportunity for mRNA-based therapeutics will be limited.

The product candidates based on our technologies that are being developed are based on new technologies and therapeutic approaches, none of which has been brought to market. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a product intended to improve therapeutic results based on mRNA mechanisms of action. Accordingly, while we believe there will be a commercial market for mRNA-based therapeutics utilizing our technologies, there can be no assurance that this will be the case, in particular given the novelty of the field. Many factors may affect the market acceptance and commercial success of any potential products, including:

•	establishment and demonstration of the effectiveness and safety of the drugs;

•	timing of market entry as compared to competitive products and alternative treatments;

•	benefits of our drugs relative to their prices and the comparative price of competing products and treatments;

•	availability of adequate government and third-party payor reimbursement;

•	marketing and distribution support of our products;

•	safety, efficacy and ease of administration of our product candidates;

•	willingness of patients to accept, and the willingness of medical professionals to prescribe, relatively new therapies; and

•	any restrictions on labeled indications.

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In addition, we focus our research and product development on treatments for orphan liver diseases. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these diseases. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business.

If we fail to obtain or maintain orphan drug exclusivity for our products, our competitors may sell products to treat the same conditions and our revenue will be reduced. In addition, if a competitor obtains orphan drug designation and is first to market for a product we are developing, it could prevent or delay us from marketing our product.

We currently focus on the development of drugs that are eligible for the FDA and European Union orphan drug designation. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the Committee for Orphan Medicinal Products, or COMP, of the European Medicines Agency, or EMA, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union community. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. If a competitor obtains orphan drug designation and is first to market for a product we are developing, it could prevent or delay us from marketing our product.

Because the extent and scope of patent protection for our products may in some cases be limited, orphan drug designation is especially important for our products for which orphan drug designation may be available. For eligible drugs, we plan to rely on the exclusivity period under the Orphan Drug Act to maintain a competitive position. If we do not obtain orphan drug exclusivity for our drug products and biologic products that do not have broad patent protection, our competitors may then sell the same drug to treat the same condition sooner than if we had obtained orphan drug exclusivity and our revenue will be reduced.

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Even though we may obtain orphan drug designation for our products in the United States, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even with orphan drug exclusivity, if a third party were to prepare or market a product which infringes upon our intellectual property, we may need to initiate litigation, which may be costly, to enforce our rights against such party. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

If we are not able to retain our key management or attract and retain qualified scientific, technical and business personnel, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skill, experience and effort of our senior management. The loss of the service of any of these persons, including Robert Overell, Ph.D., our president and chief executive officer, and Michael Houston, Ph.D., our chief scientific officer, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of our product candidates.

If our product candidates advance into clinical trials, we may experience difficulties in managing our growth and expanding our operations.

We have limited experience in product development and have not begun clinical trials for any of our product candidates. As our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

We may be required to defend lawsuits or pay damages for product liability claims.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. We may face substantial product liability exposure in human clinical trials that we may initiate and for products that we sell, or manufacture for others to sell, after regulatory approval. The risk exists even with respect to those drugs that are approved by regulatory agencies for commercial distribution and sale and are manufactured in facilities licensed and regulated by regulatory agencies. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. We currently do not have product liability insurance. We will need to obtain such insurance as we believe is appropriate for our stage of development and may need to obtain higher levels of such insurance if we were ever to market any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.

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Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Related to our Industry

The biotechnology and pharmaceutical industries are intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to commercialize successfully any drugs that we develop.

The biotechnology and pharmaceutical industries are intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

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Products based on our technologies may face competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which we may develop drugs. We also expect to face competition from new drugs that enter the market. We believe a significant number of drugs and delivery technologies are currently under development, and may become commercially available in the future, for the treatment of conditions for which we and our partners may try to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products we and our partners develop.

If we and our partners successfully develop product candidates based on our technologies, and obtain approval for them, we will face competition based on many different factors, including:

•	safety and effectiveness of such products;

•	ease with which such products can be administered and the extent to which patients accept relatively new routes of administration;

•	timing and scope of regulatory approvals for these products;

•	availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our future employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting could make our product candidates noncompetitive, obsolete or uneconomical.

We may be unable to compete successfully against other companies that are working to develop novel drugs and technology platforms using technology similar to ours.

In addition to the competition we face from competing drugs in general, we also face competition from other biotechnology and pharmaceutical companies and medical institutions that are working to develop novel drugs using technology that competes more directly with our own. Among those companies that are or may be working in the field of RNA therapeutics to treat orphan liver disease and/or the urea cycle disorders are: Moderna LLC, Shire plc, Bio Blast Pharma Ltd., Alnylam Pharmaceuticals, Arcturus Therapeutics, Inc., Acuitas Therapeutics, Arbutus Biopharma Corporation, CureVac AG, Dicerna Pharmaceuticals, Inc., Horizon Pharma plc, Ocera Therapeutics, Inc., Cytonet GmbH & Co., Promethera Biosciences S.A., BioNTech AG, Synlogic, Inc. and Aeglea Biotherapeutics, Inc. Any of these, or other, companies may develop their technology more rapidly and more effectively than us.

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In addition to competition with respect to our technology and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver mRNAs to the hepatocytes. Substantial resources are being expended by third parties, both in academic laboratories and in the corporate sector, in an effort to discover and develop a safe and effective means of delivery into the hepatocytes. If safe and effective means of delivery to the hepatocytes are developed by our competitors, our ability to successfully commercialize a competitive product would be adversely affected.

Many of our competitors, either alone or together with their partners, have substantially greater research and development capabilities and financial, scientific, technical, manufacturing, sales, marketing, distribution, regulatory and other resources and experience than us. They may also have more established relationships with pharmaceutical companies. Even if we and/or our partners are successful in developing products based on our technologies, in order to compete successfully we may need to be first to obtain intellectual property protection for, or to commercialize, such products, or we may need to demonstrate that such products are superior to, or more cost effective than, products developed by our competitors (including therapies that are based on different technologies). If we are not first to protect or market our products, or if we are unable to differentiate our products from those offered by our competitors, any products for which we are able to obtain approval may not be successful.

Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the drug delivery field or secure protection that we may need for development of our technologies and products. We may attempt to license one or more of these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

Any drugs based on our technologies that we develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could have a material adverse effect on our business and financial results.

The success of the products based on our technologies will depend upon the extent to which third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs, provide reimbursement for the use of such products. Most third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication.

Third-party payors also may refuse to reimburse for experimental procedures and devices. Furthermore, because our programs are in the early stages of development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement. Increasingly, the third-party payors, who reimburse patients, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price charged for any products based on our technologies that we or our partners develop is inadequate in light of our development and other costs, our profitability could be adversely affected.

We expect that drugs based on our technologies that we or a partner develop may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if they:

•	are “incidental” to a physician’s services;

•	are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice;

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•	are not excluded as immunizations; and

•	have been approved by the FDA.

There may be significant delays in obtaining insurance coverage for newly-approved drugs, and insurance coverage may be more limited than the purpose for which the drug is approved by the FDA. Moreover, eligibility for insurance coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover costs and may not be made permanent. Reimbursement may be based on payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. The inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for new drugs based on our technologies that we or our partners develop could have a material adverse effect on our operating results, our ability to raise capital, and our overall financial condition.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the healthcare system in the United States and other major healthcare markets have occurred in recent years, and interpretation and application of such changes continue to evolve. These developments have included prescription drug benefit legislation that was enacted and took effect in January 2006, healthcare reform legislation recently enacted by certain states, and implementation of the Patient Protection and Affordable Care Act, or the Affordable Care Act, enacted in 2010 which resulted in significant changes to the health care industry. These developments could, directly or indirectly, affect our ability to sell our products, if approved, at a favorable price.

The Affordable Care Act includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. The Affordable Care Act continues to be implemented through regulation and government activity but is subject to possible, amendment, additional implementing regulations and interpretive guidelines. The manner in which the Affordable Care Act continues to evolve could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare. We cannot predict all impacts the Affordable Care Act may have on our products, but it may result in our products being chosen less frequently or the pricing being substantially lowered. Or, the new legislation could have a positive impact on our future net sales due to increasing the number of persons with healthcare coverage in the United States.

We cannot predict what additional healthcare reform initiatives may be adopted in the future or how federal and state legislative and regulatory developments are likely to evolve, but we expect ongoing initiatives in the United States to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates based on our technologies that are successfully developed and for which regulatory approval is obtained, and may affect our overall financial condition and ability to develop product candidates.

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Risks Related to this Offering and Ownership of our Common Stock

You will experience immediate and substantial dilution in the net tangible book value per share of our common stock you purchase in this offering.

The initial public offering price will substantially exceed the net tangible book value per share of our common stock immediately after this offering based on the total value of our tangible assets less our total liabilities. Therefore, based on an assumed initial public offering price of $          per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, if you purchase shares of our common stock in this offering, you will suffer, as of          , 2016, immediate dilution of $          per share, or $          if the underwriter exercises its option to purchase additional shares of common stock, in net tangible book value per share after giving effect to the sale of          shares of common stock in this offering at an assumed initial public offering price of $          per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the issuance of         shares of common stock in connection with a $9.4 million private placement with certain existing investors who constitute our principal stockholders at the initial public offering price that is expected to close concurrently with this offering. As a result of this dilution, as of          , 2016, investors purchasing shares of common stock from us in this offering will have contributed          % of the total amount of our total gross funding to date but will own only          % of our equity. In addition, if outstanding options to purchase shares of our common stock are exercised in the future, you will experience additional dilution. See “Dilution.”

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for our common stock sold in this offering will be determined by negotiation between us and the underwriter. This price may not reflect the market price of shares of our common stock following this offering and the price of shares of our common stock may decline. In addition, the market price of shares of our common stock could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	announcement or expectation of additional financing efforts;

•	the timing and results of preclinical studies for our urea cycle disorder programs and any product candidates that we may develop;

•	commencement or termination of collaborations for our product development and research programs;

•	failure or discontinuation of any of our product development and research programs;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of results of preclinical studies, clinical trials, or regulatory approvals of product candidates, significant business developments, changes in distributor relationships, acquisitions or expansion plans;

•	adverse regulatory decisions;

•	changes in the prices of our raw materials or the products we sell;

•	data concerning the safety and efficacy profile of our products;

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•	sales of our common stock by us, our insiders, or other stockholders;

•	expiration of market stand-off or lock-up agreements;

•	our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our common stock;

•	changes in the structure of healthcare payment systems;

•	changes in the estimation of the future size and growth rate of our markets;

•	the recruitment or departure of key personnel;

•	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry, and market conditions; and

•	the other factors described in the “Risk Factors” section of this prospectus.

In recent years, the stock markets in general have experienced extreme price and volume fluctuations, especially in the biotechnology sector. Broad market and industry factors may materially harm the market price of shares of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

The market price of our common stock could be negatively affected by future sales of our common stock in the public market by our existing stockholders and lenders.

After this offering, there will be         shares of common stock outstanding. Sales by us or our stockholders of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of our equity securities. All of the shares of our common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended.

Upon the closing of this offering,

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•	approximately shares of our outstanding shares of common stock will be beneficially owned by certain existing stockholders who are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the stockholder’s shares of common stock for a period of 12 months after the closing of the initial public offering without the prior written consent of the lenders from the bridge loan financing we received in December 2015; provided that, after 180 days following this offering, the foregoing restrictions will automatically terminate if for 20 consecutive trading days on each such trading day (x) the closing price of our common stock is at least 150% of the initial public offering price for our common stock and (y) the trading volume of our common stock is not less than 100,000 shares (“Category 1”);

•	approximately shares of our outstanding shares of common stock will be beneficially owned by certain existing stockholders and option holders who are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the stockholder’s shares of common stock for a period of 12 months after the closing of the initial public offering without our prior written consent, which restriction will terminate in accordance with the same terms as Category 1 (“Category 2”);

•	approximately shares of our outstanding shares of common stock will be beneficially owned by certain investors, who will purchase shares of our common stock from certain insiders at a nominal purchase price and are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the investor’s shares of common stock for a period of 180 days following this offering without our prior written consent; and

•	approximately shares of our outstanding shares of common stock held by us and our directors and executive officers, of which approximately shares are included in Category 1 and Category 2, will be restricted from resale for a period of 180 days following this offering pursuant to a lock-up agreement without the prior written consent of Laidlaw & Company (UK) Ltd.

We, Laidlaw & Company (UK) Ltd. or the lenders from the 2015 December bridge loan financing, as applicable, may, in our or their sole discretion, and at any time without notice, release all or any portion of the shares subject to the corresponding lock-up agreements. After the expiration of the lock-up period, these shares can be resold into the public markets in accordance with the requirements of Rule 144, subject to certain volume limitations. Moreover, we are concurrently registering shares of our common stock into which the bridge loans we received in December 2015 would convert at the time of the initial public offering. In addition, we intend to file one or more registration statements on Form S-8 with the Securities and Exchange Commission covering all of the shares of common stock issuable under our 2016 Plan or any other incentive plan that we may adopt, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act of 1933, as amended. The market price of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and these stockholders are able to sell our common stock into the market.

Upon the filing of the registration statements and following the expiration of the lock-up restrictions described above, the number of shares of our common stock that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our common stock to appreciate unless there is a corresponding increase in demand for our common stock. This increase in available shares could cause the value of your investment in our common stock to decrease.

In addition, a sale by us of additional shares of common stock or similar securities in order to raise capital might have a similar negative impact on the share price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities, and may cause you to lose part or all of your investment in our common stock.

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No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Although we expect to apply to list our common stock on The NASDAQ Capital Market, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The concentration of the capital stock ownership with our insiders after the initial public offering will likely limit the ability of the stockholders to influence corporate matters.

Following the offering described in this prospectus, the executive officers, directors, 5% or greater stockholders, and their respective affiliated entities will in the aggregate beneficially own approximately % of our outstanding common stock (assuming no exercise of the underwriter’s over-allotment option and no exercise of outstanding options). As a result, these stockholders, acting together, have control over matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a corporate transaction that other stockholders may view as beneficial.

We have broad discretion in the use of a portion of the net proceeds from our initial public offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to progress our research and development programs and for general corporate purposes, including working capital and capital expenditures. For more information, see “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which we choose to allocate the net proceeds from this offering. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future, which could reduce the attractiveness of our stock to some investors.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, we may incur debt financing to further finance our operations, the governing documents of which may contain restrictions on our ability to pay dividends.

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Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws contain, or will contain upon completion of this offering, certain provisions that may discourage, delay or prevent a change of control that our stockholders may consider favorable. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action to elect or remove directors by majority written consent;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	prohibit our stockholders from calling a special meeting of stockholders; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation upon the completion of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

In the event this offering does not constitute a qualified offering under our December 21, 2015 loan and security agreement, the term loans under our loan and security agreement, our existing convertible notes, our outstanding shares of preferred stock and certain of our warrants will remain outstanding.

If this offering does not constitute a qualified offering under the December 21, 2015 loan and security agreement pursuant to which certain investors made term loans to us in the aggregate principal amount of $4.0 million, the outstanding principal amount of the term loans and accrued and unpaid interest thereon will not automatically convert and will remain outstanding and subject to the terms of the loan and security agreement. As of         , the aggregate outstanding principal amount of the term loans, plus all accrued and unpaid interest thereon, was approximately $        .. The term loans are secured by substantially all of our assets.  We agreed to use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016. Among other things, a qualified offering under the loan and security agreement requires a firm commitment underwritten initial public offering of our common stock not later than June 5, 2016 at a pre-offering valuation of at least $36 million (exclusive of the term loans and their subsequent conversion) and which results in gross proceeds to us of at least $16.9 million, which may include the $9.4 million of gross proceeds from the private placement closing concurrently with this offering. We expect this offering to constitute a qualified offering under the terms of the loan and security agreement, but if it is not a qualified offering under the terms of the loan and security agreement the term loans will remain outstanding and subject to the terms of the loan and security agreement.  The maturity date of the term loans is December 21, 2016.

As of            , in addition to the aggregate outstanding principal amount of the term loans, plus all accrued and unpaid interest thereon, of approximately $        , we have an aggregate amount of convertible notes, plus accrued and unpaid interest thereon, of approximately $       . The convertible notes are payable upon demand of the holders of a majority of the applicable series of convertible notes, except that such demand may not be made with respect to the convertible notes issued in October 2015 until March 1, 2016. The convertible notes are also payable upon the occurrence of certain liquidation or financing events set forth in such convertible notes. The repayment of the convertible notes is subject to acceleration upon the occurrence of certain customary events of default contained in the convertible notes. We also issued to purchasers of our convertible notes seven-year warrants to purchase shares of the same class and series of capital stock into which the convertible notes convert. Immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement, the convertible notes and unpaid accrued interest thereon will be converted into, and certain of the warrants will be exercised for, shares of our common stock as described elsewhere in this prospectus. If this offering does not constitute a qualified offering, our convertible notes and warrants will remain outstanding subject to their terms.

Our ability to make payments on and to refinance our outstanding indebtedness will depend on our ability to generate cash from operations, financings, or asset sales. We have no revenue from product sales, and our ability to achieve profitability depends on our ability to develop product candidates, conduct preclinical development and clinical trials, obtain necessary regulatory approvals and manufacture, distribute, market and sell our therapeutics. We cannot assure you of the success of any of these activities or predict if or when we will ever become profitable. If we are not able to repay or refinance our debt as it becomes due, the lenders who hold our debt could accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt, and we could be forced into bankruptcy or liquidation. In addition, the term loans are secured by substantially all of our assets, and the lenders may exercise their rights with respect to such security interest in the event that we default. For a further discussion of our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”.

In addition, immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement, all of our outstanding preferred stock will be converted into common stock as described elsewhere in this prospectus. If this offering does not constitute a qualified offering, our preferred stock will remain outstanding. The holders of our preferred stock will be entitled to receive dividends as and if declared by our board of directors in preference and priority to any dividend or distribution on our common stock; priority and preference over holders of our common stock in the event of our liquidation, dissolution or winding up; and redemption and other rights as set forth in our third amended and restated certificate of incorporation, as amended presently in effect.

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We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose common stock is listed on The NASDAQ Capital Market, we will incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Securities Exchange Act of 1934, as amended. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission and The NASDAQ Capital Market. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the Securities and Exchange Commission thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the Securities and Exchange Commission after the closing of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Securities Exchange Act of 1934, as amended, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

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We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company”, we may take advantage of exemptions from various reporting requirements that are applicable to other public reporting companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We could be an “emerging growth company” up until the December 31st following the fifth anniversary after our first equity offering, although circumstances could cause us to lose that status earlier if our annual revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in any three-year period or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30th, in which case we would no longer be an “emerging growth company” as of the following December 31st. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Even after we no longer qualify as an “emerging growth company”, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

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EXPLANATORY NOTE REGARDING REVERSE STOCK SPLIT

Our board of directors, subject to the approval of the holders of outstanding shares of our capital stock entitled to vote thereon, has approved a reverse stock split of our issued and outstanding shares of common stock. We expect to effect the reverse stock split of our shares of common stock at a ratio of 1-for-         prior to or upon the effective date of the registration statement of which this prospectus forms a part. No fractional shares of common stock will be issued in connection with the reverse stock split, and all such fractional interests will be rounded up to the nearest whole number. Issued and outstanding stock options and warrants will be split on the same basis and exercise prices will be adjusted accordingly. Unless noted otherwise, all information presented in this prospectus assumes that the 1-for-           reverse stock split of our outstanding shares of common stock, stock options and warrants has not occurred.

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USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million, or $         million if the underwriter exercises its over-allotment option in full, from the sale of the common stock offered by us, based upon the assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Although it is difficult to predict our liquidity requirements, based upon our current operating plan, and assuming successful completion of this offering, the concurrent private placement of $9.4 million by certain existing investors who constitute our principal stockholders at the initial public offering price and our success in securing a combination of debt financing and/or strategic partnerships, we believe we will have sufficient cash to meet the following milestones, with respect to our current urea cycle disorder therapeutic programs:

•	achieve preclinical proof of concept for the treatment of a second urea cycle disorder;

•	select a urea cycle disorder product candidate for further development;

•	scale up the manufacturing of the lead urea cycle disorder product candidate;

•	complete GMP-manufacturing and GLP-compliant toxicology studies; and

•	file an IND application with the FDA for this product candidate.

In furtherance of the foregoing, we intend to use the net proceeds of this offering and the $9.4 million private placement (excluding any proceeds from debt financing and/or strategic partnerships) as follows:

•	approximately $ to achieve preclinical proof of concept for the treatment of a second urea cycle disorder;

•	approximately $ to select a urea cycle disorder product candidate for further development;
•	approximately $ to scale up the manufacturing of the lead urea cycle disorder product candidate;

•	approximately $ to conduct a preclinical large animal tolerability study; and

•	the balance of net proceeds for general corporate purposes, including working capital requirements.

Therefore, even with the expected net proceeds from this offering, we do not expect to have sufficient cash to complete the clinical development of any of our product candidates or, if applicable, to prepare for commercializing any product candidate that is approved.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. We will have broad discretion in the application of the net proceeds in the category of “for general corporate purposes and to fund ongoing operations and expansion of our business,” and investors will be relying on our judgment regarding the application of the proceeds of this offering. For example, if we identify opportunities that we believe are in the best interests of our stockholders, we may use a portion of the net proceeds from this offering to acquire, invest in or license complementary products, technologies or businesses although we have no current commitments, understandings or agreements to do so. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate.

Pending use of the proceeds from this offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

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DIVIDEND POLICY

We have never paid dividends on our common stock, and currently do not intend to pay any cash dividends on our common stock in the foreseeable future. In addition, we may incur debt financing in the future, the terms of which will likely prohibit us from paying cash dividends or distributions on our common stock. Even if we are permitted to pay cash dividends in the future, we currently anticipate that we will retain all future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2015 on:

•	an actual basis;

•	a pro forma basis, to give effect to:

o	the conversion of $12.6 million of convertible notes and related accrued interest into Series A preferred stock and then into our common stock in accordance with the terms of such notes and, with respect to Series A preferred stock, our third amended and restated certificate of incorporation, as amended;
o	the conversion of $3.6 million of convertible notes and related accrued interest into our common stock in accordance with the terms of such notes;
o	the conversion of $4.0 million principal amount of term loans together with all accrued and unpaid interest thereon into common stock at a conversion price equal to 80% of the initial public offering price in this offering in accordance with the terms of such notes;
o	the conversion of 25,716,583 outstanding shares of preferred stock into common stock under the terms of our third amended and restated certificate of incorporation, as amended;
o	the exercise of warrants to purchase 2,452,242 shares of preferred stock at an exercise price of $0.01 per share and the conversion of the preferred stock issuable upon exercise of such warrants into common stock under the terms of our third amended and restated certificate of incorporation, as amended; and

o	following each of the foregoing, the 1-for- reverse stock split of our outstanding shares of common stock.

•	a pro forma as adjusted basis, to give further effect to:

o	our sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and
o	issuance of shares of common stock in a private placement that is expected to close concurrently with this offering.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto appearing elsewhere in this prospectus.

	December 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)

Cash and cash equivalents	$3,290	$	$

Accrued interest of convertible debt	$3,199	$	$
Convertible notes, net of debt discount	19,841
Preferred stock warrant liabilities	3,163
Mandatorily redeemable convertible preferred stock
Series A, $0.0001 par value, 45,100,000 shares authorized at December 31, 2015; 20,216,583 shares issued and outstanding at December 31, 2015; no shares issued and outstanding pro forma and pro forma as adjusted as of December 31, 2015 (unaudited)	20,212
Series A-1, $0.0001 par value, 10,500,000 shares authorized at December 31, 2015; 5,500,000 shares issued and outstanding at December 31, 2015; no shares issued and outstanding pro forma and pro forma as adjusted as of December 31, 2015 (unaudited)	5,500
Stockholders' equity(deficit)
Common stock; $0.0001 par value; 65,600,000 shares authorized at December 31, 2015; 5,678,408 shares issued and outstanding at December 31, 2015; and issued and outstanding pro forma and pro forma as adjusted; respectively, as of December 31, 2015(unaudited)	2
Additional paid-in capital	452
Accumulated deficit	(49,343)
Total stockholders' equity(deficit)	(48,889)
Total capitalization	$3,026	$	$

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The table set forth above is based on 5,678,408 shares of our common stock outstanding as of December 31, 2015.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming the assumed initial public offering price per share, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following:

•	7,335,520 shares of our common stock issuable upon the exercise of stock options as of February 11, 2016, with a weighted average exercise price of $0.12 per share;

•	shares of common stock reserved for issuance pursuant to future awards under the 2016 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately following the consummation of this offering;

•	an estimated 1,162,519 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants and conversion of the preferred stock issuable upon exercise of such warrants as of , 2016, at an estimated weighted average exercise price of $1.00 per share;

•	any shares of our common stock issuable upon exercise of the underwriter’s over-allotment option; and

•	the issuance of an estimated shares of common stock underlying the warrant to be issued to the underwriter in connection with this offering.

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DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value (deficit) of our common stock as of December 31, 2015 was $(48.9) million, or $(8.61) per share. Historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities and convertible preferred stock, divided by the number of shares of outstanding common stock at December 31, 2015.

Pro forma net tangible book value per share represents the amount of our tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, after giving effect to (a) our 1-for-                   reverse stock split, (b) the conversion of all our outstanding shares of preferred stock into                    shares of common stock (following completion of the reverse stock split), (c) the conversion of $4.0 million in the aggregate principal amount of term loans, plus accrued interest, into                      shares of common stock (following completion of the reverse stock split), (d) the conversion of $3.6 million convertible notes and related unpaid interest into                     shares of common stock (following completion of the reverse stock split), (e) the conversion of $12.6 million of convertible notes and related accrued interest into                      shares of preferred stock and their immediate conversion into                  shares of common stock (following completion of the reverse stock split) and (f) the exercise of warrants to purchase                shares of preferred stock and their immediate conversion into                  shares of common stock (following completion of the reverse stock split).

After giving effect to the receipt of the net proceeds from our sale of         shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the issuance of         shares of common stock in connection with a private placement of $9.4 million of common stock to certain existing investors who constitute our principal stockholders at the assumed initial public offering price, pro forma as adjusted net tangible book value as of December 31, 2015 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $ per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors (unaudited):

Assumed public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2015	$
Increase in pro forma net tangible book value per share after this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million in the number of shares of common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $           per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to          investors in this offering would be $           per share of common stock.

The table below summarizes as of December 31, 2015, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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	Shares Purchased		Total Consideration
	Number	%	Amount	%	Average Price Per Share
Existing stockholders			$		$
Shares issues in concurrent private placement
New investors
Total			$		$

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $         , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of one million in the number of shares offered by us would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by                  , respectively, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of one million in the number of shares offered by us would increase or decrease the average price per share paid by all stockholders by $         and $          per share, respectively, assuming an initial public offering price of $         , the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter exercises its option to purchase                additional shares of our common stock in this offering in full, the percentage of shares of common stock held by existing stockholders will be reduced to          % of the total number of shares of common stock to be outstanding after this offering, and the percentage of shares of common stock to be owned by parties who will receive shares of common stock outside of this offering concurrently with the closing of this offering will be reduced to          % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to              , or          % of the total number of shares of common stock to be outstanding after this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our incentive plans as of December 31, 2015 were exercised, then our existing stockholders, including the holders of these options, would own         % of the total number of shares of common stock to be outstanding after this offering and investors participating in this offering would own         % of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $         million, or         % of          , the total consideration paid by investors participating in this offering would be $         million, or         % of          , the average price per share paid by our existing stockholders would be $         and the average price per share paid by investors participating in this offering would be $         .

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If the underwriter exercises its option to purchase                additional shares of our common stock in this offering in full, and if all outstanding options under our incentive plans as of December 31, 2015 were exercised, then our existing stockholders, including the holders of these options, would own             % of the total number of shares of common stock to be outstanding after this offering and investors participating in this offering would own              % of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $             million, or           % of            , the total consideration paid by investors participating in this offering would be $            million, or             % of           , the average price per share paid by our existing stockholders would be $              and the average price per share paid by investors participating in this offering would be $              .

The outstanding share information in the tables above excludes the following:

•	7,335,520 shares of our common stock issuable upon the exercise of stock options outstanding as of February 11, 2016, with a weighted average exercise price of $0.12 per share;

•	shares of common stock reserved for issuance pursuant to future awards under the 2016 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately following the consummation of this offering;

•	an estimated 1,162,519 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants and conversion of the preferred stock issuable upon exercise of such warrants as of February 11, 2016, at an estimated weighted average exercise price of $ 1.00 per share;

•	any shares of our common stock issuable upon exercise of the underwriter’s over-allotment option; and

•	the issuance of an estimated shares of common stock underlying the warrant to be issued to the underwriter in connection with this offering.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth certain selected historical financial and operating data for our business as of and for the years ended December 31, 2014 and 2015, which has been derived from and should be read together with, our audited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future periods. Our selected financial data should be read together with the sections in this prospectus entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and their related notes, which are included elsewhere in this prospectus.

	Years Ended December 31,
	2014	2015
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$1,200	$375
Total operating expenses	(6,791)	(6,182)
Loss from operations	(5,591)	(5,807)
Total other income (expense)	(1,258)	(1,570)
Net Loss	$(6,849)	$(7,377)
Basic and diluted net loss per share	$(1.47)	$(1.33)
Shares used in computation of basic and diluted net loss per share	4,656	5,526
Pro forma basic and diluted net loss per share
Share used in computation of pro forma basic and diluted net loss per share(1)

	December 31,
	2014	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,031	$3,290
Total assets	2,659	3,914
Accrued interest	2,055	3,199
Convertible notes, net of debt discount	12,540	19,841
Preferred stock warrant liability	2,695	3,163
Mandatorily redeemable convertible stock	25,705	25,712
Accumulated deficit	(41,966)	(49,343)
Total stockholders’ deficit	(41,536)	(48,889)

(1)	See Note 9 of notes to financial statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results may differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a preclinical biopharmaceutical company developing a portfolio of products for the treatment of inherited enzyme deficiencies in the liver using intracellular enzyme replacement therapy, or i-ERT, and expect to generate clinical safety and efficacy data in 2018. We are not aware of any other i-ERT currently being marketed for inherited enzyme deficiencies in the liver, and believe that the commercial potential for i-ERT is completely untapped and analogous to the large and growing $4 billion market for conventional ERT, which includes drugs such as Cerezyme. Our i-ERT approach is enabled by our proprietary Hybrid mRNA Technology platform, which allows synthesis of the missing enzyme inside the cell.  Our initial product portfolio targets the three urea cycle disorders OTCD, ASL deficiency and ASS1 deficiency.  We have preclinical proof of concept with an approvable endpoint in one urea cycle disorder, and expect to obtain human clinical safety and efficacy data in urea cycle disorder patients for our first program in 2018. To our knowledge, there are no ERT products on the market to treat these diseases, because the urea cycle reaction occurs inside the cell and is inaccessible to the administered enzyme.  In contrast, we expect delivery of the missing enzyme using i-ERT with our Hybrid mRNA Technology to be a promising approach to treat these patients.  Beyond the urea cycle disorders, we believe there are a significant number of inherited disorders of metabolism in the liver that are candidates for our therapeutic approach and that proof of concept for the treatment of one inherited liver disorder with our Hybrid mRNA Technology can be adapted to develop mRNA therapeutics for the treatment of other inherited liver disorders using our platform.

Our i-ERT approach is accomplished by delivering normal copies of the mRNA that make the missing enzyme inside the liver cell, thereby reinstating the normal physiology and correcting the disease. A key challenge with mRNA therapeutics historically has been their satisfactory delivery into the patients’ cells. We believe that our Hybrid mRNA Technology addresses these difficulties and also directs synthesis of the desired protein to the hepatocyte, which is the chief functional cell type in the liver harboring the metabolic cycles that need to be corrected in metabolic liver diseases. We believe our technology is superior to alternative technologies because, based on our internal preclinical studies, it results in high-level synthesis of the desired protein in the hepatocyte, has better tolerability and can be repeat-dosed without loss of effectiveness, thus enabling treatment of chronic conditions.

We are focused on inherited, single-gene disorders of metabolism in the liver that result in deficiency of an intracellular enzyme and thus have been unable to be treated with conventional ERT. Some inherited orphan liver diseases, such as the lysosomal storage disorders, can be successfully treated with conventional ERT. However, this approach does not work for many of the inherited orphan liver diseases, including the urea cycle disorders, because the missing enzyme is inside the cell, and the administered enzyme is unable to get inside the target cell where it is needed to be therapeutically active. Our approach is to deliver mRNA encoding the missing enzyme into the cell using our Hybrid mRNA Technology, such that the mRNA makes the missing enzyme inside the cell, restores the intracellular enzyme function and corrects the disease.

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As noted above, our initial focus is on urea cycle disorders, which are a group of rare genetic diseases generally characterized by the body’s inability to remove ammonia from the blood. The urea cycle consists of several enzymes, including OTC, ASL and ASS1. Since the urea cycle reactions occur inside the cell, conventional ERT does not work as a treatment for these disorders. Urea cycle disorders are caused by a genetic mutation that results in a deficiency of one of the enzymes of the urea cycle that is responsible for removing ammonia from the bloodstream, causing elevated levels of ammonia in the blood. The elevated ammonia then reaches the brain through the circulation, where it causes cumulative and irreversible neurological damage, and can result in coma and death. While currently marketed ammonia scavengers such as Ravicti (glycerol phenylbutyrate) and Buphenyl (sodium phenylbutyrate) provide palliative care of the symptoms, liver transplant is the only currently available cure for urea cycle disorders. Our goal is to treat the urea cycle disorders by intravenous delivery of mRNA that makes the relevant missing urea cycle enzyme inside the cell, thus reinstating normal control of blood ammonia. We believe that anticipated improvements in newborn screening and the availability of corrective therapy will lead to improved diagnosis and survival rates among patients with urea cycle disorders.

We have three therapeutic urea cycle disorder programs under development: PRX-OTC to treat OTCD, PRX-ASL to treat ASL deficiency and PRX-ASS1 to treat ASS1 deficiency. Preclinical efficacy has been established for PRX-OTC with two biological measures, including normalization of the level of ammonia in the blood. Lowering the level of ammonia in the blood is an approvable endpoint by the FDA for the treatment of urea cycle disorders, since it was the basis for the approval of Ravicti by the FDA in 2013. We expect to achieve preclinical proof of concept for the treatment of a second urea cycle disorder and select a urea cycle disorder product candidate for further development and eventual commercialization in the first half of 2016. We also plan to scale up the manufacturing of this product candidate and conduct further preclinical studies in the second half of 2016. In addition, we plan to test the safety and efficacy of the Hybrid mRNA Technology in large animals by the end of 2016. We intend to initiate IND-enabling studies in the first half of 2017 and plan to start manufacturing clinical supplies of the lead urea cycle disorder product candidate consistent with cGMP in the third quarter of 2017. We expect to file an IND application with the FDA in the fourth quarter of 2017 for this candidate, and to conduct phase 2a/2b single- and repeat-dose clinical proof of concept studies in urea cycle disorder patients that are expected to generate safety and efficacy data in 2018, including measurement of reduction in blood ammonia.

Financial Overview

Our operations have been funded, to date, primarily through a series of private placements of convertible preferred stock and issuance of convertible notes and warrants. From our inception through December 31, 2015, we have raised an aggregate of approximately $47.4 million to fund our operations, of which approximately $25.7 million was from the issuance of preferred stock and approximately $20.2 million was from issuance of convertible notes and warrants. In addition we received a $1.5 million upfront fee from Synageva BioPharma Corp., or Synageva, in 2014 pursuant to a collaboration and development agreement with Synageva.

Operating Loses

Since our inception, we have incurred significant operating losses. Our net losses were $6.8 million and $7.4 million for the years ended December 31, 2014 and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $49.3 million. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase significantly as we plan to conduct our preclinical studies, scale up the manufacturing process, advance our research programs into clinical trials, continue to discover, validate and develop additional product candidates, expand and protect our intellectual property portfolio, and hire additional development and scientific personnel. In addition, upon the consummation of this offering, we expect to incur additional costs associated with operating as a public company.

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Revenues

We currently do not have any products approved for sale in any jurisdiction and have not generated any revenue from product sales. In years ended December 31, 2014 and 2015, we have recognized revenues from Synageva.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include the following:

•	employee-related expenses, including salaries, benefits, travel and stock-based compensation;

•	external research and development expenses incurred under arrangements with third parties, such as consulting fees, research testing and preclinical studies of our product candidates;

•	laboratory supplies, and acquiring, developing and manufacturing preclinical study materials;

•	license fees; and

•	costs of facilities, depreciation and other expenses.

Research and development costs are expensed as incurred. In certain circumstances, we will make nonrefundable advance payments to purchase goods and services for future use pursuant to contractual arrangements. In those instances, we defer and recognize an expense in the period that we receive or consume the goods or services.

At any point in time, we typically have various early stage research and drug discovery projects ongoing. Our internal resources, employees and infrastructure are not directly tied to any one research or drug discovery project and are typically deployed across multiple projects. As such, we do not maintain information regarding the costs incurred for these early stage research and drug discovery programs on a project-specific basis.

The nature and efforts required to complete a prospective research and development project are typically indeterminable at very early stages when research is primarily conceptual and may have multiple applications. Once a focus towards developing a specific product candidate has been developed, we obtain more visibility into the efforts that may be required to reach conclusion of the development phase. However, there are inherent risks and uncertainties in developing novel biologics in a rapidly-changing industry environment. To obtain approval of a product candidate from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate. In most cases, this entails extensive laboratory tests and preclinical and clinical trials. The collection of this data, as well as the preparation of applications for review by the FDA, is costly in time and effort, and may require significant capital investment.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, finance and support functions and not otherwise included in research and development expenses. Other general and administrative expenses include allocated facility related costs not otherwise included in research and development expenses, travel expenses and professional fees for auditing, tax and legal services. We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly-traded company. These increases will likely include legal fees, accounting fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations.

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Interest Expense

Interest expense consists primarily of cash and non-cash interest related to our convertible notes.

On December 21, 2015, we entered into a loan and security agreement with certain investors, pursuant to which these investors made term loans to us in the aggregate principal amount of $4.0 million. Interest accrues on the term loans at the rate of 5% per annum. The maturity date of the term loans is December 21, 2016, unless earlier converted into equity or otherwise repaid. The repayment of the term loans is subject to acceleration upon the occurrence of certain customary events of default contained in the loan and security agreement. The entire outstanding principal amount of the term loans together with all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, at a conversion price equal to 80% of the price in the qualified offering. We expect this offering to constitute a qualified offering under the terms of the loan and security agreement.

As of           , we have an aggregate amount of convertible notes, plus accrued and unpaid interest thereon, of approximately $           . The convertible notes carry interest at a rate of 8% per annum. The convertible notes are payable upon demand of the holders of a majority of the applicable series of convertible notes, except that such demand may not be made with respect to the convertible notes issued in October 2015 until March 1, 2016. The convertible notes are also payable upon the occurrence of certain liquidation or financing events set forth in such convertible notes. The repayment of the convertible notes is subject to acceleration upon the occurrence of certain customary events of default contained in the convertible notes. We also issued seven-year warrants to purchase shares of the same class and series of capital stock into which the convertible notes convert. Immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement, the convertible notes and unpaid accrued interest thereon will be converted into, and certain of the warrants will be exercised for, shares of our common stock as described elsewhere in this prospectus. The fair value of the warrants were recorded as debt discount and warrant liabilities upon issuance of the convertible notes on the balance sheets. The debt discount is amortized to interest expense over the term of the notes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our audited financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our audited financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Non-refundable, up-front payments received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.

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Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include salaries and personnel related costs, consulting fees, fees paid for contract research services, the costs of laboratory supplies, equipment and facilities, license fees and other external costs. Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

Fair Value of Financial Instruments

We establish the fair value of our assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We established a fair value hierarchy based on the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3 Unobservable inputs in which little or no market data exists, therefore determined using estimates and assumptions developed by us, which reflect those that a market participant would use.

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their relative short maturities. The carrying value of our 8% convertible notes payable approximates fair value because the interest rate is reflective of the rate we could obtain on debt with similar terms and conditions. The carrying value of the 5% term loans was approximately $3.7 million as of December 31, 2015. See Note 5 to our audited financial statements – Convertible Notes Payable and Other Credit Facility in the audited financial statements included elsewhere in this prospectus for further discussion. We estimate the fair value of the preferred stock warrant liability using Level 3 inputs.

We may apply the fair value option to any eligible financial assets or liabilities, which permits an instrument by instrument irrevocable election to account for selected financial assets and liabilities at fair value. To date, we have not applied this election.

Derivative Financial Instruments

We evaluate our financial instruments such as convertible preferred stock and convertible notes to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. At each reporting date, we review our convertible securities to determine their classification is appropriate.

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Deferred Financing Costs

We defer costs related to the issuance of debt which are included on the accompanying balance sheets as a deduction from the debt liability. Deferred financing costs are amortized over the term of the related loan and are included as a component of interest expense on the accompanying statements of operations.

Warrant Liabilities

Warrants to purchase our redeemable convertible preferred stock are classified as liabilities and are recorded at their estimated fair value. We use the Black-Scholes option pricing model to evaluate the fair value of the warrants. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to volatility, expected option term and fair value of our common stock. In each reporting period, any change in fair value of the warrants is recorded as expense in the case of an increase in fair value and income in the case of a decrease in fair value.

Redeemable Convertible Preferred Stock

We initially record redeemable convertible preferred stock that may be redeemed at the option of the holder or based upon the occurrence of events not under our control outside of stockholders’ deficit at the value of the proceeds received, net of issuance costs. The difference between the original carrying value and the redemption value is accreted at each reporting period on a straight line basis so that the carrying value equals the redemption value on the redemption date. In the absence of retained earnings, these accretion charges are recorded against additional paid-in capital, if any, and then to accumulated deficit.

Stock Based Compensation

We expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments. We use the Black-Scholes option pricing model to calculate the fair value of any equity instruments on the grant date. We recognize stock based compensation, net of estimated forfeitures, on the accelerated method as expense over the requisite service period. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to volatility, expected option term and fair value of our common stock. Measurement of stock-based compensation for options granted to nonemployees is subject to periodic adjustment as the underlying equity instruments vest.

We recorded stock-based compensation expenses in the statement of operations for 2014 and 2015 as follows:

	Years Ended December 31,
	2014	2015
	(In thousands)
Research and development	$23	$17
General and administrative	7	4
	$30	$21

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

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We utilize a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

JOBS Act

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2015-03, Simplifying the presentation of Debt Issuance Costs, guidance to simplify the presentation of debt issuance costs. Debt issuance costs related to a recognized debt liability will be presented on the balance sheet as a direct deduction for the debt liability as opposed to recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. This is similar to the presentation of debt discounts or premiums. This ASU requires retrospective application which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We have adopted this guidance. The adoption of this guidance did not have material impact on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU is effective for public entities for annual periods beginning after December 15, 2017. In June 2015, the FASB deferred for one year the effective date of the new revenue standard, with an option that would permit companies to adopt the standard as early as the original effective date. Early adoption prior to the original effective date is not permitted. We are evaluating the impact this standard may have on our revenue recognition, but do not expect that the adoption will have a material impact on our financial statements.

In June 2014, the FASB issued ASU 2014 10, Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810 Consolidation. This update removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the update eliminates the requirements for development stage entities to (1) present inception to date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This standard is effective for annual reporting periods beginning after December 15, 2014. Early adoption prior to the effective date is permitted. We have early adopted this standard in the presentation of our 2014 financial statements.

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In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. For all entities, the ASU is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. We are evaluating the impact of this standard, but do not expect that the adoption will have a material impact on our financial statements.

Results of Operations for the Years Ended December 31, 2014 and 2015

The following table sets forth information concerning our operating results for the years ended December 31, 2014 and 2015:

	For the Years Ended December 31,
	2014	2015	Dollar Change	% Change
Statement of operations data:
Revenue	$1,200	$375	$(825)	-68.8%
Operating expenses:
Research and development	4,860	4,883	23	0.5%
General and administrative	1,931	1,299	(632)	-32.7%
Total operating expenses	6,791	6,182	(609)	-9.0%
Loss from operations	(5,591)	(5,807)	(216)	3.9%
Interest expense	(1,367)	(1,649)	(282)	20.6%
Other income (loss), net	109	79	(30)	-27.5%
Total other income (expense)	(1,258)	(1,570)	(312)	24.8%
Net loss	$(6,849)	$(7,377)	$(528)	7.7%

Revenue

To date, we have not generated revenue from the sale of any products. We recorded $1.2 million and $375,000 in revenue in the years ended December 31, 2014 and 2015, respectively, related to our development agreement with Synageva. On April 4, 2014, we entered into an exclusive development and option agreement, or development agreement, with Synageva, pursuant to which we agreed to conduct certain development activities in connection with the development of our mRNA and polymer products. Synageva paid us a non-refundable upfront fee in the aggregate amount of $1.5 million in 2014. The development agreement with Synageva expired in 2015. The fee was recognized over the term of the agreement. See “Certain Relationships and Related Party Transactions - Development and Option Agreement with Synageva BioPharma Corp.”

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Research and Development Expenses

Our research and development expenses were $4.9 million in each of the years ended December 31, 2014 and 2015. Excluding a decrease in depreciation expense of $138,000 in 2015, research and development expenses increased $162,000, or 3.7%, for the year ended December 31, 2015, compared to research and development expenses for the year ended December 31, 2014. The increase was primarily attributable to a $306,000 increase in outsourced contract research expenses which was offset by a decrease in usage of laboratory supplies of $132,000. The decrease in depreciation expense was predominantly due to our leasehold improvements and some of our laboratory equipment having fully depreciated in 2015.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the year ended December 31, 2015, which was a decrease of approximately $632,000 or 33%, compared to general and administrative expenses of $1.9 million for the year ended December 31, 2014. The decrease was primarily due to a decrease of $548,000 in legal fees associated with the Synageva agreements entered in 2014.

Interest Expense

Interest expense increased approximately $282,000, or 21%, from $1.4 million for the year ended December 31, 2014 to $1.6 million for the year ended December 31, 2015. Increase in interest expense was attributable to the increase in convertible notes payable in 2015. We expect interest expense to decrease when the convertible notes and related unpaid accrued interest are converted into series A preferred stock and then into common stock immediately prior to the pricing of this offering.

Liquidity and Capital Resources

From inception to December 31, 2015, we have incurred an accumulated deficit of $49.3 million. We have financed our operations since inception primarily with the net proceeds of $25.7 million from the sales of shares of our convertible preferred stock and $20.2 million from the issuance of convertible notes and warrants. We also received a $1.5 million upfront fee from Synageva in 2014 pursuant to a development agreement which expired in 2015. At December 31, 2015, we had $3.3 million of cash and cash equivalents. We anticipate that we will continue to incur losses, and that such losses will increase over the next several years due to development costs associated with our urea cycle disorder programs. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations and strategic alliances.

Loan and Security Agreement

On December 21, 2015, we entered into a loan and security agreement with certain investors, pursuant to which these investors made term loans to us in the aggregate principal amount of $4.0 million. Interest accrues on the term loans at the rate of 5% per annum. The maturity date of the term loans is December 21, 2016, unless earlier converted into equity or otherwise repaid. The repayment of the term loans is subject to acceleration upon the occurrence of certain customary events of default contained in the loan and security agreement. As of           , the aggregate outstanding principal amount of the term loans, plus all accrued and unpaid interest thereon, was approximately $           . The entire outstanding principal amount of the term loans together with all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, at a conversion price equal to 80% of the price in the qualified offering. We agreed to use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016. Among other things, a qualified offering under the loan and security agreement requires a firm commitment underwritten initial public offering of our common stock not later than June 5, 2016 at a pre-offering valuation of at least $36 million (exclusive of the term loans and their subsequent conversion) and which results in gross proceeds to us of at least $16.9 million, which may include the $9.4 million of gross proceeds from the private placement closing concurrently with this offering. We expect this offering to constitute a qualified offering under the terms of the loan and security agreement, and therefore, upon the closing of this offering, we will issue an aggregate of           shares of common stock to the investors under the loan and security agreement, based on an assumed initial public offering price of $      , which is the midpoint of the price range set forth on the cover page of this prospectus.

We also granted to Titan Multi-Strategy Fund I, Ltd., as security agent, for the benefit of the lenders under the loan and security agreement, a first priority security interest to all of our right, title and interest in and to our assets as collateral to secure the payment and performance of all obligations under the loan and security agreement.

Under the loan and security agreement, we are subject to affirmative and negative covenants. We agreed to, among other things, use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016, enter into a registration rights agreement with the lenders on mutually acceptable terms by           , and deliver certain financial statements. In addition, we agreed to use the proceeds from the loans solely as working capital and for general corporate purposes in the ordinary course of business. Under the loan and security agreement, and subject to certain exceptions, we may not take certain actions without the consent of the lenders representing at least 51% of the outstanding principal amount of the term loans, or the required lenders, such as incur or repay indebtedness, engage in related party transactions, dispose of our assets, or issue shares of our capital stock. In addition, upon any sale of all or substantially all of our assets that results in net cash proceeds sufficient to satisfy our obligations under the loan and security agreement, we are required to satisfy the entire outstanding principal amount of the term loans, all accrued and unpaid interest thereon and all other obligations thereunder, together with a prepayment premium equal to 25% of the outstanding principal amount of the term loans on the date of repayment.  We may not voluntarily prepay the term loans without the consent of the required lenders.

An event of default under the loan and security agreement will be deemed to occur or exist in the event we fail to make principal or interest payments when due; if the accredited investors cease to have a first priority perfected lien in the collateral, if we breach and fail to cure within a specified period of time in any material respect any term, covenant or agreement in the loan and security agreement or the other facility documents, except for the non-occurrence of the qualified offering; or upon the occurrence of certain other events.

Registration Rights Agreement

As contemplated by the loan and security agreement, on             , 2016, we entered into a registration rights agreement with the investors in the December 2015 financing, pursuant to which we agreed to use our reasonable best efforts to register the resale of the shares of common stock issuable upon the conversion of our term loans concurrently with the registration of this initial public offering and to keep the related registration statement continuously effective until the earlier of the date that is one year from the date such registration statement is declared effective or all of the shares issuable upon the conversion of our term loans have been sold thereunder or pursuant to Rule 144 or may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for us to be in compliance with the current public information requirement under Rule 144. In the event we are unable to register all such shares in the registration statement contemplated by the registration rights agreement, we agreed to use our commercially reasonable efforts to file amendments to the initial registration statement to cover any such unregistered shares. We agreed to pay all fees and expenses related to the filing of such registration statements.

Convertible Notes

As of        , we have an aggregate amount of convertible notes, plus accrued and unpaid interest thereon, of approximately $        .. The convertible notes carry interest at a rate of 8% per annum. The convertible notes are payable upon demand of the holders of a majority of the applicable series of convertible notes, except that such demand may not be made with respect to the convertible notes issued in October 2015 until March 1, 2016. The convertible notes are also payable upon the occurrence of certain liquidation or financing events set forth in such convertible notes. The repayment of the convertible notes is subject to acceleration upon the occurrence of certain customary events of default contained in the convertible notes. We also issued to purchasers of our convertible notes seven-year warrants to purchase shares of the same class and series of capital stock into which the convertible notes convert. Immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement, the convertible notes and unpaid accrued interest thereon will be converted into, and certain of the warrants will be exercised for, shares of our common stock as described elsewhere in this prospectus.

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We believe that our existing cash and cash equivalents as of December 31, 2015, excluding the anticipated proceeds from the initial public offering described in this prospectus, will finance our planned operations through May 2016, and the anticipated proceeds from this offering and the sale of $9.4 million of common stock in a private placement at the initial public offering price with certain existing investors who constitute our principal stockholders that is expected to close concurrently with this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. In addition, we intend to pursue a combination of debt financing and strategic partnerships to further finance our operations. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Our primary uses of cash are to fund operating expenses and research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the initiation, progress, timing and completion of preclinical studies of our lead product and potential product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the progress, costs and results of our clinical trials;

•	the terms and timing of any other strategic alliance, licensing and other arrangements that we may establish;

•	the outcome, timing and cost of regulatory approvals;

•	delays that may be caused by changing regulatory requirements;

•	the costs and timing of hiring new employees to support our continued growth;

•	the costs required for operating a public company;

•	the costs and timing of procuring preclinical supplies of our product candidates; and

•	the extent to which we acquire or invest in businesses, products or technologies.

The following table shows a summary of our cash flows for the years ended December 31, 2014 and 2015.

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	Years Ended December 31,
	2014	2015
	(in thousands)
Net Cash provided by (used in)
Operating activities	$(4,861)	$(5,980)
Investing activities	(53)	(114)
Financing activities	5,268	7,353
	$354	$1,259

Operating Activities

        Net cash used in operating activities was $6.0 million for the year ended December 31, 2015, compared to net cash used in operating activities of $4.9 million for the same period in 2014. The increase in net cash used in 2015 was primarily due to the development agreement entered with Synageva in 2014. We received a $1.5 million upfront non-refundable fee from Synageva in 2014 offset by approximately $548,000 in legal fees. Contract research expenses increased $306,000 in the year ended December 31, 2015 due to our increased outsourced preclinical research which was offset by a decrease in laboratory supplies of $132,000.

Investing Activities

The net cash used in investing activities for the periods presented relates entirely to the purchases of property and equipment, primarily lab equipment. The amount spent in the years ended December 31, 2014 and 2015 was approximately $53,000 and $114,000, respectively.

Financing Activities

Net cash provided by financing activities was $7.4 million for the year ended December 31, 2015, which was due to the issuance of convertible notes payable of $3.7 million net of debt issuance costs of $332,000 and issuance of convertible term loans of $4.0 million. Net cash provided by financing activities was approximately $5.3 million for the year ended December 31, 2014, which was due to the issuing of Series A-1 preferred stock of $5.5 million related to the agreement with Synageva. This was offset by $232,000 in principal payments of our credit facility which was paid in full in 2014.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We have elected to avail ourselves of the following provisions of the JOBS Act:

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•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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BUSINESS

Overview

We are a preclinical biopharmaceutical company developing a portfolio of products for the treatment of inherited enzyme deficiencies in the liver using intracellular enzyme replacement therapy, or i-ERT, and expect to generate clinical safety and efficacy data in 2018.  We are not aware of any other i-ERT currently being marketed for inherited enzyme deficiencies in the liver, and believe that the commercial potential for i-ERT is completely untapped and analogous to the large and growing $4 billion market for conventional ERT, which includes drugs such as Cerezyme. Our i-ERT approach is enabled by our proprietary Hybrid mRNA Technology platform, which allows synthesis of the missing enzyme inside the cell.  Our initial product portfolio targets the three urea cycle disorders OTCD, ASL deficiency and ASS1 deficiency.  We have preclinical proof of concept with an approvable endpoint in one urea cycle disorder, and expect to obtain human clinical safety and efficacy data in urea cycle disorder patients for our first program in 2018. To our knowledge, there are no ERT products on the market to treat these diseases, because the urea cycle reaction occurs inside the cell and is inaccessible to the administered enzyme.  In contrast, we expect delivery of the missing enzyme using i-ERT with our Hybrid mRNA Technology to be a promising approach to treat these patients.  Beyond the urea cycle disorders, we believe there are a significant number of inherited disorders of metabolism in the liver that are candidates for our therapeutic approach and that proof of concept for the treatment of one inherited liver disorder with our Hybrid mRNA Technology can be adapted to develop mRNA therapeutics for the treatment of other inherited liver disorders using our platform.

Our i-ERT approach is accomplished by delivering normal copies of the mRNA that make the missing enzyme inside the liver cell, thereby reinstating the normal physiology and correcting the disease. A key challenge with mRNA therapeutics historically has been their satisfactory delivery into the patients’ cells. We believe that our Hybrid mRNA Technology addresses these difficulties and also directs synthesis of the desired protein to the hepatocyte, which is the chief functional cell type in the liver harboring the metabolic cycles that need to be corrected in metabolic liver diseases. We believe our technology is superior to alternative technologies because, based on our internal preclinical studies, it results in high-level synthesis of the desired protein in the hepatocyte, has better tolerability and can be repeat-dosed without loss of effectiveness, thus enabling treatment of chronic conditions.

We are focused on inherited, single-gene disorders of metabolism in the liver that result in deficiency of an intracellular enzyme and thus have been unable to be treated with conventional ERT. Some inherited orphan liver diseases, such as the lysosomal storage disorders, can be successfully treated with conventional ERT. However, this approach does not work for many of the inherited orphan liver diseases, including the urea cycle disorders, because the missing enzyme is inside the cell, and the administered enzyme is unable to get inside the target cell where it is needed to be therapeutically active. Our approach is to deliver mRNA encoding the missing enzyme into the cell using our Hybrid mRNA Technology, such that the mRNA makes the missing enzyme inside the cell, restores the intracellular enzyme function and corrects the disease.

As noted above, our initial focus is on urea cycle disorders, which are a group of rare genetic diseases generally characterized by the body’s inability to remove ammonia from the blood. The urea cycle consists of several enzymes, including OTC, ASL and ASS1. Since the urea cycle reactions occur inside the cell, conventional ERT does not work as a treatment for these disorders. Urea cycle disorders are caused by a genetic mutation that results in a deficiency of one of the enzymes of the urea cycle that is responsible for removing ammonia from the bloodstream, causing elevated levels of ammonia in the blood. The elevated ammonia then reaches the brain through the circulation, where it causes cumulative and irreversible neurological damage, and can result in coma and death. While currently marketed ammonia scavengers such as Ravicti (glycerol phenylbutyrate) and Buphenyl (sodium phenylbutyrate) provide palliative care of the symptoms, liver transplant is the only currently available cure for urea cycle disorders. Our goal is to treat the urea cycle disorders by intravenous delivery of mRNA that makes the relevant missing urea cycle enzyme inside the cell, thus reinstating normal control of blood ammonia. We believe that anticipated improvements in newborn screening and the availability of corrective therapy will lead to improved diagnosis and survival rates among patients with urea cycle disorders.

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We have three therapeutic urea cycle disorder programs under development: PRX-OTC to treat OTCD, PRX-ASL to treat ASL deficiency and PRX-ASS1 to treat ASS1 deficiency. Preclinical efficacy has been established for PRX-OTC with two biological measures, including normalization of the level of ammonia in the blood. Lowering the level of ammonia in the blood is an approvable endpoint by the FDA for the treatment of urea cycle disorders, since it was the basis for the approval of Ravicti by the FDA in 2013. We expect to achieve preclinical proof of concept for the treatment of a second urea cycle disorder and select a urea cycle disorder product candidate for further development and eventual commercialization in the first half of 2016. We also plan to scale up the manufacturing of this product candidate and conduct further preclinical studies in the second half of 2016. In addition, we plan to test the safety and efficacy of the Hybrid mRNA Technology in large animals by the end of 2016. We intend to initiate IND-enabling studies in the first half of 2017 and plan to start manufacturing clinical supplies of the lead urea cycle disorder product candidate consistent with cGMP in the third quarter of 2017. We expect to file an IND application with the FDA in the fourth quarter of 2017 for this candidate, and to conduct phase 2a/2b single- and repeat-dose clinical proof of concept studies in urea cycle disorder patients that are expected to generate safety and efficacy data in 2018, including measurement of reduction in blood ammonia.

We are engaged in discussions with a number of prospective biopharmaceutical companies regarding partnership opportunities focused on our product pipeline, the use of our Hybrid mRNA Technology for the delivery of potential partners’ mRNAs and the use of Hybrid mRNA Technology for in vivo gene editing. Gene editing requires the delivery of mRNA and/or DNA into cells, which can be accomplished by several methods, the two most common of which are using engineered viruses as gene delivery vehicles, or viral vectors, and those that use naked DNA/RNA or DNA/RNA complexes, or non-viral methods. Gene editing companies are interested in our Hybrid mRNA Technology for its potential to express nucleases-encoding mRNAs in the hepatocyte, providing a non-viral delivery platform for in vivo gene editing, ultimately correcting the genetic defects in the liver of patients. We believe that our approach offers advantages over viral vectors for in vivo gene editing, which can persist in the patient over the long term, and thus may cause continued modification of the genome after the intended change to the desired gene has been made. If successful, we believe that our technology would enable genes to be added, repaired or deleted in a patient’s hepatocytes for therapeutic benefit. To date, we have not entered into any partnerships or collaborations for our current product candidates.

Our pipeline includes our most advanced mRNA therapeutic program for the treatment of OTCD, for which we have shown preclinical proof of concept, and programs for ASL deficiency and ASS1 deficiency which are under development as summarized in the table below:

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Our Strategy

Our strategy is to use our proprietary Hybrid mRNA Technology to develop mRNA therapeutics for the treatment of orphan liver diseases. We believe that our focus on urea cycle disorders maximizes the leverage of our know-how and proprietary technology and allows us to build value through our programs by moving them forward into development in a cost-efficient manner with the goal of promptly delivering safe and effective therapies to urea cycle disorder patients in need of effective treatment.

Our business strategy includes the following:

•	Rapidly develop a portfolio of mRNA therapeutics to treat orphan liver diseases that are intractable to ERT, with initial focus on the urea cycle disorders. We have achieved preclinical proof of concept for our OTCD program, with additional data in ASL and/or ASS1 programs expected to follow in the first half of 2016. We intend to initiate IND-enabling studies in the first half of 2017, file an IND in the fourth quarter of 2017 and expect to generate clinical proof of concept in urea cycle disorder patients in the first half of 2018.

•	Leverage our Hybrid mRNA Technology across a broad range of additional orphan liver diseases. There are many other orphan liver diseases beyond the urea cycle disorders that we believe would be good candidates for mRNA Replacement Therapy. Given that the delivery system will be the same across the programs, once the Hybrid mRNA Technology is successful with one mRNA and orphan liver disease, we anticipate that the costs and risks associated with developing new mRNA therapeutics for other orphan liver diseases will be relatively low.

•	Pursue and form strategic collaborations that leverage our Hybrid mRNA Technology. We are engaged in discussions with potential partners for developing mRNA programs in various disease indications. We intend to pursue partnerships in order to accelerate the development and maximize the market potential of our Hybrid mRNA Technology platform. In particular, we intend to partner with larger biopharmaceutical companies that possess market know-how and marketing capabilities to complete the development and commercialization of mRNA therapeutics. Our Hybrid mRNA Technology also enables us to deliver nuclease-encoding mRNAs to the liver. The combination of our Hybrid mRNA Technology and gene editing technology has the potential to enable in vivo gene editing, to either add or delete gene function in humans, which, if successful, could have a variety of important potential medical applications. For example, deleting gene function could be used for lowering cholesterol, and adding gene function could be used to correct certain types of hemophilia. We and our potential gene editing partners are currently conducting evaluation studies using our Hybrid mRNA Technology with nuclease-encoding mRNAs and engaging in discussions regarding partnering opportunities.

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Our Competitive Strengths

With our leading-edge Hybrid mRNA Technology, an experienced management team and comprehensive intellectual property portfolio, we believe we are well positioned to advance our development candidates and partner our technology platform to expand future development and commercial opportunities. The strength and breadth of our delivery technology provides opportunities to create value by partnering the delivery platform with therapeutic mRNAs for the treatment of other orphan liver diseases in a cost-effective way.

Our competitive strengths include:

•	Specific production of desired proteins in hepatocytes. Based on the internal preclinical studies we have conducted, the Hybrid mRNA Technology enables protein production specifically in hepatocytes in the liver with minimal impact in other major organs and tissues. This outcome is accomplished by attaching the hepatocyte-specific targeting ligand molecule GalNAc to the polymer used in our Hybrid mRNA Technology which results in hepatocyte-specific expression of the desired protein. This specificity limits off-target effects that may occur by producing proteins in tissues outside the liver.

•	Ability to repeat dose. Our preclinical data shows that the Hybrid mRNA Technology enables repeat dosing at therapeutically efficacious doses without loss of protein production. This ability enables treatment of chronic indications that require multi-dose treatment regimens.

•	Better tolerability relative to other nucleic acid delivery systems. In our preclinical studies, the Hybrid mRNA Technology has demonstrated better tolerability relative to other nucleic acid delivery systems, as demonstrated by the lack of an immune system response evidenced by the low levels of a number of cytokines observed in mice. Moreover, at doses well above those needed for a therapeutic effect, liver enzyme levels, a measure of liver damage, remained within normal ranges in mice. This ability to dose at high mRNA levels in combination with the ability to multi-dose without loss of expression upon subsequent dosing represents one of the significant strengths of the Hybrid mRNA Technology.

•	Potential for rapid development of follow-on products with unusually low cost and risk. There are many single-gene inherited metabolic disorders of the liver which may be candidates for our mRNA therapeutic approach. Once proof of concept has been established for one orphan liver disease with the Hybrid mRNA Technology, we believe that the same formulation may be used with many different mRNAs. We expect this attribute may enable rapid development of new drugs, since the sequence of all mRNAs is known. We believe these mRNAs can be readily manufactured and combined with the Hybrid mRNA Technology platform to treat other orphan liver diseases.

•	Ability to develop high-barrier to entry products. Due to our propriety know-how in nucleic acid therapeutics and their delivery, we expect to develop high barrier to entry therapeutics which we believe will result in our products being subject to relatively less competition in the market.

•	Experienced management team. Our management team has an extensive track record and experience in the research, development and delivery of RNA therapeutics. With over 120 years of combined experience in RNA delivery technologies and RNA therapeutics, our team is well placed to further develop the Hybrid mRNA Technology for orphan liver disease therapeutics and for gene editing applications.

•	Patent protection for our Hybrid mRNA Technology. In order to protect our innovations, we have aggressively built upon our extensive and enabling intellectual property estate worldwide. Our portfolio of patents and patent applications includes multiple families and is primarily focused on synthetic polymers and related compositions, the use of polymer and polymer-LNP compositions for delivery of mRNA and other therapeutic agents, including the use of polymer-LNP compositions in our core platform technology, and methods for treating protein deficiency diseases such as orphan diseases characterized by single-gene metabolic defects in the liver, including OTCD. As of February 11, 2016, we own or have in-licensed 11 issued U.S. patents, 20 issued foreign patents, and over 35 pending U.S. and foreign patent applications.

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Our Team

We were founded by Robert W. Overell, Ph.D., our president and chief executive officer, and world leaders in polymer-based drug delivery systems Patrick S. Stayton, Ph.D., professor of bioengineering at the University of Washington, and Allan S. Hoffman, Ph.D., professor emeritus of bioengineering at the University of Washington, together with Oliver W. Press, M.D., Ph.D., a member of the Fred Hutchinson Cancer Research Center and a professor of medicine at the University of Washington, and Paul H. Johnson Ph.D., our founding chief scientific officer.

We believe that success in the field of in vivo nucleic acid delivery and therapeutics requires a highly specialized team. We have a highly experienced team with over 120 years of combined experience in the delivery and development of nucleic acid therapeutics working in state-of-the-art chemistry and biology facilities in Seattle, Washington. In addition to the experience of our directors, executive management team and founders, we use consultants and advisors who provide us with key advice in specific areas. These include Gordon Brandt, M.D., our chief clinical advisor, who has been working with us for five years and most recently served as president and executive vice president of clinical affairs for Nastech Pharmaceutical Company Inc., which became MDRNA Inc., where he worked on the development of nucleic acid therapeutics from 2004 until 2008; James Watson, MBA, who serves as our head of corporate development and most recently served as chief business officer at Alvine Pharmaceuticals, Inc. from 2011 to 2016, and, prior to that, was a managing director and head of private equity at Burrill & Company and chief executive officer of Burrill & Company’s merchant banking group; and Stuart Swiedler, M.D., Ph.D., our clinical advisor for orphan drug development, who has been working with us since 2014 and most recently served as senior vice president of clinical affairs at BioMarin Pharmaceutical Inc., an orphan drug company, where for over a 10-year period he contributed to both the non-clinical and clinical aspects of drug development for the regulatory approvals of the orphan drugs Aldurazyme ®, Naglazyme® and Kuvan ®.

Our Mission and Culture

We are dedicated to the development of mRNA therapeutics that hold promise for treatment of orphan diseases for which few, if any, effective therapeutic options are available. Our guiding principles, against which all employees have been evaluated annually as a key component of our performance management system since our inception, are:

•	Open Communication. This is especially important in a drug development company, where tremendous value can be built from close collaboration between team members.

•	Teamwork. Talented multidisciplinary teams, with the right skill set, that collaborate effectively against a common goal can create a practically unstoppable force.

•	Mutual Respect. We each have different points of view, and nobody is right all of the time. Trust your instincts, but respect those of others too, especially in areas of their expertise.

•	Excellence and Integrity. We strive for excellence in everything we do, and do it with the highest level of personal and professional integrity.

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Company Information

We were incorporated on March 9, 2006 as a Delaware corporation. Our principal executive office is located at 410 W. Harrison Street, Suite 300, Seattle, Washington 98119. Our telephone number is 206-805-6300. Our website address is www.phaserx.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus or any prospectus supplement.

Our Initial Target Diseases: Urea Cycle Disorders

Our initial target diseases are urea cycle disorders. Urea cycle disorders are a family of inherited rare genetic metabolic disorders, each of which is caused by a mutation that results in a deficiency of one of the enzymes that are necessary for the normal function of the urea cycle to remove ammonia from the bloodstream. When proteins are broken down by the body, ammonia is produced as a waste byproduct. The urea cycle involves a series of biochemical steps which removes ammonia from the blood. Normally, in individuals with a functioning urea cycle, ammonia is converted into a compound called urea and excreted in urine. In patients with urea cycle disorders, the liver’s ability to convert ammonia to urea is diminished, and the process of removing ammonia from the bloodstream is disrupted. As a result, excess ammonia accumulates in the blood, a condition known as hyperammonemia. Ammonia is a potent neurotoxin, and when ammonia reaches the brain through the bloodstream, it causes severe medical complications including cumulative and irreversible brain damage, and can cause coma and death.

Urea cycle disorders are diagnosed either through newborn screening or when symptoms occur and are recognized as related to a urea cycle disorder by further blood and urine testing. Initial urea cycle disorder symptoms range from catastrophic illness with coma occurring within a few days of birth to milder and non-specific symptoms such as difficulty sleeping, headache, nausea, vomiting, disorientation and seizures, particularly in patients who present later in life.

Urea cycle disorders occur in approximately 1 in 35,000 births in the United States, with OTCD being most common at a rate of approximately 1 in 56,500 live births, followed by ASL deficiency at a rate of approximately 1 in 218,750 live births and ASS1 deficiency at a rate of approximately 1 in 250,000 live births according to the journal article “The Incidence of Urea Cycle Disorders” published in Molecular Genetics and Metabolism, 2013, or the Incidence of Urea Cycle Disorders article. Based on demographic data for those patients enrolled in the National Institutes of Health -sponsored urea cycle disorder consortium longitudinal study, “A Longitudinal Study of Urea Cycle Disorders” published in Molecular Genetics and Metabolism, 2014, or the Longitudinal Study article, approximately one quarter of patients with urea cycle disorders are diagnosed in the neonatal period (first month of life), seventy percent are diagnosed after the neonatal period, and 5% remain asymptomatic throughout life. According to the Longitudinal Study article, approximately 114 newborns are predicted to be born with a urea cycle disorder in the United States each year, and approximately one quarter of the patients diagnosed in the neonatal period die due to the urea cycle disorder, compared with 10% mortality for patients with late onset disease.

Our Development Programs

Our mRNA therapeutics for the urea cycle disorders are intended to provide to patients greater than two years of age weekly or biweekly intravenous delivery of mRNA encoding the missing enzyme, thereby allowing the patient to produce the needed enzyme and correcting the disease. Because our approach addresses the underlying cause of the disease by reinstating the normal physiology, it is anticipated that no dietary restriction or special amino acid supplementation will be necessary, and the disease can be managed without crisis or continued neurologic deterioration. For all of our urea cycle disorder programs, the product profile of our candidates is anticipated to include reversal of the enzyme deficiency, which would be expected to correct the disorder by restoring the normal physiology, and normalize plasma ammonia levels, eliminate the dietary restrictions, and eliminate hyperammonemic crises.

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OTCD

Our most advanced program is for OTCD. OTCD is the most common subtypes of the urea cycle disorders and affects all ethnic groups and geographic areas. OTC is a critical enzyme in the urea cycle that removes ammonia in the blood. Patients with severe OTCD rapidly develop hyperammonemia soon after birth and have a disease phenotype which may lead to coma or death in the absence of liver transplant. In some affected individuals, signs and symptoms of OTCD may be less severe, and may not appear until later in life, but most patients show symptoms of OTCD by age 12 which typically manifest as hyperammonemic crises. The gene that codes for OTC is located on the X-chromosome, and hence, the majority of severe patients are male, but females with one abnormal gene in their gene pair can also be affected, usually after the neonatal period, as reported in the journal article “Diagnosis, Symptoms, Frequency and Mortality of 260 Patients with Urea Cycle Disorders from a 21-year, Multicentre Study of Acute Hyperammonaemic Episodes” published in Acta Paediatrica, 2008. Patients can present at almost any time of life with a stressful triggering event such as an infection or pregnancy, resulting in elevations of plasma ammonia concentration. Despite milder presentations in adulthood, patients are at constant risk of ammonia level rising, and hyperammonemia, encephalopathy, cerebral edema, and death can occur. The incidence of OTCD is 1 in 56,500 live births, according to the Incidence of Urea Cycle Disorders article.

Preclinical Development

In 2015, we achieved preclinical proof of concept for OTCD in a well-accepted animal model of a human orphan liver disease using OTC-spfash mice. Hyperammonemia is induced in these mice by treating the animals with a viral vector containing a short hairpin RNA designed to knock down mouse OTC mRNA. Over time as the mouse OTC mRNA levels are decreased, OTC enzyme levels also decrease resulting in the mice developing elevated ammonia levels in the blood. Normal mice have ammonia levels of ~100 μM. Delivery of the human OTC mRNA using our Hybrid mRNA Technology resulted in the production of the natural human OTC enzyme and normalization of two key clinical biomarkers, ammonia level in the blood and orotic acid level in the urine. In contrast, the treatment of mice with a human OTC mRNA designed not to be translated (a negative control) resulted in the mice having higher ammonia levels. As shown in the figure below, treatment of mice with three 1 mg/kg doses of a functional human OTC mRNA over a two-week period resulted in a statistically significant reduction in blood ammonia levels and normalized ammonia levels to those observed in the wild type mice. The study has shown meaningful reduction in ammonia levels, the endpoint that was evaluated by the FDA in order to grant approval of Ravicti.

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Normalization of Ammonia Levels in OTC-spfash Mice Treated with human OTC mRNA Delivered by Hybrid mRNA Technology

Delivery of the human OTC mRNA using our Hybrid mRNA Technology in the OTC-spfash mice was well tolerated, based on our internal tolerability study with formulation being dosed twice per week for three weeks in fragile OTC-spfash mice, with normal serum chemistries (electrolytes, albumin and creatinine levels) observed 48 hours following dosing, and no elevation of alanine aminotransferase, or ALT, level in the blood, which is a test for liver damage. This is shown in the figure below.

Levels of Liver Enzymes in Mice Dosed with Hybrid mRNA Technology

Moreover, we observed no detection of the cytokine IP-10 in OTC-spfash mice 3 hours following dosing (below limit of quantitation, or BLOQ), indicating no stimulation of the innate immune system.

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Levels of the Cytokine IP-10 in OTC-spfash Mice Treated with Hybrid mRNA Technology

*BLOQ: below limit of quantitation

ASL Deficiency

ASL deficiency is the second subtype of urea cycle disorder we are pursuing as a development program. ASL deficiency affects the body’s ability to clear the nitrogen already incorporated into the urea cycle as citrulline and argininosuccinate. As in OTCD, ASL deficiency often manifests with rapid-onset hyperammonemia in the newborn period or as a late onset form with episodic hyperammonemia and/or long term complications that include liver dysfunction, neuro-cognitive deficits and hypertension. The accumulation of citrulline and argininosuccinic acid is the biochemical hallmark of ASL deficiency. The incidence of ASL deficiency is estimated at 1 in 218,750 live births, according to the Incidence of Urea Cycle Disorders article.

Preclinical Development

We have designed and manufactured the ASL mRNA, obtained ASL-deficient mice and are working with animal disease models for ASL deficiency internally. We plan to perform initial studies to examine production of ASL mRNA in normal mice, and following confirmation of the synthesis of the corrected gene, we plan to administer therapeutic ASL mRNA into ASL hypomorphic mice suffering from a genetic mutation to examine protein production in the liver and reduction of argininosuccinic acid levels in plasma. We anticipate using the same delivery platform used for our OTCD formulation.

ASS1 Deficiency

ASS1 deficiency is the third subtype of urea cycle disorder we are pursuing as a development program. The argininosuccinate synthase 1 enzyme is responsible for combining two amino acids, citrulline made by other enzymes in the urea cycle, and aspartate, to form a molecule called argininosuccinic acid. A series of additional chemical reactions in the urea cycle uses argininosuccinic acid to form urea. If the ASS1 enzyme is absent or defective, then a build-up of citrulline and ammonia in the blood can occur, resulting in hyperammonemia. The incidence of ASS1 deficiency is estimated at 1 in 250,000 live births, according to the Incidence of Urea Cycle Disorders article.

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Preclinical Development

We have designed and manufactured the ASS1 mRNA, obtained ASS1-deficient mice and are working with animal disease models for the treatment of ASS1 deficiency internally. We plan to perform initial studies to examine the production of ASS1 mRNA in normal mice, and following confirmation of the synthesis of the corrected gene, we plan to administer therapeutic ASS1 mRNA into ASS1-deficient mice to examine protein production in the liver, reduction of citrulline levels in plasma and presence of argininosuccinic acid levels in plasma. We anticipate using the same delivery platform used for our OTCD formulation.

IND-Enabling Studies and Clinical Development Plans

Urea Cycle Disorder Candidate Selection and IND -Enabling Studies

We plan to advance the urea cycle disorder programs by conducting further preclinical studies, including optimal dosing interval and maximum tolerated dosing studies in the first half of 2016. Upon successful completion of these studies, we plan to select the first urea cycle disorder candidate to move forward into development. We intend to scale up the manufacturing process for the selected urea cycle disorder therapeutic candidate in the first half of 2017 to initiate IND-enabling studies, including preclinical GLP-compliant toxicology studies in rodents and large animals in the second half of 2017. We expect that we will require substantial additional capital to conduct clinical activities for our lead mRNA product candidates.

Clinical Development Plans

Based on the results of the preclinical studies, we expect to demonstrate safety and clinical efficacy in a Phase 2a/b study in 2018 in urea cycle disorder patients. The clinical development of the selected urea cycle disorder candidate is planned to include a two-stage clinical trial for adults and pediatric patients who are currently on Ravicti. In the first stage Phase 2a trial, we intend to enroll a limited number of adult patients for evaluation of the pharmacokinetics, as measured by blood concentration, and pharmacodynamics, as measured by plasma ammonia levels, following administration of our urea cycle disorder therapeutic. This stage is expected to be followed by a repeat-dose Phase 2b trial in which we intend to enroll a larger number of adults and pediatric patients and plan to include a direct comparison of ammonia levels between Ravicti and our therapeutic candidate. Following this study, we intend to offer all patients enrollment into a one-year extension study with our urea cycle disorder therapeutic.

Market Opportunities

Currently, there is no cure for urea cycle disorders other than liver transplant. Liver transplant is limited by donor availability and patient eligibility, and it is also associated with significant risks and complications, including perioperative morbidity and mortality, liver rejection, kidney failure and vulnerability to infection due to lifelong immunosuppressant medication. Therefore, liver transplant is an option typically reserved for the most severely affected patients in life-threatening conditions. Liver transplantation is especially complicated for patients with urea cycle disorders as many of them show symptoms shortly after birth.

Current management of urea cycle disorders includes decreasing ammonia production through the reduction of protein in the diet, supplementation with essential and/or branched chain amino acids, the use of dietary supplements such as arginine and citrulline and ammonia lowering agents, including Ravicti and Buphenyl, FDA-approved ammonia scavenger products currently being marketed by Horizon Pharma plc. Horizon Pharma plc acquired Ravicti and Buphenyl in 2014 through the acquisition of Hyperion Therapeutics Inc. for $958 million.

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Ravicti was approved by the FDA in 2013 for chronic management of urea cycle disorders in adult and pediatric patients greater than two years of age. It is a three times daily oral drug that must be used with a protein-restricted diet and amino acid dietary supplements. As reported in the FDA news release, dated February 1, 2013, announcing approval of Ravicti, the major study supporting Ravicti’s safety and effectiveness involved 44 adults who had been using Buphenyl. According to this news release, patients were randomly assigned to take Buphenyl or Ravicti for two weeks before being switched to the other product for an additional two weeks. The FDA news release reported that blood testing showed Ravicti was as effective as Buphenyl in controlling ammonia levels. Three additional studies in children and adults provided evidence supporting the long-term safety and effectiveness of Ravicti in patients 2 years and older. The revenue projection for 2015 for Ravicti was $132 million in the United States, growing approximately 17% per year, according to Horizon Pharma plc.

Buphenyl was approved by the FDA in 1996 and was the only branded FDA-approved therapy for the chronic management of certain subtypes of urea cycle disorders prior to Ravicti’s approval for the same subtypes. Buphenyl is also available for the treatment of urea cycle disorders in select countries throughout Europe, the Middle East, and the Asia-Pacific region. Buphenyl is administered in tablet and powder form and sold in the United States to patients who have not transitioned to Ravicti.

Ammonul (sodium benzoate and phenylacetate), an intravenous therapy marketed by Ucyclyd Pharma, Inc., a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., was approved by the FDA in the United States in 2005. We believe that Ammonul is the only FDA-approved adjunctive therapy for the treatment of hyperammonemic crises in adult and pediatric patients with the most prevalent urea cycle disorders. Currently, Ammonul is not approved for use outside the United States, but is being prescribed by physicians in parts of Europe.

Current commercial products for treatment of urea cycle disorders such as Ravicti, Buphenyl and Ammonul are ammonia scavengers that provide, in our opinion, palliative care of the symptoms at best and have substantial limitations. When urea cycle disorders are not well controlled, or even in well-controlled patients who experience concurrent illness such as infection, or physiological stress such as pregnancy or surgery, hyperammonemia crises may occur. In a Phase 2 trial of Ravicti, two-thirds of patients with high ammonia levels at the start of the clinical trial still had high ammonia levels at the end of the trial despite taking Ravicti, as reported in the journal article “Phase 2 Comparison of a Novel Ammonia Scavenging Agent with Sodium Phenylbutyrate in Patients with Urea Cycle Disorders: Safety, Pharmacokinetics and Ammonia Control” published in Molecular Genetics and Metabolism, 2010. In the Phase 3 trials of Ravicti, sixteen percent of adult patients and 25% of pediatric patients experienced hyperammonemic crises while taking Ravicti during the one year extension trial, according to the journal articles “Ammonia Control and Neurocognitive Outcome among Urea Cycle Disorder Patients Treated with Glycerol Phenylbutyrate” published in Hepatology, 2013 and “Glycerol Phenylbutyrate Treatment in Children with Urea Cycle Disorders: Pooled Analysis of Short and Long-term Ammonia Control and Outcomes” as published in Molecular Genetics and Metabolism, 2014. In addition, Buphenyl has a high pill burden or large quantity of powder and frequent dosing of 3-6 times per day and a taste and smell deemed unpleasant by many patients, which makes compliance for many urea cycle disorder patients difficult.

We believe our approach, which is to deliver mRNA encoding the missing enzyme into the cell, thereby making the missing enzyme and reinstating the normal intracellular physiology, offers the potential to correct certain subtypes of urea cycle disorders and avoid the need for scavenger therapy, restrictive diet and dietary supplements. In view of the rapid onset of expression observed with our Hybrid mRNA Technology in our luciferase expression studies in mice, our approach may also lead to more effective treatment of acute hyperammonemic crises in urea cycle disease patients.

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We are not aware of any intracellular enzyme therapy currently being marketed and believe that the market for intracellular enzyme therapy is completely untapped and analogous to the large and growing $4 billion ERT market, which includes drugs such as Cerezyme (see sales data for 2014 in the annual reports filed in 2015 by Sanofi, BioMarin Pharmaceutical Inc., Shire plc and Protalix BioTherapeutics, Inc.) Therapeutics for orphan liver diseases treated with ERT with similar incidences to the urea cycle disorders (1/56,500-1/250,000) have generated substantial sales, including Fabry’s disease, with estimated incidence of 1/50,000 – 1/200,000, according to GeneReviews®, and worldwide sales of $437 million in 2014 according to sales data by Sanofi S.A.; Pompe’s disease, with estimated incidence of 1/50,000 – 1/200,000, according to GeneReviews, and worldwide sales of $500 million in 2014 according to sales data by Sanofi S.A.; Gaucher’s disease, with estimated incidence of 1/60,000, according to GeneReviews, and worldwide sales of $548 million in 2014 according to sales data by Sanofi S.A.; and mucoploysaccharidosis type VI, with estimated incidence of 1/250,000 – 1/600,000 and worldwide sales of $334 million in 2014 according to sales data by BioMarin Pharmaceutical Inc.

Our Hybrid mRNA Technology

mRNA Therapeutics and Competitive Approaches

mRNAs play an essential role in the process of encoding and translating genetic information from DNA to proteins. The genes in DNA encode protein molecules, including enzymes, which are essential building blocks to the functions necessary for life. Expressing a gene means synthesizing proteins encoded by the gene. The information stored within DNA are “read” and expressed in two major steps: transcription and translation. During transcription, the genes in the DNA are transcribed into mRNA, which encodes the protein sequence. mRNA serves as the blueprint for making the desired protein by cellular machinery called ribosomes during translation.

Genetic diseases are the result of a key protein not being correctly coded in the DNA. As a result, the mRNA corresponding to the gene is either defective or missing, resulting in a defective or missing protein. Our therapeutic mRNAs seek to restore the normal mRNA encoding of the normal protein, thereby restoring the missing protein function within target tissues and correcting the disease. In the case of a large number of inherited metabolic diseases of the liver that are caused by single-gene defects, expression, or synthesis, of a therapeutic mRNA providing a functional copy of the missing or defective protein has the potential to correct the genetic disorder.

The main impediment in the development of mRNA therapeutics has been a lack of effective delivery, principally due to the fact that mRNA molecules are (i) fragile and easily degradable by nucleases in the blood, and (ii) large and highly charged molecules that are typically taken up into cellular vesicles called endosomes from which they are unable to cross the endosomal membrane and enter the cytoplasm of the cell. These delivery challenges prevent therapeutic mRNA molecules from reaching the target tissue and being taken up into the cytoplasm of the target cells so that they can be translated into the desired protein of interest. To overcome these impediments, mRNA has typically been formulated into LNPs, which function to protect the mRNA from degradation in the blood and enable uptake of the mRNA inside the cell. While these LNPs are effective in delivering mRNA cargo into the liver, these LNPs generally contain fusogenic lipids that disrupt cell membranes to allow the LNPs to enter the cell, the presence of which activate the immune system resulting in dose-limiting toxicities or liver damage, according to the journal articles “Lipid-Based Nanocarriers for RNA Delivery” published in Current Pharmaceutical Design, 2015, and “Nanotoxicity: a Key Obstacle to Clinical Translation of siRNA-based Nanomedicine” published in Nanomedicine, 2014.

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An alternative approach to treating orphan liver diseases is gene therapy using adeno-associated virus, or AAV, vectors; however, triggering of multiple types of immune response to the virus represents a major challenge facing using these viral vectors, according to the journal article “Gene Therapy in Liver Diseases: State-of-the-Art and Future Perspectives” published in Current Gene Therapy, 2012. The AAV vectors offer the potential of longer-term correction of the liver disease by gene therapy, but they can be susceptible to pre-existing neutralizing antibody-mediated immunity against the virus present in a significant number of patients; they trigger immune responses in the body can prevent repeat dosing, since the initial dose primes the immune system and can neutralize vector given in a subsequent administration; and they can stimulate cell mediated immunity against infected liver hepatocytes, according to the journal articles “Hemophilia Gene Therapy: Caught Between a Cure and an Immune Response” published in Molecular Therapy, 2015, and “Immune Responses to AAV Vectors: Overcoming Barriers to Successful Gene Therapy” published in Blood, 2013.

Our Hybrid mRNA Technology

Our Hybrid mRNA Technology provides a differentiated polymer-LNP-based formulation approach for the delivery of mRNA into the hepatocytes in the liver. The Hybrid mRNA Technology utilizes our SMARTT Polymer Technology in combination with an inert LNP which functions as a carrier for the mRNA. The LNP encapsulates and protects the mRNA while it transits the blood and is taken up into the hepatocytes while the polymer delivers mRNAs into the cytoplasm by mediating their escape from endosomes. The synthetic polymers exploit a proprietary mechanism to effect passage of mRNA molecules across the endosomal membrane. Our approach does not require fusogenic lipids typical of competitor LNPs and we believe that is one of the reasons why our delivery system is better tolerated than our competitors’ technology.

Our SMARTT Polymer Technology is comprised of a diblock vinyl polymer comprising two blocks of monomers with distinct delivery functionalities. The polymer is targeted to the asialoglycoprotein receptor on liver hepatocytes by the inclusion of a GalNAc moiety to one end of the polymer. The polymers have a first hydrophilic block comprising hydrophilic monomers which impart water solubility to the polymer and a second hydrophobic block comprising hydrophobic monomers that are pH-tunable and mediate endosome escape of the mRNA cargo into the cytoplasm. The structure of the polymer is shown below.

Schematic Representation of the PhaseRx SMARTT Polymer Technology

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We have performed two studies in collaboration with external specialist contract research laboratories using one of polymers as a polymer-siRNA, or small interfering RNA, conjugate. The polymers had the same diblock architecture as shown above, and were similar in composition to the polymers used in the Hybrid mRNA Technology. In the first study, we evaluated the absorption, distribution, metabolism, and excretion of a polymer with a radioactive label in rats which showed rapid uptake into the liver, with greater than 95% of the polymer dose in the liver within two hours after dosing. Very little or no polymer was detected in other tissues or organs. The main route of polymer clearance from the liver was into the bile and then feces with 71% of the dose being cleared into bile within 72 hours after dosing. In the second study, the safety and efficacy of a polymer was evaluated in non-human primates. In a single dose, dose ranging study, primates received doses of a polymer conjugate ranging from 1 to 2.4 mg/kg of RNA. The formulation was well tolerated with no significant dose-related changes in serum chemistry, hematology, or coagulation. Moreover, no changes in complement activity or increase in IL-6 cytokine levels, which indicates stimulation of the immune system, were observed, and histopathological evaluation of the liver, kidneys and spleen of treated animals showed no dose-related effects.

Our Hybrid mRNA Technology has been shown in our internal preclinical studies to result in synthesis of intended proteins in hepatocytes with a fast onset of action, suggesting highly effective delivery of mRNA molecules, and the synthesis of a number of protein classes including cytosolic proteins, mitochondrial proteins and secreted proteins. By developing a rapid in vivo-based screening program, we have gained valuable information about the structure-activity relationships of formulation components. The figure below illustrates the dramatic changes in activity that have resulted from our formulation screening program showing a 5000-fold improvement in the production of luciferase in the livers of mice treated with a single 1 mg/kg dose of mRNA encoding luciferase delivered with our Hybrid mRNA Technology, as measured six hours after dosing. In addition, expression levels within three-fold of maximal luciferase signal were observed within three hours after dosing, which indicates that the synthesis of the desired protein in the liver can be very rapid following administration of the mRNA therapeutic using our Hybrid mRNA Technology. These observed levels of fluorescence are 1 million-fold above background.

5,000-fold Increase in Activity of Hybrid mRNA Technology Through Formulation Development and Screening as Measured by Luciferase Expression

Moreover, when the Hybrid mRNA technology was used to deliver human erythropoietin mRNA and administered intravenously to mice at a dose of 1 mg/kg, it resulted in supraphysiological levels of the secreted protein erythropoietin 20,000 times above normal levels in untreated mice.

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In addition to the ability of the Hybrid mRNA Technology to effect high levels of production of desired proteins, our internal preclinical studies with luciferase mRNA showed that luciferase expression is highly specific to the liver, with little or no expression in immune organs such as the spleen or other tissues. This data is shown in the figure below. Mice were injected intravenously with 1 mg/kg of luciferase mRNA delivered using the Hybrid mRNA Technology, and six hours later the various organs were harvested and analyzed for expression of luciferase. As can be seen from the data below, expression of the luciferase mRNA was specifically seen in the liver, with no detectable expression in other organs, including the spleen. This data is in contrast to a recent report with a fusogenic LNP-based mRNA formulation where expression was also observed in the spleen and pancreas, as reported in Optimization of Lipid Nanoparticle Formulations for mRNA Delivery in Vivo with Fractional Factorial and Definitive Screening Designs published in ACS Nanoletters, 2015. We believe that the specificity of mRNA expression to the liver observed with our technology will minimize off-target toxicities that can result from the unintended expression of therapeutic proteins in other tissues.

Imaging of Expression of Luciferase in Individual Organs Dissected from Mice Treated with Luciferase mRNA

Delivered using the Hybrid mRNA Technology

In addition to organ specificity, the expression of the luciferase protein was seen predominantly in the hepatocyte, the desired cell type in the liver, with no apparent expression in Kuppfer cells in the liver lining the walls of the sinusoids. This result is shown in the immunofluorescence figure below in which the luciferase expression occurs as bright green areas that are specifically in the hepatocytes. The blue areas represent nuclei of individual cells. The observed specificity of expression to the hepatocytes, in addition to the organ specificity shown above, is expected to further improve the safety profile of our products.

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Immunofluorescent Staining of Luciferase Protein in Liver Section from Mice Treated with Luciferase mRNA

Delivered using Hybrid mRNA Technology

Moreover, in our chronic dosing study, the Hybrid mRNA Technology enabled mRNA to be repeat-dosed every week over a 3-month period without loss of expression at each dose. In the data presented in the figure below mice were treated intravenously once a week for 12 weeks with 0.5 mg/kg of luciferase mRNA formulated with Hybrid mRNA Technology without loss of the luciferase fluorescence signal at each dose given. In these studies, luciferase activity was measured six hours after the weekly dosing. The significance of this result is that our Hybrid mRNA Technology would likely be able to be chronically administered without the loss of potency after each dose that has been observed with other LNP-only formulations, as reported in the journal article “Accelerated Blood Clearance of PEGylated Liposomes following Preceding Liposome Injection: Effects of Lipid Dose and PEG Surface-Density and Chain Length of the First-Dose Liposomes” published in the Journal of Controlled Release, 2005.

Luciferase Expression Measured Immediately After Each Dose of a Repeat-Dosing Regimen of the Hybrid mRNA Technology in Mice

Of critical importance to mRNA therapeutics is the ability to avoid unwanted induction of cytokines which can cause dose-limiting toxicities through activation of the innate immune system. This type of an acute response can result in lower levels of protein expression. Mice injected with 0.5 mg/kg of luciferase mRNA delivered using the Hybrid mRNA Technology did not elicit an innate immune response as determined by measuring levels of cytokines, interferon gamma-induced protein 10 (IP-10), tumor necrosis factor alpha (TNF-a), interleuckin-6 (IL-6), interferon gamma (IFN-g), interleukin 12, (IL-12) and macrophage inflammatory protein alpha (MIP-1a), as shown in the figure below. The levels of cytokines observed in all cases were generally similar to untreated mice. We believe that the levels of cytokine induction observed in the preclinical study support the likelihood of our product candidate having a favorable safety profile, hence offering potential advantages over other mRNA delivery using fusogenic LNPs or AAV-based approaches.

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Assessment of Cytokine Levels in Mice Treated with Luciferase mRNA Delivered Using The Hybrid mRNA Technology

We have developed our Hybrid mRNA Technology into a robust system for in vivo mRNA delivery that allows protection of mRNA in the circulation, endosome escape and targeted expression in the hepatocytes. Our mRNA therapeutic candidates using our Hybrid mRNA Technology have proven effective in preclinical models, and have shown proof of concept and efficacy across a number of studies in OTCD mice, including meaningful reduction in ammonia levels in the blood, which is an approvable endpoint by the FDA for the treatment of urea cycle disorders. Our delivery technology is designed to provide a versatile, predictable, reproducible and scalable mRNA delivery system with the ability to manufacture at scale, using a process known as RAFT polymerization which has enabled manufacturing of polymers at the hundreds of kg scale. We believe that our technology enables rapid deployment of mRNA therapeutics to new disease targets, and we intend to leverage our technology platform to develop a pipeline of product candidates for the treatment of many chronic and life-threatening orphan liver diseases. Beyond the urea cycle disorders, these diseases include organic acidemias, glycogen storage diseases, porphyria, hyperoxalurea, urea cycle disorders, phenylketonuria, tyrosinemia and Wilson’s Disease.

Partnering Opportunities

We believe that our Hybrid mRNA Technology can be of significant interest to potential corporate partners who are interested in developing mRNA therapeutics. In addition, we have received indications of interest from gene editing companies to use our technology to introduce gene editing therapeutics into the hepatocytes in order to enable in vivo gene editing. Companies developing mRNA and in vivo gene editing therapeutics have reported to us a common set of challenges that we believe can be addressed by our technology, including in vivo instead of ex vivo delivery, high levels of expression and activity, specificity of expression to the liver, avoidance of off-target effects and ability to use repeat dosing regimens without loss of expression on subsequent dosing.

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There are many companies interested in mRNA therapeutics to treat orphan liver diseases, including Shire plc, Moderna LLC, Alexion Pharmaceuticals, Inc. and Ultragenyx Pharmaceutical Inc. Also, there are many single-gene inherited metabolic disorders of the liver beyond the urea cycle disorders that we believe may be good candidates for mRNA Replacement Therapy. Once proof of concept is obtained in one orphan liver disease, we believe our technology can be used to rapidly develop mRNA therapeutics to treat other orphan liver diseases. The mRNA sequences for each of these diseases are readily available in public databases, and we expect those mRNAs can readily be manufactured by contract manufacturers. As a result, we believe that new potential mRNA therapeutics may be efficiently developed by combining different mRNAs with our Hybrid mRNA Technology. Given that the delivery system will be the same across the programs, once the Hybrid mRNA Technology is successful with one mRNA therapeutic to treat an orphan liver disease, we anticipate that the costs and risks associated with developing new mRNA therapeutics for other orphan liver diseases will be relatively low. We are engaged in discussions with potential partners for developing mRNA programs in various disease indications. We intend to pursue partnerships in order to accelerate the development and maximize the market potential of our Hybrid mRNA Technology platform. In particular, we intend to partner with larger biopharmaceutical companies that possess market know-how and marketing capabilities to complete the development and commercialization of mRNA therapeutics. To date, we have not entered into any partnerships or collaborations for our current product candidates.

In addition, the ability of our technology platform to effectively deliver mRNA to the liver hepatocytes provides the potential to apply our technology platform to in vivo gene editing - the modification of the genome of a patient’s cells in vivo to either delete genes that are causing disease or to add genes to correct genetic defects, which, if successful, could have a variety of important potential medical applications. For example, deleting gene function could be used to lower levels of drug targets such as PCSK-9 for lowering cholesterol, and adding gene function could be used to correct certain types of hemophilia. We believe that such applicability provides opportunities to form revenue-generating strategic collaborations with partners developing gene editing technologies. We and our potential gene-editing partners are currently conducting studies using our Hybrid mRNA Technology with nuclease-encoding mRNAs and engaging in discussions regarding partnering opportunities.

Competition

The biotechnology industry is characterized by intense and rapidly changing competition to develop new technologies and proprietary products and affected by new technologies, new developments, government regulations, health care legislation, availability of financing and other factors. We compete with numerous other companies that currently operate, or intend to operate, in the industry, including companies that are engaged in RNA-based therapeutic technologies and other manufacturers that may decide to undertake development of such products, as well as other companies that are pursuing non-RNA-based approaches for the treatment of urea cycle disorders. While we believe that our intellectual property portfolio, scientific expertise and our Hybrid mRNA Technology provide us with competitive advantages, we face potential competition from many different sources, including larger and better-funded biotechnology and pharmaceutical companies, who, due to their size, may have significant advantages over us. These larger companies have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours and have established reputations and relationships with physicians and patients, as well as worldwide distribution channels that are more effective than those we will have. In addition, due to ongoing consolidation in the industry, there are high barriers to entry for small biotechnology companies. For a discussion of some of these advantages and the competitive risks we face, see “Risk Factors – Risk Related to our Industry.”

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We are aware of several companies that are developing nucleic acid-based therapeutics for orphan liver diseases. There are several companies developing AAV-based approaches to gene therapy including REGENXBIO Inc., Dimension Therapeutics, Inc. and uniQure N.V. Of these, Dimension Therapeutics, Inc. has selected OTCD as one of its development programs as of February 2016. In addition, Moderna LLC is developing injectable modified mRNA therapeutics encoding a variety of proteins. Alexion Pharmaceuticals, Inc. has established an exclusive agreement with Moderna LLC for the discovery and development of mRNA therapeutics to treat rare diseases. As of January 2016, Moderna LLC and Alexion Pharmaceuticals, Inc. have announced that their first mRNA therapeutic program is the treatment of Crigler Najjar Syndrome, an orphan liver disease. Shire plc is known to have pursued mRNA replacement therapy for ASS1 as a development candidate, but its lead mRNA therapeutic candidate is for cystic fibrosis. Arcturus is developing mRNA-based therapeutics for the treatment of OTCD as well as for iron deficiencies, thrombopoietin and cystic fibrosis. Alnylam Pharmaceuticals, Inc. and Dicerna Pharmaceuticals, Inc. are developing a LNP delivery platform for targeted delivery of small interfering RNA therapeutics to hepatocytes for silencing specific mRNA to prevent disease-causing proteins from being made and are using this approach to develop therapeutics for primary hyperoxalurea and hepatic porphyrias.

Because liver transplant in newborns is technically difficult, Cytonet GmbH & Co. is developing a therapy for newborns severely affected by urea cycle disorders, and recently filed a Marketing Authorization Application, or MAA, with the EMA and is seeking approval for its liver cell therapy for treatment of urea cycle disorders in children. This treatment involves the infusion of human liver cells with the aim of prolonging crisis-free survival until the patients are able to undergo a liver transplant. In addition, Promethera Biosciences S.A., a Belgian company, is evaluating stem cell based therapy for treatment of urea cycle disorders in the pediatric population.  Promethera Biosciences S.A. has completed a 20 patient Phase 1/2 trial in Europe and is currently enrolling patients in a Phase 2b trial. Other potential therapies for the urea cycle disorders in early stage preclinical or clinical testing include gene therapy and mitochondrial enzyme replacement. For example, Aeglea Biotherapeutics, Inc. has a degrading enzyme treatment in preclinical development for arginase 1 deficiency. Ocera Therapeutics Inc. is developing an ammonia scavenger which they claim has improved properties. Bio Blast Pharma Ltd., an Israeli biopharmaceutical company, is pursuing a mitochondrial protein replacement platform in OTCD, which is currently in preclinical development. Synlogic, Inc. is developing a engineered synthetic biotic designed to change the microbiome in the gut which, according to Synlogic, Inc., could reduce excess ammonia in the blood for the treatment of urea cycle disorders and other forms of hyperammonemia.

Other companies with mRNA delivery technologies that may compete for gene editing partnerships include Arcturus Therapeutics, Inc., Acuitas Therapeutics Inc., Arbutus Biopharma Corporation, CureVac AG, and BioNTech AG.

These companies also compete with us in recruiting personnel and securing licenses to complementary technologies or specific substances that may be critical to the success of our business. They also compete with us for potential funding.

Intellectual Property

We rely on a combination of patents, trade secrets, non-disclosure agreements, and other intellectual property to protect the proprietary technologies that we believe are important to our business. Our success will depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important inventions and know-how, defend and enforce our patents, maintain our licenses, preserve our trade secrets, and operate without infringing valid and enforceable patents and other proprietary rights of third parties. We also rely on continuing technological innovation to develop, strengthen, and maintain our proprietary position in the field of mRNA therapeutics and delivery.

Our Patent Portfolio

Our portfolio of patents and patent applications includes multiple families that protect various aspects of our business. The patents and patent applications that make up our patent portfolio are primarily focused on synthetic polymers and related compositions, the use of polymer and polymer-LNP compositions for delivery of mRNA and other therapeutic agents, including the use of polymer-LNP compositions in our core platform technology, and methods for treating protein deficiency diseases such as orphan diseases characterized by single-gene metabolic defects in the liver, including OTCD. As of February 11, 2016, we own or have in-licensed 11 issued U.S. patents, 20 issued foreign patents, and over 35 pending U.S. and foreign patent applications:

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Case Family	Issued Patents	Pending Applications by Jurisdiction	Owned or In-licensed

Enhanced Transport	US 6,835,393; US 7,374,778; US 8,003,129; US 8,846,106; EP 1044021; AU 758368; CA 2317549	US	In-licensed

Enhanced Transport	US 7,737,108; US 8,318,816		In-licensed

Temperature and pH-responsive Compositions	US 7,718,193		In-licensed

Diblock Copolymer	EP 2281011; AU 2009246327; CN ZL200980122888.3; IL 209238; MX 316902; SG 166444; ZA 2010/08729	US, AU, CA, JP, BR, CN, IN, KR	Co-owned; UW’s rights in-licensed

Micellic Assemblies	EP 2285853; AU 2009246329; JP 5755563; MX 315375	US, AU, CA, JP, KR	Co-owned; UW’s rights in-licensed

Polymeric Carrier	US 9,006,193	US	Co-owned; UW’s rights in-licensed

Heterogeneous Polymeric Micelles	US 9,211,250		Co-owned; UW’s rights in-licensed

Bispecific Intracellular Delivery Vehicles	US 8,822,213; 9,220,791	US, EP, CA	Co-owned; UW’s rights in-licensed

Hydrophilically Shielded Copolymers		US	Co-owned; UW’s rights in-licensed

Multiblock Copolymers	EP 2364330; AU 2009313358; CN ZL200980148153.8; JP 5766611; MX 330456; SG 171100	US, AU, CA, BR, IL, IN, KR, ZA	Co-owned; UW’s rights in-licensed

Omega-Functionalized Polymers		US	Co-owned; UW’s rights in-licensed

Targeting Monomers		US	Co-owned; UW’s rights in-licensed

RNA Targeted to Beta-Catenin		US	Owned

RNA Targeted to c-Met		US	Owned

Block Copolymers		PCT, US, CA	Owned

Polymer-LNP Delivery		PCT, US	Owned

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A significant portion of our patent portfolio is in-licensed from UW. The UW license, which is exclusive, worldwide, and sublicensable and is described more fully below under “—License Agreements—UW License Agreement,” is in the field of drug delivery, human therapeutics, human prophylactics and research reagents. We co-own, with UW, several families within this in-licensed portfolio. The co-owned patent filings include two granted European patents, EP 2281011 and EP 2285853, covering membrane destabilizing polymers and polymer compositions used in our core platform technology. Corresponding patents have also issued in other foreign jurisdictions, including Australia, and corresponding applications are pending within the United States and outside the United States, including Canada and Japan. The U.S. patent application corresponding to EP 2285853 has been allowed. These issued foreign patents and the U.S. patent expected to issue from the allowed application are projected to expire in 2029. We have another patent family directed to diblock polymers that includes issued patents in Europe, Australia, Israel, and several other foreign jurisdictions, has pending applications in the U.S., Canada, Japan, China, and several other foreign jurisdictions, and any patents issuing in this family are projected to expire in 2029.

We are the sole owner of an international Patent Cooperation Treaty, or PCT, application with a U.S. provisional application priority claim. The PCT application is directed to our core technologies for mRNA delivery, including membrane destabilizing polymer and LNP drug carrier compositions, compositions and systems comprising a combination of polymer and LNP drug carrier, and methods of using such compositions and systems for delivering therapeutic agents, such as mRNA, into cells, including targeted delivery of mRNA to the liver. This application is further directed to related methods for treating diseases characterized by deficiency of a functional protein by in vivo delivery of mRNA encoding the functional protein, including methods for treating OTCD via liver-specific delivery of OTC-encoding mRNA. Any patent issuing from this application is projected to expire in 2036.

Patent Term

The term of individual patents and patent applications in our portfolio will depend upon the legal term of the patents in the countries in which they are obtained. In most countries, the patent term is 20 years from the date of filing of the patent application or examined priority application, if applicable. For example, if an international PCT application is filed, any patent issuing from the PCT application in a specific country expires 20 years from the filing date of the PCT application. Patents issuing from applications filed in the United States on or after June 8, 1995, will have a term that is twenty years from the filing date of the earliest examined priority application, absent any patent term adjustment for the U.S. Patent and Trademark Office delay.

Under the Hatch-Waxman Act, the term of a patent that covers an FDA-approved drug or biological product may also be eligible for patent term extension, or PTE. PTE permits restoration of a portion of the patent term of a U.S. patent as compensation for the patent term lost during product development and the FDA regulatory review process if approval of the application for the product is the first permitted commercial marketing of a drug or biological product containing that active ingredient. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a new drug application, or NDA, or biologics license application, or BLA, plus the time between the NDA or BLA submission date and the approval of that application. The Hatch-Waxman Act permits the owner of a patent to apply for a PTE for only one patent applicable to an approved drug, and the maximum period of restoration is five years beyond the expiration of the patent. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and a patent can only be extended once, and thus, even if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions may be available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of an NDA or BLA, we expect to apply for PTEs for patents covering our product candidates and their methods of use, or to work with our licensors, as owners or co-owners of such patents, to obtain such extensions, if available.

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License Agreements

UW License Agreement

In 2006, we obtained from UW an exclusive, worldwide license to polymer technology for drug delivery, human therapeutics, human prophylactics and research reagents used for the in vitro and in vivo delivery and/or uptake of any entity including polymers, particles, nucleic acids, proteins, peptides and/or other molecules into cells, tissues, or organs pursuant to the Exclusive Patent License Agreement, dated as of December 6, 2006, as amended and restated on January 20, 2016, and on February 9, 2016, or the UW License Agreement. Licensed patents include three patent families owned by UW and nine patent families co-owned by us and UW. One of the licensed patent families is co-owned by UW and the University of Massachusetts, and the University of Massachusetts’s rights in this patent family are licensed to us under an inter-institutional agreement between UW and the University of Massachusetts.

Under the UW License Agreement, we are obligated to use our commercially reasonable efforts to commercialize, manufacture and maximize sales of the licensed products. The UW License Agreement requires us to pay an annual maintenance fee, royalty payments based on a percentage of net sales with a minimum annual royalty payment and certain financial and performance milestone payments. We and our material sublicensees have the right to sublicense our rights under the UW License Agreement, provided that such sublicensees agree to terms consistent with the UW License Agreement. The UW License Agreement prohibits us from granting a security interest or allowing any person to assert or perfect a security interest in our rights under the UW License Agreement.

The UW License Agreement is effective until either terminated in accordance with the terms of the UW License Agreement or no license patent is valid and subsisting or pending in any country in the territory set forth in the UW License Agreement. UW may terminate the UW License Agreement upon delivery of a written notice of termination if we breach or fail to perform any of our obligations under the UW License Agreement and such breach or failure has not been cured in full within 60 days after the delivery to us of the notice of such breach or failure. UW may also terminate the UW License Agreement upon 10 days’ notice to us if we become insolvent. We have the right to terminate our agreement with UW for any reason upon 60 days’ notice.

Commonwealth Scientific and Industrial Research Organisation License Agreement

In 2009, we obtained from CSIRO, a non-exclusive, royalty-bearing, worldwide license to RAFT polymerization technology within the field of membrane destabilizing polymers that are used for the delivery of nucleic acids, proteins, peptides and/or other molecules in the diagnosis, prophylaxis or treatment of human disease pursuant to the Non-Exclusive License Agreement, dated as of October 26, 2009, as amended and restated on January 22, 2016, or the CSIRO Agreement.

Under the CSIRO Agreement, we are obligated to use our reasonable commercial endeavors to exploit the licensed patents to maximize the return from that exploitation to us and CSIRO. We are solely responsible for the manufacture, quality control, marketing and promotion of the licensed products we sell under the CSIRO Agreement. The CSIRO Agreement requires an upfront fee, royalty payments based on a percentage of net sales revenue, and a minimum annual royalty payment. Under the CSIRO Agreement, we have the right to sublicense to manufacture for use/sale by us and to sublicense to make and sell licensed products through multiple layers, provided that such sublicensee agrees to terms consistent with the CSIRO Agreement. We may not assign or encumber any of the rights or obligations under the CSIRO Agreement without CSIRO’s written consent, unless the assignment is to the successor of our business or purchaser of our assets.

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The CSIRO Agreement is effective until either terminated in accordance with the terms of the CSIRO Agreement or expiration, lapsing or cessation (including by revocation or as a result of a final declaration of invalidity or unenforceability) of the last to expire, lapse or cease of the licensed patents. We have the right to terminate the CSIRO Agreement for any reason upon six months’ notice or immediately by notice if CSIRO commits a material breach of its obligations under the CSIRO Agreement which is not remedied within 90 days of notice from us of such breach. CSIRO may immediately terminate the CSIRO Agreement by notice if we commit a material breach of our obligations under the CSIRO Agreement which is not remedied within 90 days of notice from CSIRO of such breach or if we initiate proceedings in a court to contest the validity or enforceability of any licensed patent under the CSIRO Agreement, lodge third party observations to contest the validity or enforceability of any licensed patent or otherwise supply prior art to an examiner or patent office in respect of any licensed patent or actively assists a third party to take any of such actions.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our therapeutic candidates. We have small-scale production capabilities and generally perform early process development for our product candidates to produce quantities of our therapeutic candidates necessary to conduct preclinical studies of our investigational therapeutic candidates. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical studies. We plan to rely on CMOs and third party contractors to generate formulations and produce larger scale amounts of drug substance and the drug product required for our clinical studies. We expect to rely on CMOs and third party contractors to manufacture cGMP drug substance and drug product required for our clinical studies for the foreseeable future. We also plan to contract with CMOs and third party contractors for the labeling, packaging, storage and distribution of investigational drug products. These arrangements allow us to maintain a more flexible infrastructure while focusing our expertise on researching and developing our products.

To meet our projected needs for commercial manufacturing, third parties with whom we currently work might need to increase their scale of production or we will need to secure alternate suppliers. We believe that there are alternate sources of supply that can satisfy our clinical and commercial requirements, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

Research and Development

We spent approximately $4.9 million on research and development activities in each of the years ended December 31, 2014 and 2015.

Government Regulation

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the United States or the EMA in Europe. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the United States and various foreign countries. Additionally, in the United States, we must follow rules and regulations established by the FDA requiring the presentation of data demonstrating that our products are safe and efficacious and are manufactured in accordance with the cGMP regulations. If we do not comply with applicable requirements, the government may refuse to approve our marketing applications or refuse to allow us to manufacture or market our products, and we may be criminally prosecuted or fined. We and our manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, and import, export and customs regulations as well as the laws and regulations of other countries. The United States government has increased its enforcement activity regarding illegal marketing practices domestically and internationally. As a result, pharmaceutical companies must ensure they comply with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

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These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval of another country. However, securing the approval of a more stringent body, i.e. the FDA, may facilitate receiving approval by a regulatory authority in a different country where the regulatory requirements are similar or less stringent. The approval procedures involve high costs, are manpower intensive, usually extend over many years and require highly skilled and professional resources.

FDA Approval Process

The steps required to be taken before a new drug may be marketed in the United States generally include:

•	completion of preclinical laboratory and animal testing;

•	the submission to the FDA of an IND application, which must be evaluated by the FDA before human clinical trials may commence;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

•	submission and approval of a NDA.

Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, what types of patients may enter the study, schedules of tests and procedures, drugs, dosages, and length of study, as well as the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

The clinical testing of a drug product candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:

Phase 1. In Phase 1 clinical studies, the product is tested in a small number of patients with the target condition or disease or in healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the product candidate in humans, side effects associated with increasing doses, and, in some cases, to gain early evidence on efficacy. The number of participants included in Phase 1 studies generally ranges from 20 to 80.

Phase 2. For Phase 2 studies, in addition to safety, the sponsor evaluates the efficacy of the product candidate on targeted indications to determine the optimal dosage. Phase 2 studies typically are larger than Phase 1 but smaller than Phase 3 studies and may involve several hundred participants.

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Phase 3. Phase 3 studies typically involve an expanded patient population at geographically-dispersed test sites. They are performed after preliminary evidence suggesting effectiveness of the product candidate has been obtained and are designed to further evaluate clinical efficacy and safety, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for a potential product approval. Phase 3 studies usually involve several hundred to several thousand participants.

Phase 4. Phase 4 clinical trials are post-marketing studies designed to collect additional safety data as well as potentially expand a product indication. Post-marketing commitments are required of, or agreed to by, a sponsor after the FDA has approved a product for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 4 post-approval or post-marketing commitments. Failure to promptly conduct Phase 4 clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

For an orphan drug product such as the proposed urea cycle disorder therapies, the clinical development plan is significantly abbreviated due to the limited number of available patients. Orphan drug NDAs are typically based on approximately one hundred or fewer patients, rather than the thousands of patients for a non-orphan drug NDA.

Clinical trials must be conducted in accordance with the FDA’s and EMA’s good clinical practices, or GCP, requirements. The FDA/EMA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, or Ethics Committee, or EC, generally must approve the clinical trial design and patient informed consent and also may halt a study, either temporarily or permanently, for failure to comply with the IRB/EC’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA would generally increase as clinical studies progress. We and the CMOs or third-party manufacturers on which we rely for the manufacture of our product candidates and their respective components are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

Assuming completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA/EMA in the form of an NDA (or MAA for the EMA), requesting approval to market the product for one or more indications, together with payment of a user fee, unless waived. An NDA/MAA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, control and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA/EMA.

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If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within ten months of submission. If the application is determined by FDA to treat a serious condition and would provide a significant improvement in safety or effectiveness, it may qualify for Priority Review, in which case the review goal may be within six months of NDA submission. An orphan drug, such as the proposed urea cycle disorder therapies, would be expected to meet the requirements of Priority Review, and thus be eligible for a six-month review period. However, PDUFA goal dates are not legal mandates and FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies is not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product and/or its active pharmaceutical ingredient will be produced, it will either approve commercial marketing of the drug product with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval.

The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug.

If the FDA/EMA approves one of our therapeutic candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report, among other things, certain adverse reactions and production problems to the FDA/EMA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, which imposes extensive procedural, substantive and record keeping requirements. If we seek to make certain changes to an approved product, including certain manufacturing changes, we will need FDA/EMA review and approval before the change can be implemented. For example, if we change the manufacturer of a product the FDA/EMA may require stability or other data from the new manufacturer, which will take time and is costly to generate, and the delay associated with generating this data may cause interruptions in our ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA/EMA, we may not label or promote the product for an indication that has not been approved. Securing FDA/EMA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA/EMA may not approve any change in a timely fashion, or at all.

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We plan to rely, and expect to continue to rely, on third parties for the manufacture of clinical, and future commercial, quantities of our therapeutic candidates. Future FDA/EMA and local inspections may identify compliance issues at these third-party facilities that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA/MAA, including withdrawal or recall of the product from the market or other voluntary, FDA/EMA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Many of the foregoing could limit the commercial value of an approved product or require us to commit substantial additional resources in connection with the approval of a product. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA/EMA’s policies may change, which could delay or prevent regulatory approval of the products under development.

Orphan Drug Designation

The Orphan Drug Act of 1983, or the Orphan Drug Act, encourages manufacturers to seek approval of products intended to treat ‘‘rare diseases and conditions’’ with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, a company may submit an MAA either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology, provides for the grant of a single marketing authorization that is valid for all European Union member states.

Reimbursement

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers and other organizations. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available for our products. The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, sets forth the requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of our products. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

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In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

We expect there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

The Patient Protection and Affordable Care Act

In March 2010, President Obama signed into legislation the Patient Protection and Affordable Care Act, or the Affordable Care Act, which resulted in sweeping changes across the health care industry. The Affordable Care Act contained measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs. Pharmaceuticals represent a significant portion of the cost of providing care, and have therefore been the subject of pricing negotiation, product selection and utilization review. The Affordable Care Act includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. The Affordable Care Act continues to be implemented through regulation and government activity but is subject to possible, amendment, additional implementing regulations and interpretive guidelines. The manner in which the Affordable Care Act continues to evolve could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare. We cannot predict all impacts the Affordable Care Act may have on our products, but it may result in our products being chosen less frequently or the pricing being substantially lowered.

Fraud and abuse laws in the United States

A variety of U.S. federal and state laws apply to the sale, marketing and promotion of drugs that are paid for, directly or indirectly, by U.S. federal or state healthcare programs such as Medicare and Medicaid. The restrictions imposed by these laws are in addition to those imposed by the FDA, the U.S. Federal Trade Commission and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by drug manufacturers. Violation of these laws may result in significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from U.S. federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded or debarred by U.S. federal agencies.

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Anti-kickback statutes in the United States

The U.S. federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or in part under a U.S. federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that, if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under U.S. federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other U.S. federal healthcare programs. In addition, some kickback allegations have been claimed to violate the U.S. False Claims Act (as discussed below). The reach of the federal anti-kickback statute was broadened by the Affordable Care Act, which, among other things, amends the intent requirement of the federal anti-kickback statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. The Affordable Care Act further provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act or the Civil Monetary Penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The U.S. federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the U.S. Department of Justice.

Many states have adopted laws similar to the U.S. federal anti-kickback statute. Some of these state prohibitions are broader than the U.S. federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business.

U.S. False Claims Act

The U.S. False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the U.S. federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The U.S. federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these U.S. federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Several drug manufacturers have been prosecuted under the false claims laws for allegedly providing free drugs to physician customers with the expectation that the physician customers would bill U.S. federal programs for the product. In addition, several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.

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U.S. Health Insurance Portability and Accountability Act of 1996

The HIPAA created a new U.S. federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a U.S. federal healthcare offense.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates” — independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business.

Compliance with Environmental Laws

Our compliance with applicable environmental requirements during the years ended December 31, 2015, 2014 and 2013 and subsequently has not had a material effect upon our capital expenditures, earnings or competitive position.

Employees

As of December 31, 2015, we had 16 total employees: 14 full-time employees, 12 of whom were engaged in full-time research and development activities and 2 of whom were engaged in general administration, and 2 part-time employees. None of our employees is represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Properties

We currently lease office and laboratory space and storage space in Seattle, Washington, which consists of approximately 11,291 square feet and 2,896 square feet, respectively. The term of the current leases for our office and laboratory facility commenced on May 1, 2010, and extends through August 31, 2016. We plan to extend these leases for at least another year, but there can be no assurance that we will extend the existing lease on acceptable terms or terms equivalent to those we currently have. Rent expense for the year ended December 31, 2015 was approximately $689,000. Future aggregate minimum payments under our two leases is $572,000 in 2016.

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We may require additional space and facilities as our business expands.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial shareholder of more than 5% of our common stock is an adverse party or has a material interest adverse to our interest.

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MANAGEMENT

Officers and Directors

The following table sets forth the name, age and position of each of our directors and executive officers as of February 11, 2016.

Name	Age	Position	Served as an Officer or Director Since
Robert W. Overell, Ph.D.	60	Director, President and Chief Executive Officer	March 2006
Steven Gillis, Ph.D. (1)(2)	62	Director, Chairman of the Board	February 2008
Richard J. Ulevitch, Ph.D. (2)(3)	71	Director	May 2014
Brian G. Atwood (1)	63	Director	February 2008
John A. Schmidt, Jr., M.D. (2)(3)	65	Director	December 2010
Paul H. Johnson, Ph.D.	72	Director	November 2007
Michelle Griffin (1)(3)	50	Director	February 2016
Michael Houston, Ph.D.	52	Chief Scientific Officer	December 2015
Helen Tsui	45	Vice President, Finance	December 2015

(1)	Audit Committee
(2)	Compensation Committee
(3)	Nominating and Corporate Governance Committee

Each member of our board of directors is elected for a one-year term and is elected at each annual meeting of stockholders. We are party to a second amended and restated stockholder voting agreement with certain of our investors, including Dr. Johnson, Dr. Gillis, an affiliate of Dr. Overell and all of the holders of more than 5% of our capital stock, pursuant to which each party has agreed to vote its shares of our voting securities to elect and maintain in office Dr. Gillis, Dr. Ulevitch and Mr. Atwood, as the preferred stock designees, Dr. Overell and Dr. Johnson, as the common stock designees, and Dr. Schmidt, as the independent director, or their respective replacements selected in accordance with the voting agreement. The second amended and restated voting agreement will terminate upon the closing of this offering.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors and executive officers. The business experience for the past five years (and, in some instances, for prior years) of each of our executive officers and directors is as follows:

Robert W. Overell, Ph.D. has served as our president and member of our board of directors since 2006 and our chief executive officer since 2009. Prior to founding us, Dr. Overell was a partner, then general partner, with Frazier Healthcare Ventures from 1996 to 2005, where he participated in raising over $600 million of venture capital and invested over $60 million in early-stage biotechnology companies. Dr. Overell has served on numerous corporate boards, including Array Biopharma Inc. (NASDAQ:ARRY) from 1998 to 2002, XenoPort, Inc. (NASDAQ:XNPT), which he co-founded in 1999, from 1999 to 2005, and Chimerix, Inc. (NASDAQ: CMRX) from 2004 to 2005. Dr. Overell helped found Immunex Corporation’s gene therapy spinout, Targeted Genetics Corp., where he led product development and gene delivery programs from 1992 to 1996. Dr. Overell joined Immunex Corporation in 1984, where led programs in cell and molecular biology. He also led development of the first human immunodeficiency virus gene therapy trial in the world, which was approved by the Recombinant DNA Advisory Committee of the National Institutes of Health and the FDA in 1991. Dr. Overell obtained a B.Sc. in biological sciences from the University of Newcastle-upon-Tyne and a Ph.D. in biochemistry from the Institute of Cancer Research, University of London, United Kingdom. Dr. Overell’s experience in gene therapy and cell and molecular biology, as well as his service as our chief executive officer and his previous experience as an executive in biotechnology companies and venture experience spanning various investment stages and managing relevant risks, provides our board of directors with unique and valuable business and leadership experience. Our board of directors also benefits from his extensive knowledge of the biotechnology industry and from his deep understanding of our technology, opportunities and workforce.

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Steven Gillis, Ph.D. has served as a chairman of our board of directors since 2008. Since 2005, Dr. Gillis has been a managing director at ARCH Venture Fund, a venture capital firm. From 1994 to 2005, Dr. Gillis served as chief executive officer and chairman of the board of directors of Corixa Corporation, which he co-founded in October 1994. Previously, Dr. Gillis served as a director, head of research and development, chief scientific officer and acting chief executive officer of Immunex Corporation, which he co-founded, from 1981 until his departure in 1994. As a former director and chairman of Trubion Pharmaceuticals, Inc., Dr. Gillis led its acquisition by Emergent BioSolutions in the fall of 2010. Dr. Gillis currently serves as a director of Shire plc (NASDAQ: SHPG), Accelerator Corporation, Oncofactor Corp., VBI Vaccines Inc. (NASDAQ: VBIV), Pulmatrix, Inc. (NASDAQ: PULM) and serves as director and chairman of VentiRX Pharmaceuticals, Inc., Theraclone Sciences, Inc. and Lycera Corp. Dr. Gillis previously served as a director at bluebird bio, Inc. from 2011 to 2015. Dr. Gillis received his B.A. in biology and English from Williams College and his Ph.D. in biological science from Dartmouth College. We believe that Dr. Gillis’s knowledge in immunology and experience in the venture capital industry, particularly with biotechnology and pharmaceutical companies, qualifies him to serve as a member of our board of directors.

Richard J. Ulevitch, Ph.D. has served as a member of our board of directors since 2014. Since 2008, Dr. Ulevitch has been a venture partner at 5AM Ventures, a venture capital firm, and from 2002 to 2008, he was chairman of the 5AM Scientific Advisory Board. From 1995 to 2008, Dr. Ulevitch served as professor and chairman of the Department of Immunology at The Scripps Research Institute in La Jolla, California, where he currently serves as professor, chairman emeritus and director of Systems Guided Forward Genetics program, which is in its third five-year cycle receiving funds from the National Institutes of Health. Since 2000, Dr. Ulevitch has been serving as a scientific advisor to Aravis Ventures, a European life science venture capital fund and, from 1995 to 2005, served as an advisor to the Lombard Odier Immunology Fund, where he evaluated numerous biotechnology companies. Dr. Ulevitch currently serves on the scientific advisory board of Arvinas Inc., Biodesy Inc. Cidara Therapeutics, Inc., Cleave Biosciences Inc., Ideaya Inc., and Igenica, Inc. Dr. Ulevitch was formerly a member of scientific advisory boards at Envoy Therapeutics, Inc. (acquired by Takeda Pharmaceutical Company Limited) and Ikaria, Inc. (acquired by Mallinckrodt public limited company). Dr. Ulevitch is also an advisor to a French investment fund funded by Institut National de la Santé et de la Recherché Médicale. Dr. Ulevitch received his A.B. in liberal arts from Washington and Jefferson College and his Ph.D. in biochemistry from the University of Pennsylvania. We believe that Dr. Ulevitch’s experience in the venture capital industry and his research in the role of the immune system in human disease qualify him to serve as a member of our board of directors.

Brian G. Atwood has served as a member of our board of directors since 2008. Since 1999, Mr. Atwood has served as managing director of Versant Ventures, a healthcare-focused venture capital firm he co-founded. Prior to co-founding Versant Ventures, Mr. Atwood spent four years at Brentwood Associates, a venture capital firm, where, as a general partner, he led investments in biotechnology, pharmaceuticals and bioinformatics. Mr. Atwood founded Glycomed, Inc. and served as its president and chief executive officer from 1993 to 1995. Mr. Atwood currently serves on the board of directors of Clovis Oncology, Inc. (NASDAQ: CLVS), Atreca, Inc., Five Prime Therapeutics, Inc. (NASDAQ: FPRX), Immune Design Corp. (NASDAQ: IMDZ), OpGen, Inc., Spark Diagnostics, Inc., and Veracyte, Inc. (NASDAQ: VCYT). Mr. Atwood was previously a member of the board of directors of Helicos Biosciences (NASDAQ: HLCS), and Pharmion Corporation, and Trius Therapeutics, Inc. (NASDAQ: TSRX) acquired in 2013, and Cadence Pharmaceuticals, Inc. (NASDAQ: CADX) acquired in 2014. Mr. Atwood received his B.S. in biological sciences from the University of California, Irvine, his M.S. in ecology from the University of California, Davis, and his M.B.A. from Harvard Business School. We believe that Mr. Atwood’s experience in the venture capital industry and serving as an executive or director of other publicly-traded and privately-held life sciences companies qualifies him to serve as a member of our board of directors.

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John A. Schmidt, Jr., M.D., has served as a member of our board of directors since 2010. From 2008 to 2009, Dr. Schmidt served as the chief scientific officer of Alnylam Pharmaceuticals, Inc., and prior to that, from 2004 to 2008, he was vice president and sole U.S. member of the Sanofi-Aventis U.S. LLC’s Global Discovery Leadership Team where he was responsible for the biotherapeutics, external innovation, and China discovery initiatives. From 2000 to 2004, Dr. Schmidt served as vice president and head of the respiratory and rheumatoid arthritis disease group of legacy Aventis, during which time he advanced more than 15 new chemical entities into preclinical and clinical development. From 1990 to 2000, Dr. Schmidt served as senior director of immunology and rheumatology at Merck Research Laboratories. Dr. Schmidt received a B.S. in biology from St. Joseph’s University in Philadelphia and an M.D. from the University of Pennsylvania. We believe that Dr. Schmidt’s extensive experience in biopharmaceutical companies conducting drug development qualifies him to serve as a member of our board of directors.

Paul H. Johnson, Ph.D., has served as a member of our board of directors since 2007. From 2007 to 2015, Dr. Johnson served as our chief scientific officer. From 2003 to 2007, Dr. Johnson was senior vice president, research and development, and chief scientific officer of Nastech Pharmaceutical Company, Inc. From 2000 to 2003, Dr. Johnson served as vice president, research and development, and chief scientific officer of EpiGenx Pharmaceuticals, Inc. Since 2014, Dr. Johnson has been executive vice president and chief scientific officer of Next Frontier Biosciences. Dr. Johnson received a B.S. in molecular biology from the State University of New York, Buffalo and a Ph.D. in biochemistry from Roswell Park Cancer Institute (SUNY). We believe that Dr. Johnson’s extensive experience advising biopharmaceutical companies overseeing drug research and development and his prior service as our chief scientific officer qualifies him to serve as a member of our board of directors.

Michelle Griffin, has served as a member of our board of directors since February 2016. Ms. Griffin currently provides consulting services to biotechnology companies and boards of directors through her firm, Pacific Biotechnology Consulting Group. Ms. Griffin served as a member of the board of directors for Polynoma LLC from 2012 to 2014. Ms. Griffin served as executive vice president, operations, and as chief financial officer at OncoGenex Pharmaceuticals Inc. from January 2011 to March 2013. Prior to that, Ms. Griffin served as a member of the board of directors of OncoGenex Pharmaceuticals Inc. from May 2004 to January 2011. Ms. Griffin served as acting chief executive, senior vice president and chief operating officer at Trubion Pharmaceuticals, Inc., a biopharmaceutical company, from February 2006 until its acquisition in October 2010 by Emergent BioSolutions, Inc. From August 2005 to January 2006, Ms. Griffin served as senior vice president and chief financial officer of Dendreon Corporation, a biotechnology company. From March 1995 to July 2005, she was employed by Corixa Corporation, a biotechnology company, and served as its chief financial officer from 1997 until 2005 when Corixa Corporation was acquired by GlaxoSmithKline plc. Prior to that, Ms. Griffin held several finance and strategic planning positions at The Boeing Company. She received a post-graduate certificate in accounting and an M.B.A. from Seattle University and a B.S. in statistics and marketing from George Mason University and has passed the certified public accountant exam. We believe that Ms. Griffin’s extensive experience serving on the boards of directors and as chief financial officer of numerous biopharmaceutical companies qualifies her to serve as a member of our board of directors.

Michael Houston, Ph.D., was appointed as the chief scientific officer in December 2015. Dr. Houston joined us as vice president, therapeutics development, in January 2014. From 2012 to 2013, Dr. Houston provided consulting services at Solid-Phase Consulting, focused on peptide and oligonucleotide-based research and development activities as well as due diligence services for venture capital firms. From 2009 to 2012, Dr. Houston served as vice president of chemistry and formulations for Marina Biotech, Inc. (OTCQB: MRNA), where he led a team developing novel amino acid-based lipids and peptides developing nanoparticle-based formulations to deliver siRNAs and miRNAs. Prior to that, Dr. Houston served as vice president of preclinical chemistry and chemistry, manufacturing and control for Anchor Therapeutics, Inc. (previously Ascent Therapeutics, Inc.) developing chemistry, analytical methods and formulations for the pepducin peptide technology. From 2008 to 2009, Dr. Houston served as vice president, chemistry & formulations at MDRNA, Inc., overseeing drug product processes and managing preclinical development. From 2004 to 2008, Dr. Houston served at Nastech Pharmaceutical Company Inc. in various leadership positions including senior director of chemistry and formulations. Prior to that, Dr. Houston has also served at Cytovax Biotechnologies, Inc. as director of chemistry and senior scientist, focusing on the development of peptide-protein conjugate vaccines. Dr. Houston received a B.Sc. in chemistry and a Ph.D. in bio-organic chemistry from the University of Waterloo, Ontario, Canada, and completed his post-doctoral fellowships in protein engineering at the Protein Engineering Network of Centres of Excellence at the University of Alberta.

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Helen Tsui, has served as our vice president, finance since December 2015. Prior to joining us, Ms. Tsui served in various accounting positions at Dendreon Corporation, a biotechnology company, including serving as vice president, corporate controller from 2014 to 2015, as senior director, corporate controller from 2013 to 2014, as senior director, accounting operations and enterprise applications from 2011 to 2013 and as corporate controller from 1999 to 2011. At Dendreon Corporation, Ms. Tsui managed the accounting department, including preparing publicly-filed documents in connection with the initial public offering and secondary public offerings by Dendreon Corporation and implementation of Sarbanes-Oxley Act compliance program. Ms. Tsui has over 20 years of financial management experience in Securities and Exchange Commission reporting, conducting mergers and acquisitions due diligence and accounting operations. Ms. Tsui holds a B.A. in business administration from the University of Washington and has passed the certified public accountant exam.

Upon the completion of this offering, we expect our common stock will be listed on The NASDAQ Capital Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within 12 months after the completion of an initial public offering. In addition, the rules of The NASDAQ Stock Market require that (i) on the date of the completion of this offering, at least one member of our audit, compensation and nominating and corporate governance committees be independent, (ii) within 90 days after the date of the completion of our initial public offering, a majority of the members of such committees be independent and (iii) within one year after the date of the completion of our initial public offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Drs. Gillis, Ulevitch and Schmidt, Mr. Atwood and Ms. Griffin, or five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Stock Market.

Our board of directors also determined that (i) Ms. Griffin, Dr. Gillis and Mr. Atwood, who compose our audit committee, (ii) Dr. Gillis, Dr. Schmidt and Dr. Ulevitch, who compose our compensation committee, and (iii) Ms. Griffin, Dr. Ulevitch and Dr. Schmidt, who compose our nominating and corporate governance committee, each satisfy the independence standards for those committees established by the applicable rules and regulations of the Securities and Exchange Commission and The NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. We intend to comply with all size and independence requirements for committees within the applicable time periods.

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Committees of the Board of Directors

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business in their discretion. The composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below. Members serve on committees until their respective successors are duly elected and qualified or until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Ms. Griffin, Dr. Gillis and Mr. Atwood. Our board of directors has determined that Ms. Griffin, Dr. Gillis and Mr. Atwood are independent under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended. The chair of our audit committee is Ms. Griffin. Our board of directors has determined that Ms. Griffin is an “audit committee financial expert” within the meaning of the Securities and Exchange Commission regulations. Our board of directors also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	overseeing our corporate governance guidelines and reporting;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Dr. Gillis, Dr. Schmidt and Dr. Ulevitch. Our board of directors has determined that each of Dr. Gillis, Dr. Schmidt and Dr. Ulevitch is independent under the NASDAQ listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Dr. Gillis. The functions of the compensation committee include:

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•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending that our board of directors approve the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing conflict of interest compensation advisers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Griffin, Dr. Ulevitch and Dr. Schmidt. Our board of directors has determined that each of Ms. Griffin, Dr. Ulevitch and Dr. Schmidt is independent under the NASDAQ listing standards and applicable Securities and Exchange Commission rules and regulations. The chair of our compensation committee is Dr. Schmidt. The functions of the nominating and governance committee include:

•	identifying and recommending candidates for membership on our board of directors;

•	evaluating nominees recommended by stockholders for membership on our board of directors;

•	reviewing and recommending the composition of our committees;

•	overseeing our code of ethics and business conduct; and

•	making recommendations to our board of directors concerning governance matters.

The nominating and corporate governance committee also annually reviews the nominating and corporate governance committee charter and the committee’s performance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as one of our directors.

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Certain Relationships

There are no family relationships among our directors and executive officers. To our knowledge, there have been no material legal proceedings as described in Item 401(f) of Regulation S-K that are material to an evaluation of the ability or integrity of any of our directors or executive officers (in the last ten years), or our promoters or control persons (in the last year).

Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our officers, directors and employees. The code of business conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, our funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, improper conflicts of interest or other violations. We will provide a copy of our code of ethics without charge upon written request to PhaseRx, Inc., Attention: Secretary, 410 W. Harrison Street, Suite 300, Seattle, Washington 98119. If we amend or grant a waiver of one or more of the provisions of our code of business conduct and ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to, or waivers from, provisions of our code of business conduct and ethics that apply to our principal executive, financial and accounting officers by posting the required information on our website. The information contained in, or that can be accessed through, our website is not incorporated into and is not a part of this prospectus.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, our named executive officers, Robert W. Overell, Ph.D., our president and chief executive officer and a member of our board of directors, and Michael Houston, Ph.D., our chief scientific officer during the last fiscal year. No other executive officer had compensation of greater than $100,000 for the last fiscal year.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Total
Robert W. Overell, Ph. D.	2015	$324,150	$22,755	$346,905
Michael Houston, Ph. D.	2015	$222,375	$11,770	$234,145

(1)	Amounts shown represent annual performance-based bonuses. For more information, see “–Narrative Disclosure Regarding Summary Compensation Table–Management Bonus Awards”.

Narrative Disclosure Regarding Summary Compensation Table

Employment Agreements

We have entered into agreements with each of our named executive officers. A description of each of these agreements follows.

Robert W. Overell, Ph.D. On August 17, 2009, we entered into an amended and restated employment offer letter with Dr. Overell with respect to his employment as our president and chief executive officer. Dr. Overell’s amended and restated employment offer letter has no specific term and provides that Dr. Overell is an at-will employee. Dr. Overell’s current annual base salary is $338,068. Following the consummation of this offering, Dr. Overell’s annual base salary will be $360,250. We may terminate Dr. Overell’s employment at any time, for any reason or for no reason, with or without cause, upon thirty days advance written notice. Dr. Overell may resign his employment at any time upon thirty days advance written notice to us.

Dr. Overell is also entitled to receive bonus and equity compensation as additional consideration. Pursuant to Dr. Overell’s amended and restated employment offer letter, if we meet certain annual corporate objectives, Dr. Overell will be entitled to receive a cash bonus payment equal in value to up to 25% of his annual salary; provided, however, that our board of directors may grant Dr. Overell options to purchase our common stock in lieu of up to one-half of any such cash bonus payment, in its sole discretion. Dr. Overell is also eligible to receive performance-based cash bonuses as described below under “–Management Bonus Awards”.

In addition, Dr. Overell is a participant in the PhaseRx, Inc. Management Retention Plan pursuant to an Amended and Restated Participation Agreement between us and Dr. Overell, dated February 11, 2016, pursuant to which Dr. Overell has an individual percentage of 23%. See “–Narrative Disclosure Regarding Summary Compensation Table–PhaseRx, Inc. Amended and Restated Management Retention Plan”.

Michael Houston, Ph.D. On December 17, 2013, we entered into an employment offer letter with Dr. Houston with respect to his employment with us, which employment offer letter was amended on August 15, 2014. Dr. Houston’s employment offer letter, as amended, has no specific term and provides that Dr. Houston is an at-will employee. Dr. Houston’s current annual base salary is $258,940. Following the consummation of this offering, Dr. Houston’s annual base salary will be $275,000.

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In addition, Dr. Houston is a participant in the PhaseRx, Inc. Management Retention Plan pursuant to an Amended and Restated Participation Agreement between us and Dr. Houston, dated February 11, 2016, pursuant to which Dr. Houston has an individual percentage of 15%. See “–Narrative Disclosure Regarding Summary Compensation Table –PhaseRx, Inc. Amended and Restated Management Retention Plan”.

Management Bonus Awards

Certain members of our management are eligible to receive performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals. The annual performance-based bonus our executives are eligible to receive is based on the extent to which we achieve the corporate goals that our board of directors establishes each year.

On December 5, 2014, our board of directors approved the terms and conditions of the 2015 management bonus plan, or the 2015 bonus plan, for certain members of our management. Pursuant to the 2015 bonus plan, Dr. Overell was eligible to receive a target bonus in the amount of 35% of his base salary, and Dr. Houston was eligible to receive a target bonus in the amount of 25% of his base salary. Our board approved 20% of the target bonuses under the 2015 bonus plan based on the status of our 2015 corporate goals. The actual amount of the performance-based cash bonuses awarded to Dr. Overell and Dr. Houston for fiscal 2015 performance is set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation”.

On December 4, 2015, our board of directors approved the terms and conditions of the 2016 management plan, or the 2016 bonus plan, for certain members of our management, which was amended by our board of directors on February 8, 2016. Pursuant to the 2016 bonus plan, as amended, Dr. Overell will be eligible to receive a target bonus in the amount of 40% of his base salary, and Dr. Houston will be eligible to receive a target bonus in the amount of 30% of his base salary. In addition, up to 150% of the target bonuses amount may be paid if we achieve certain additional 2016 corporate goals that were approved by our board of directors.

Retirement, Health, Welfare and Additional Benefits

All of our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We also maintain a 401(k) retirement savings plan, or the 401(k) plan, that provides eligible U.S. employees, including all of our named executive officers, with an opportunity to save for retirement on a tax advantaged basis, subject to limits imposed by the Internal Revenue Code. We have the ability to make discretionary contributions to our 401(k) plan but have not done so to date.

PhaseRx, Inc. Amended and Restated Management Retention Plan

On April 3, 2014, our board of directors approved and adopted the PhaseRx, Inc. Amended and Restated Management Retention Plan, or the retention plan. The purpose of the retention plan is to establish a bonus pool payable upon the occurrence of a “liquidity event” (as defined below) to selected key service providers. We intend to terminate the retention plan immediately prior to the closing of this offering.

Allocations and Distributions. Subject to the terms of the retention plan, upon each closing of a transaction constituting a liquidity event, an acquisition pool shall be established equal to an aggregate of 10% of the net proceeds. The acquisition pool shall be allocated to individuals designated as participants under the retention plan, and each such participant’s allocable share of an acquisition pool under the retention plan will be equal to the product of (x) the acquisition pool multiplied by (y) such participant’s individual percentage as set forth in a participation agreement. If the conditions for distribution set forth in the retention plan are satisfied, each participant shall be entitled to receive such participant’s allocable share of an acquisition pool at the closing of the applicable liquidity event. If a participant is not a service provider to us or one of our subsidiaries at the time of closing, the participant’s unpaid allocation shall be distributed to our stockholders in the same manner as the other proceeds resulting from the liquidity event.

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Liquidity Events. For purposes of the retention plan, “liquidity event” means (i) our liquidation, dissolution or winding up, (ii) a change of control or (iii) a strategic alliance consummated on or before December 31, 2016. For purposes of the foregoing, “change of control” means (A) the acquisition by any one person, or more than one person acting as a group, that is or becomes the owner, directly or indirectly, of 50% or more of the total voting power represented by our then outstanding securities, or (B) a change in the ownership of a substantial portion of our assets which occurs on the date that any person, or more than one person acting as a group, acquires assets from us that have a total gross fair market value equal to more than 50% of the total fair market value of all of our assets immediately prior to such acquisition or acquisitions, and “strategic alliance” means any transaction whereby we enter into an agreement in which all or a portion of the intellectual property and commercialization rights or assets of our polymer delivery platform or future products emerging from the polymer delivery platform, are optioned, licensed, transferred or sold to another party in exchange for upfront payments, purchases of our securities, milestone payments, reimbursement payments for FTEs or other similar purchases or payments.

Administration. The retention plan is interpreted and administered by our board of directors. The board may delegate some or all of its powers and responsibilities under the retention plan either to a committee of the board or to one or more of our officers. The board at any time, and from time to time, prior to the closing of a liquidity event, may amend or terminate the retention plan; provided that if there are any participants at such time, the retention plan may not be terminated and provisions related to the calculation of an acquisition pool may not be amended without the prior consent of participants who represent at least a majority of the individual percentages of the persons, if any, who are then participants in the retention plan (taken as a whole). The retention plan may not be amended or terminated following the closing of a liquidity event without the consent of each participant, except as may be required by any applicable law.

2006 Stock Plan

The PhaseRx, Inc. 2006 Stock Plan, as amended and restated on June 13, 2014, as subsequently amended, or the 2006 Plan was adopted by our board of directors on March 9, 2006 and approved by our stockholders on April 10, 2006. The 2006 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. As of December 31, 2015, options to purchase 4,788,646 shares of common stock, or            shares following the reverse stock split, were outstanding under the 2006 Plan, and 263,042 shares, or             shares following the reverse stock split, were available for future grant. We amended the 2006 Plan on February 8, 2016, to increase the number of shares of our common stock reserved under the 2006 Plan by an additional 2,503,832 shares, or             shares following the reverse stock split.

Immediately prior to the consummation of this offering, the 2006 Plan will cease to be available for future issuances of awards; instead, we will grant awards under our 2016 Plan. The terms of the 2006 Plan will remain in effect for outstanding awards granted thereunder.

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2016 Awards.  On February 8, 2016, we granted options to purchase shares of our common stock under the 2006 Plan, at an exercise price of $0.17 per share, the fair market value of our common stock at the time of the grant as determined by an independent appraiser.  Certain of our named executive officers and directors were granted options as follows:

Name	Shares Subject to Options
Robert W. Overell, Ph.D. (1)	908,641

Michael Houston, Ph.D. (1)	558,710

Steven Gillis, Ph.D. (1)	100,000

John A. Schmidt, Jr., M.D. (1)	60,000

Michelle Griffin (2)	150,000

(1)	The options vest in 48 equal monthly installments, commencing upon the consummation of this offering, such that all of the options are fully vested on the four-year anniversary of the consummation of this offering.

(2)	The options vest in 48 equal installments on each monthly anniversary of the date of grant, such that all of the options are fully vested on the four-year anniversary of the date of grant.

2016 Long-Term Incentive Plan

On February 8, 2016, our stockholders approved the 2016 Plan, which was adopted by our board of directors on February 8, 2016. The 2016 Plan provides for the granting of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly, in combination, or in tandem, and which may be paid in cash, shares of our common stock, or a combination of cash and shares of our common stock. We have reserved a total of 1,400,000 post-reverse stock split shares of our common stock for awards under the 2016 Plan, provided that, such aggregate number of shares reserved for awards will automatically increase on January 1 of each year, in an amount equal to 5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year. The maximum number of shares of common stock that may be delivered pursuant to incentive stock options under the 2016 Plan is 1,400,000 post-reverse stock split shares and the maximum number of shares of common stock with respect to which stock options or stock appreciation rights may be granted to an executive officer during any calendar year is 600,000 post-reverse stock split shares of common stock.

The purpose of the 2016 Plan is to provide an incentive to attract and retain the services of key employees, key contractors, and outside directors whose services are considered valuable, to encourage a sense of proprietorship and to stimulate active interest of such persons in our development and financial success. The 2016 Plan is intended to serve as an “umbrella” plan for us and our subsidiaries worldwide. Therefore, if so required, appendices may be added to the 2016 Plan in order to accommodate local regulations in foreign countries that do not correspond to the scope of the 2016 Plan.

The 2016 Plan will become effective immediately prior to the consummation of this offering. Unless terminated earlier by the board of directors, the 2016 Plan will expire on the tenth anniversary of its effective date. No award may be made under the 2016 Plan after its expiration date, but awards made prior thereto may extend beyond that date.

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2016 Awards.  On February 8, 2016, our board of directors authorized the grant of options to purchase shares of our common stock under the 2016 Plan following the consummation of this offering, pursuant to the terms of the 2016 Plan and subject to compliance with all applicable federal and state securities laws.  The options will vest in equal installments on each monthly anniversary of the date of grant, such that all of the options are fully vested on the four-year anniversary of the date of grant.  Certain of our named executive officers and directors will be granted options as follows:

Name	Post-reverse stock split Shares Subject to Options
Robert W. Overell, Ph.D.	196,311

Michael Houston, Ph.D.	52,267

Steven Gillis, Ph.D.	31,023

John A. Schmidt, Jr., M.D.	22,374

Michelle Griffin	13,631

Brian Atwood	28,203

Richard Ulevitch, Ph.D.	28,203

Paul A. Johnson, Ph.D.	28,203

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the total outstanding equity awards as of December 31, 2015, for each named executive officer.

			Option Awards (1)
Name	Date of Grant		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (3) Unexercisable	Option Exercise Price ($)	Option Expiration date
Robert W. Overell, Ph. D.	6/13/2014	(2)	193,500	322,500	$0.01	6/13/2024
	9/18/2009	(3)	687,500	–	$0.22	9/18/2019
Michael Houston, Ph.D.	6/13/2014	(4)	136,277	227,128	$0.01	6/13/2024
	1/28/2014	(5)	150,000	150,000	$0.22	1/28/2024

(1)	All of the option awards were granted under the 2006 Stock Plan, the terms of which plan are described above under “–Narrative Disclosure Regarding Summary Compensation Table–2006 Stock Plan”.
(2)	One forty-eighth of the shares subject to the option vested on July 13, 2014, and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(3)	One forty-eighth of the shares subject to the option vested on September 17, 2009, and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(4)	One forty-eighth of the shares subject to the option vested on July 13, 2014, and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(5)	One fourth of the shares subject to the option vested on January 1, 2015, and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.

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Potential Payments upon Termination or Change-in-Control

Our agreements with our named executive officers provide for certain change in control and severance payments, which require us to make specific payments and benefits in connection with the termination of such named executive officers’ employment under certain circumstances.

If we terminate Dr. Overell’s employment without “cause”, or he resigns for “good reason” (each as defined in Dr. Overell’s amended and restated employment offer letter), Dr. Overell will be entitled to receive, subject to his executing and not revoking a separation agreement in a form agreeable to us, a lump sum severance payment equal to six months of his then-applicable base salary and healthcare benefits.

If we terminate Dr. Houston’s employment without “cause”, or if he resigns for “good reason” (each as defined in Dr. Houston’s employment offer letter, as amended), Dr. Houston will be entitled to receive, subject to his executing and not revoking a separation agreement in a form acceptable to us, a severance payment equal to six months of his base salary at the time of termination. Such severance payment shall be paid in equal semi-monthly installments during the six-month period immediately following the date on which Dr. Houston’s employment was terminated.

Director Compensation

The following table shows the compensation earned by persons who served on our board of directors during the fiscal year ended December 31, 2015, who are not one of our named executive officers.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)		All Other Compensation ($)(1)		Total
Steven Gillis, Ph.D.	$			$(2)	$		$
Richard J. Ulevitch, Ph.D.	$		$		$		$
Brian Atwood	$		$		$		$
John A. Schmidt, Jr., MD.		$10,000		$(3)		$60,000		$70,000
Paul H. Johnson, Ph.D.		$10,000		$(4)		$20,000		$30,000

(1)	Amounts represent payments for consulting services. For more information, see “–Agreements with our Directors” below.
(2)	As of December 31, 2015, Dr. Gillis had outstanding options to purchase up to 300,000 shares of our common stock.
(3)	As of December 31, 2015, Dr. Schmidt had outstanding options to purchase up to 127,639 shares of our common stock.
(4)	As of December 31, 2015, Dr. Johnson had outstanding options to purchase up to 137,639 shares of our common stock.

In February 2016, our board of directors approved compensation for our non-employee director compensation for the fiscal year ending December 31, 2016 to become effective upon the consummation of this offering. The following table summarizes the anticipated annual cash compensation to our non-employee directors for the fiscal year ending December 31, 2016:

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Cash Compensation

Position	Cash retainer amount*
Member of Board of Directors	$30,000
Chairman of the Board of Directors	$20,000
Audit Committee Chair	$14,000
Compensation Committee Chair	$9,000
Nominating and Governance Committee Chair	$6,000
Audit Committee Member	$5,000
Compensation Committee Member	$4,250
Nominating and Governance Committee Member	$2,500

*Board chair and committee chair or member fees are in addition to the payment for serving as a member of the board of directors.

Equity Compensation

For the fiscal year ending December 31, 2016, each non-employee director will receive an annual equity grant equal to 0.12% of outstanding shares of common stock as of the grant date, which will vest annually in equal amounts for serving on our board of directors. Upon the consummation of this offering or initial election as a member of our board of directors thereafter, each non-employee director will receive an equity grant equal to 0.23% of outstanding shares of common stock as of the grant date, which will vest monthly in equal amounts for four years. Upon the consummation of this offering or initial election as a chairman of our board of directors thereafter, such non-employee director will receive an equity grant equal to 0.33% of outstanding shares of common stock as of the grant date, which will vest monthly in equal amounts for four years. Following completion of this offering, the exercise price of these equity grants will be equal to the 10 trading day volume weighted average price of our common stock following the date of grant. These equity awards will be reviewed annually by our compensation committee and are subject to change following such review.

Each member of our board of directors will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

In addition, we have entered, and intend to continue to enter, into indemnification agreements with each of our executive officers and directors. These indemnification agreements provide, among other things, the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law.

Agreements with our Directors

Steven Gillis, Ph.D. On March 26, 2008, we entered into a chairman agreement with Dr. Gillis with respect to his serving as chairman of our board of directors and providing certain consulting services to us. We will reimburse Dr. Gillis for all reasonable travel and out-of-pocket expenses incurred in performing his services under the chairman agreement. Dr. Gillis’s chairman agreement may be terminated by us or by Dr. Gillis upon thirty days advance written notice. We amended Dr. Gillis’s chairman agreement on February 11, 2016 in order to automatically terminate the agreement immediately prior to the consummation of this offering.

In addition, Dr. Gillis is a participant in the PhaseRx, Inc. Management Retention Plan pursuant to an Amended and Restated Participation Agreement between us and Dr. Gillis, dated February 11, 2016, pursuant to which Dr. Gillis has an individual percentage of 4%. See “–Narrative Disclosure Regarding Summary Compensation Table –PhaseRx, Inc. Amended and Restated Management Retention Plan”.

John A. Schmidt, Jr., M.D. On November 1, 2010, we entered into a consulting agreement with Dr. Schmidt with respect to his serving as a member of our board of directors and providing certain consulting services to us. As amended effective April 1, 2012, Dr. Schmidt’s consulting agreement provides for payments of $10,000 annually for serving as a member of our board of directors, and $60,000 annually for his providing certain consulting services. In addition, we will reimburse Dr. Schmidt for all reasonable, documented out-of-pocket expenses incurred in performing his services under the consulting agreement. Dr. Schmidt’s consulting agreement may be terminated by us or by Dr. Schmidt upon thirty days advance written notice. We amended Dr. Schmidt’s consulting agreement on February 10, 2016 in order to remove the provisions relating to his serving as a member of our board of directors immediately prior to the consummation of this offering.

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In addition, Dr. Schmidt is a participant in the PhaseRx, Inc. Management Retention Plan pursuant to an Amended and Restated Participation Agreement between us and Dr. Schmidt, dated February 11, 2016, pursuant to which Dr. Schmidt has an individual percentage of 4%. See “–Narrative Disclosure Regarding Summary Compensation Table –PhaseRx, Inc. Amended and Restated Management Retention Plan”.

Paul H. Johnson, Ph.D. On July 2, 2013, we entered into a consulting agreement with Dr. Johnson with respect to his serving as a member of our board of directors and providing certain consulting services to us on a part-time basis as our chief scientific officer, which consulting agreement was amended effective January 2, 2014. Dr. Johnson’s consulting agreement, as amended, provides for payments of $10,000 annually for serving as a member of our board of directors, and $ 20,000 annually for his providing certain consulting services. In addition, we will reimburse Dr. Johnson for all reasonable, documented out-of-pocket expenses incurred in performing his services under the agreement. Dr. Johnson’s consulting agreement may be terminated by us or by Dr. Johnson upon thirty days advance written notice. We amended Dr. Johnson’s consulting agreement on February 10, 2016 in order to remove the provisions relating to his serving as a member of our board of directors immediately prior to the consummation of this offering.

In addition, Dr. Johnson is a participant in the PhaseRx, Inc. Management Retention Plan pursuant to an Amended and Restated Participation Agreement between us and Dr. Johnson, dated February 11, 2016, pursuant to which Dr. Johnson has an individual percentage of 4%. See “–Narrative Disclosure Regarding Summary Compensation Table–PhaseRx, Inc. Amended and Restated Management Retention Plan”.

Equity Compensation Plan Information

The table below sets forth certain information as of December 31, 2015 regarding the shares of our common stock available for grant or granted under stock option plans and other compensation arrangements that (i) were adopted by our stockholders and (ii) were not adopted by our stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in common (a))
	(a)	(b)	(c)
Equity Compensation plans approved by security holders	4,788,646	$0.09	263,042

Equity Compensation plans not approved by security holders	–	–	–

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described as required under “Executive Compensation” and the transactions described below, since January 1, 2014, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or the average of our total assets at year end for the last two completed fiscal years and in which any director, executive officer, holder of 5% or more of any class of our capital stock, or any member of their immediate family had or will have a direct or indirect material interest. Our audit committee is responsible for approving all future transactions between us and our officers, directors and principal stockholders and their affiliates.

Convertible Note Financings and Preferred Stock Financing

Convertible Note Financings

In April, June, August and October 2015, in four separate closings, we issued and sold to investors, including beneficial owners of more than 5% of our capital stock, convertible promissory notes in the aggregate principal amount of $3.7 million, together with seven-year warrants to purchase shares of the same class and series of capital stock into which the convertible notes convert. The convertible notes carry interest at a rate of 8% per annum. The convertible notes are payable upon demand of the holders of a majority of the applicable series of convertible notes, except that such demand may not be made with respect to the convertible notes issued in October 2015 until March 1, 2016. The convertible notes are also payable upon the occurrence of certain liquidation or financing events set forth in such convertible notes. The repayment of the convertible notes is subject to acceleration upon the occurrence of certain customary events of default contained in the convertible notes. Immediately prior to the consummation of a qualified offering under the terms of the December 21, 2015 loan and security agreement, these convertible notes and unpaid accrued interest thereon will be converted into, and the related warrants will be exercised for, shares of our common stock as described elsewhere in this prospectus.

The investors in these notes and warrants included the following holders of more than 5% of our capital stock. The following table presents the aggregate principal amount of notes issued to these related parties and the related warrant coverage amount.

Participant	Aggregate Principal Amount of Notes	Warrant Coverage Amount
ARCH Venture Fund VII, L.P.	$2,225,000.00	$333,760.00
Versant Venture Capital III, L.P.	$1,118,396.25	$167,759.43
Versant Side Fund III, L.P.	$6,603.75	$990.57

Under the note and warrant purchase agreement entered into in connection with our October 2015 issuance of notes and warrants, we agreed, upon the approval of the investors holding more than 50% of the aggregate outstanding principal amount of the notes issued pursuant to such agreement, to issue and sell to certain investors additional notes having an aggregate principal amount of $600,000, together with seven-year warrants, in each case having the same terms as described above. The investors in these additional notes and warrants include ARCH Venture Fund VII, L.P, to which an aggregate principal amount of $550,000 of notes is issuable, together with warrant coverage amount of $82,500.

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Series A-1 Preferred Stock Financing

In partial consideration of our obligations under the development and option agreement, or the development agreement, with Synageva, described below, and pursuant to the terms of the development agreement and the related Series A-1 preferred stock purchase agreement, or the stock purchase agreement, dated April 9, 2014 between us and an affiliate of Synageva, on April 9, 2014 and October 23, 2014, in two separate closings, we issued to an affiliate of Synageva an aggregate of 5,500,000 shares of our Series A-1 preferred stock (which shall convert into              shares of common stock in connection with this offering and giving effect to the reverse stock split) for aggregate cash proceeds of $5.5 million. Effective immediately prior to the pricing of this offering, the Series A-1 preferred stock will be converted into fully paid and non-assessable shares or our common stock in accordance with the terms of our third amended and restated certificate of incorporation, as amended. After the closing of this offering, no Series A-1 preferred stock will remain outstanding.

Development and Option Agreement with Synageva BioPharma Corp.

On April 4, 2014, we entered into an exclusive development and option agreement, or development agreement, with Synageva, pursuant to which we agreed to conduct certain development activities in connection with the development of our mRNA and polymer products. Under the development agreement, Synageva had an option to acquire us through a merger of a wholly-owned subsidiary of Synageva with and into us. In partial consideration of our obligations under the development agreement, Synageva paid us a non-refundable upfront fee in the aggregate amount of $1.5 million. In addition, on April 9, 2014 and October 23, 2014, in two separate closings, we issued to an affiliate of Synageva an aggregate of 5,500,000 shares of our Series A-1 preferred stock for aggregate cash proceeds of $5.5 million, as described more fully above under “–Series A-1 Preferred Stock Financing”. The development agreement with Synageva, including its option to acquire us, has expired in accordance with its terms.

Stockholder Voting Agreement

In connection with our entry into the development agreement with Synageva, we entered into stockholder voting agreements with Synageva and certain of our investors, including an affiliate of Dr. Overell and all of the holders of more than 5% of our capital stock, whereby such investors, among other things, agreed to vote their shares of our capital stock in favor of the merger with Synageva, and granted to Synageva an option to acquire all of our capital stock held by such investor. The stockholder voting agreements with Synageva have expired in accordance with their terms.

Investor Agreements

We are party to a second amended and restated investors’ rights agreement, an amended and restated right of first refusal and co-sale agreement, and a second amended and restated stockholder voting agreement, with certain of our investors, including Dr. Johnson, Steven Gillis, an affiliate of Dr. Overell and all of the holders of more than 5% of our capital stock. These rights will terminate upon the closing of this offering.

Escrow Agreement

On June 28, 2013, we entered into an Escrow, Sale and Winding Up Agreement, or the escrow agreement, with certain of our investors, or the escrow agreement investors, including ARCH Venture Fund VII, L.P., Versant Venture Capital III, L.P. and 5AM Ventures II, LP, whereby the escrow agreement investors agreed to set aside an aggregate of $1.6 million, or the set-aside funds. If we have not consummated either a change of control or a qualified financing (each as defined in the escrow agreement) prior to a determination date, pursuant to the escrow agreement, each escrow agreement investor shall vote their shares of our capital stock to wind down and dissolve us, and the set-aside funds shall be delivered to us as reasonably necessary to fund the winding up process. The escrow agreement was amended on March 10, 2014, and amended further on April 4, 2014, to extend the determination date to the later of (i) the date on which Synageva’s option to acquire us by merger is terminated pursuant to the terms thereof and (ii) a number of days following such option termination date equal to (A) the amount of cash on hand divided by (B) our average daily cash burn rate, net of any cash actually received from our investors or partners. The escrow agreement will be terminated prior to the completion of this offering.

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Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us, in which the amount involved exceeds $120,000, without the prior review and approval of our audit committee. In approving or rejecting any such proposal, our audit committee will consider all of the relevant facts and circumstances of the related party transaction and the related party’s relationship and interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

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PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of February 11, 2016 by:

•	each person, or group of affiliated persons, whom we know to beneficially own more than 5% of our common stock;
•	each of our named executive officers;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

The percentage ownership information shown in the column labeled “Percentage of Shares Outstanding” as of February 11, 2016 is based upon 5,678,408 shares of common stock outstanding as of February 11, 2016, or           shares of common stock that are expected to be outstanding immediately following the reverse stock split.

The percentage ownership information shown in the column labeled “Percentage of Shares Outstanding” after the offering assumes that there is no exercise of the underwriter’s over-allotment option and is based upon                  shares of common stock to be outstanding immediately after the offering, including:

•	the sale of shares of common stock in this offering;

•	the conversion of $12.6 million of convertible notes and related accrued interest into Series A preferred stock and then into our common stock in accordance with the terms of such notes and, with respect to Series A preferred stock, our third amended and restated certificate of incorporation, as amended;

•	the conversion of $3.6 million of convertible notes and related accrued interest into our common stock in accordance with the terms of such notes;

•	the conversion of $4.0 million principal amount of term loans together with all accrued and unpaid interest thereon into common stock at a conversion price equal to 80% of the initial public offering price in this offering in accordance with the terms of such notes;

•	the conversion of 25,716,583 outstanding shares of preferred stock under the terms of our third amended and restated certificate of incorporation, as amended;

•	the exercise of warrants to purchase 2,452,242 shares of preferred stock at an exercise price of $0.01 per share and the conversion of the preferred stock issuable upon exercise of such warrants into common stock under the terms of our third amended and restated certification of incorporation, as amended;

•	the 1-for- reverse stock split of our outstanding shares of common stock, occurring immediately prior to the consummation of this offering;

•	issuance of an aggregate of shares of common stock in connection with a private placement closing concurrently with this offering; and

•	the sale of an aggregate of shares of common stock by 5AM Ventures II, LP and 5AM Co-Investors II, LP, or collectively, 5AM Ventures, ARCH Venture Fund VII, L.P., or ARCH Venture Fund, and Versant Venture Capital III, L.P and Versant Side Fund III, L.P., or collectively, Versant Ventures, to Titan Multi-Strategy Fund I, LTD., or Titan, and certain its designees at a nominal purchase price in connection with the December 2015 bridge loan, closing concurrently with this offering.

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We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible on or before April 11, 2016, which is 60 days after February 11, 2016. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o PhaseRx, Inc., 410 W. Harrison Street, Suite 300, Seattle, Washington 98119.

	As of February 11, 2016			After the Offering, as adjusted(1)
Name of Beneficial Owner	Number of Shares Beneficially Owned (2)		Percentage of Shares Outstanding (2)	Number of Shares Beneficially Owned (2)	Percentage of Shares Outstanding (2)
Names Executive Officers, Executive Officers and Directors:
Robert W. Overell, Ph.D.	1,941,936	(3)	29.09%
Steven Gillis, Ph.D.	17,954,148	(4)	77.41%
Richard J. Ulevitch, Ph.D.	9,488,943	(5)	64.42%
Brian Atwood	11,317,089	(6)	67.08%
John A. Schmidt, Jr., M.D.	95,217	(7)	1.65%
Paul H. Johnson, Ph.D.	852,160	(8)	14.84%
Michelle Griffin	–		–
Michael Houston, Ph.D.	327,740	(9)	5.46%
All Executive Officers and Directors as a Group (8 persons)	41,977,233	(3)(4)(5)(6)(7)(8)(9)	93.44%

5% Stockholders
5AM Ventures	9,488,943	(10)	64.42%
ARCH Venture Fund VII, L.P.	17,655,398	(11)	77.11%
Versant Ventures	11,317,089	(12)	67.08%
Savoy Therapeutics Corp.	5,500,000	(13)	49.20%
Alexandria Equities, LLC	1,839,717	(14)	24.47%

* denotes less than 1%

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(1)	Assumes that (i) immediately prior to the consummation of this offering, shares of common stock are issued in connection with the conversion of 19,404,163 shares of Series A preferred stock, which are issuable upon the conversion of the convertible promissory notes having an aggregate principal amount of $12,615,000, (ii) immediately prior to the consummation of this offering, shares of common stock are issued in connection with the conversion of the convertible promissory notes having an aggregate principal amount of $3.6 million, (iii) immediately prior to the consummation of this offering, shares of common stock are issued in connection with the exercise of certain outstanding warrants to purchase shares of preferred stock at an exercise price of $0.01, (iv) immediately prior to the consummation of this offering, shares of common stock are issued in connection with the conversion of 20,216,583 shares of Series A preferred stock outstanding as of February 11, 2016 (not including shares of Series A preferred stock issuable upon conversion of the convertible promissory notes in (i) above), (v) immediately prior to the consummation of this offering, shares of common stock are issued in connection with the conversion of 5,500,000 shares of Series A-1 preferred stock, (vi) immediately prior to the consummation of this offering, the 1-for- reverse stock split of our outstanding shares of common stock is effected, (vii) concurrently with the offering, post-reverse stock split shares of common stock are issued to certain stockholders in connection with a private placement, (viii) concurrently with the offering, post-reverse stock split shares of common stock are issued in connection with the conversion of December 2015 bridge loan and (ix) concurrently with the offering, the sale of post-reverse stock split shares of common stock by 5AM Ventures, ARCH Venture Fund and Versant Ventures to Titan and certain of its designees at a nominal purchase price.

(2)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock shown as beneficially owned includes shares of common stock issuable upon (i) the exercise of stock options that will become exercisable within sixty (60) days of February 11, 2016, (ii) the conversion of the convertible promissory notes into shares of our common stock, (iii) the exercise of warrants that will become exercisable within sixty (60) days of February 11, 2016 and (iv) the conversion of shares of our preferred stock into shares of our common stock. Shares of common stock issuable pursuant to the foregoing methods are deemed outstanding for purposes of calculating the percentage of beneficial ownership of the person or entity holding such securities. Accordingly, the total percentages of beneficial ownership are in excess of one hundred percent (100%).

(3)	Includes (i) 943,623 shares (or shares after giving effect to the reverse stock split) of common stock held of record by Foundation BioVentures LLC, or Foundation BioVentures, (ii) 85,063 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Foundation BioVentures upon the conversion of 85,063 shares of Series A preferred stock, and (iii) 913,250 shares (or shares after giving effect to the reverse stock split) of common stock underlying stock options currently exercisable or exercisable within 60 days as of February 11, 2016 held of record in his name. Dr. Overell is the sole member of Foundation BioVentures and in such capacity holds voting and dispositive power over the shares and is deemed to beneficially own shares held by Foundation BioVentures.

(4)	Includes 80,000 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Dr. Gillis upon the conversion of 80,000 shares of Series A preferred stock and 218,750 shares (or shares after giving effect to the reverse stock split) of common stock underlying stock options currently exercisable or exercisable within 60 days as of February 11, 2016, held of record in his name. Also includes the following shares which are also reported on this table as being beneficially owned by ARCH Venture Fund: (i) 437,500 shares (or shares after giving effect to the reverse stock split) of common stock; (ii) 10,587,967 (or shares after giving effect to the reverse stock split and antidilution adjustments) shares of common stock which may be acquired by ARCH Venture Fund upon the conversion of convertible promissory notes in aggregate principal amount of $8,925,000; and (iii) 6,629,931 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by ARCH Venture Fund upon the conversion of 6,629,931 shares of Series A preferred stock. The sole general partner of ARCH Venture Fund is ARCH Venture Partners VII, L.P., or ARCH Partners VII. The sole general partner of ARCH Partners VII is ARCH Venture Partners VII, LLC, or ARCH VII LLC. Each of the managing directors of ARCH VII LLC, Robert T. Nelsen, Keith Crandell and Clinton Bybee, may be deemed to have voting and dispositive power over the shares and may be deemed to beneficially own shares held by ARCH Venture Fund. Dr. Gillis owns an interest in ARCH Partners VII but does not have voting or dispositive control over the shares held by ARCH Venture Fund. Each of ARCH Partners VII, Robert T. Nelsen, Keith Crandell, Clinton Bybee and Dr. Gillis disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein, and this disclosure shall not be deemed an admission that ARCH Partners VII, Robert T. Nelsen, Keith Crandell, Clinton Bybee or Dr. Gillis are the beneficial owners of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(5)	Includes the following shares which are also reported on this table as being beneficially owned by 5AM Ventures: (i) 437,500 shares (or shares after giving effect to the reverse stock split) of common stock; (ii) 2,421,512 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by 5AM Ventures upon the conversion of convertible promissory notes in aggregate principal amount of $1.9 million; and (iii) 6,629,931 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by 5AM Ventures upon the conversion of 6,629,931 shares of Series A preferred stock. 5AM Partners II LLC is the general partner of each of 5AM Ventures II, LP and 5AM Co-Investors II, LP. Andrew J. Schwab, John Diekman and Scott M. Rocklage are the managing members of 5AM Partners II LLC and are deemed to have voting and dispositive power over the shares and may be deemed to beneficially own shares held by 5AM Ventures. Dr. Ulevitch is a member of and owns and interest in 5AM Partners II LLC. Accordingly, Mr. Schwab, Dr. Diekman, Mr. Rocklage and Dr. Ulevitch may be deemed to beneficially own the securities held by 5AM Ventures. Mr. Schwab, Dr. Diekman, Mr. Rocklage and Dr. Ulevitch each disclaims beneficial ownership of these securities and this disclosure shall not be deemed an admission that Mr. Schwab, Dr. Diekman, Mr. Rocklage and Dr. Ulevitch is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

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(6)	Includes the following shares which are also reported on this table as being beneficially owned by Versant Ventures: (i) 125,000 shares (or shares after giving effect to the reverse stock split) of common stock; (ii) 5,154,967 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Versant Ventures upon the conversion of convertible promissory notes in aggregate principal amount of $4,325,000; and (iii) 6,037,122 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Versant Ventures upon the conversion of 6,037,122 shares of Series A preferred stock. Versant Ventures III, LLC is the general partner of each of Versant Venture Capital III, L.P and Versant Side Fund III, L.P. and has voting and dispositive control over securities held by Versant Ventures. Mr. Atwood, Samuel D. Colella, Ross Jaffe, M.D., William J. Link, Barbara N. Lubash, Donald M. Milder, Bradley J. Bolzon, Charles M. Warden, Robin L. Praeger and Rebecca R. Robertson are the managing directors of Versant Ventures III, LLC and are deemed to have voting and dispositive power over the shares and may be deemed to beneficially own shares held by Versant Ventures. Mr. Atwood is a managing member of and owns and interest in Versant Ventures III, LLC. Accordingly, Mr. Atwood may be deemed to beneficially own the securities held by Versant Ventures. Each of Mr. Atwood, Samuel D. Colella, Ross Jaffe, M.D., William J. Link, Barbara N. Lubash, Donald M. Milder, Bradley J. Bolzon, Charles M. Warden, Robin L. Praeger and Rebecca R. Robertson disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein and this disclosure shall not be deemed an admission that any of Mr. Atwood, Samuel D. Colella, Ross Jaffe, M.D., William J. Link, Barbara N. Lubash, Donald M. Milder, Bradley J. Bolzon, Charles M. Warden, Robin L. Praeger and Rebecca R. Robertson is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.
(7)	Comprises of 95,217 shares (or shares after giving effect to the reverse stock split) of common stock underlying stock options currently exercisable or exercisable within 60 days as of February 11, 2016, held of record in his name.

(8)	Includes 786,353 shares (or shares after giving effect to the reverse stock split) of common stock and 65,807 shares (or shares after giving effect to the reverse stock split) of common stock underlying stock options currently exercisable or exercisable within 60 days as of February 11, 2016, held of record in his name.

(9)	Comprises of 327,740 shares (or shares after giving effect to the reverse stock split) of common stock underlying stock options currently exercisable or exercisable within 60 days as of February 11, 2016, held of record in his name.
(10)	Includes (i) 437,500 shares (or shares after giving effect to the reverse stock split) of common stock; (ii) 2,421,512 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by 5AM Ventures upon the conversion of convertible promissory notes in aggregate principal amount of $1.9 million; and (iii) 6,629,931 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by 5AM Ventures upon the conversion of 6,629,931 shares of Series A preferred stock. 5AM Ventures’ address is 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(11)	Includes (i) 437,500 shares (or shares after giving effect to the reverse stock split) of common stock; (ii) 10,587,967 shares (or shares after giving effect to the reverse stock split) of common stock which may be acquired by ARCH Venture Fund upon the conversion of convertible promissory notes in aggregate principal amount of $8,925,000; and (iii) 6,629,931 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by ARCH Venture Fund upon the conversion of 6,629,931 shares of Series A preferred stock. ARCH Venture Fund’s address is 8725 W. Higgins Rd., Suite 290, Chicago, Illinois 60631.

(12)	Includes (i) 125,000 shares (or shares after giving effect to the reverse stock split) of common stock; (ii) 5,154,967 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Versant Ventures upon the conversion of convertible promissory notes in aggregate principal amount of $4,325,000; and (iii) 6,037,122 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Versant Ventures upon the conversion of 6,037,122 shares of Series A preferred stock. Versant Ventures’ address is One Sansome Street, Suite 3630, San Francisco, California 94104.

(13)	Includes the 5,500,000 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Savoy Therapeutics Corp. upon the conversion of 5,500,000 shares of Series A-1 Preferred Stock. Savoy Therapeutics Corp. is a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc. Alexion Pharmaceuticals, Inc. is a public company. Alexion Pharmaceuticals, Inc.’s address is 100 College Street, New Haven, Connecticut 06510.

(14)	Includes the following shares which are also reported on this table as being beneficially owned by Alexandria Equities, LLC, or Alexandria: (i) 1,239,717 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Alexandria upon the conversion of convertible promissory notes in aggregate principal amount of $1,065,000, and (ii) 600,000 shares (or shares after giving effect to the reverse stock split and antidilution adjustments) of common stock which may be acquired by Alexandria upon the conversion of 600,000 shares of Series A preferred stock. The managing member of Alexandria is Alexandria Real Estate Equities, Inc. Joel S. Marcus is the chairman, chief executive officer and founder of Alexandria Real Estate Equities, Inc., and as an officer of Alexandria Real Estate Equities, Inc., Mr. Marcus may be deemed to have voting and dispositive power over the shares held by Alexandria. Mr. Marcus disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein, and this disclosure shall not be deemed an admission that Mr. Marcus is the beneficial owners of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose. Alexandria’s address is 385 E. Colorado Blvd., Suite 299, Pasadena, California 91101.

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DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our capital stock and certain provisions of our fourth amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the fourth amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering and Delaware law.

Upon the completion of this offering, and after giving effect to the reverse stock split, our fourth amended and restated certificate of incorporation will provide for a single class of common stock. In addition, our fourth amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 55,000,000 shares, all with a par value of $0.0001 per share, of which:

50,000,000 shares will be designated as common stock; and

5,000,000 shares will be designated as preferred stock.

As of February 11, 2016, we had outstanding 5,678,408 shares of common stock, or               shares after giving effect to the reverse stock split, held of record by 17 stockholders. As of February 11, 2016, we had outstanding 20,216,583 shares of Series A preferred stock, held of record by 15 stockholders, all of which will convert into            shares of common stock, or shares after giving effect to the reverse stock split, immediately prior to the consummation of this offering. As of February 11, 2016, we had outstanding 5,500,000 shares of Series A-1 Preferred Stock, held of record by 1 stockholder, all of which will convert into           shares of common stock, or shares after giving effect to the reverse stock split, immediately prior to the consummation of this offering. As of February 11, 2016, we also had outstanding options to acquire 7,335,520 shares of common stock, or               shares after giving effect to the reverse stock split, held by employees, directors and consultants.

After the completion of the offering and giving effect to the 1-for-           reverse stock split, we will have outstanding                      post-reverse stock split shares of common stock and no shares of preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.”

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our fourth amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the voting power of the shares present in person or by proxy at the meeting and entitled to vote thereon.

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Liquidation

In the event of the liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to the amended and restated certificate of incorporation, we are authorized to issue up to 5,000,000 shares of preferred stock. Our fourth amended and restated certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Additionally, the issuance of preferred stock may decrease the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of February 11, 2016, we had options to purchase 7,335,520 shares of our common stock outstanding pursuant to the 2006 Plan with exercise prices ranging from $0.0001908 to $0.25 per share, with an approximate weighted average exercise price of $0.12 per share. After giving effect to the reverse stock split, we will have options to purchase            post-reverse stock split shares of our common stock outstanding pursuant to the 2006 Plan with exercise prices ranging from $                     to $           per post-reverse stock split share, with an approximate weighted average exercise price of $           per post-reverse stock split share.

Warrants

As of February 11, 2016, we had outstanding warrants to purchase 3,614,761 shares of preferred stock convertible into shares of common stock issued in connection with certain convertible note financings, of which warrants to purchase 2,452,242 shares of preferred stock having an exercise price of $0.01 will be exercised immediately prior to the consummation of this offering into                      shares of common stock, or            shares of common stock after giving effect to the reverse stock split. As of February 11, 2016, we had outstanding warrants to purchase 1,049,999 shares of preferred stock having an exercise price of $1.00 per share, and these additional warrants will terminate upon the consummation of this offering.

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As of          , 2016, we had outstanding warrants to purchase 112,520 shares of Series A preferred stock with an exercise price of $1.00 per share, issued to a former lender. Immediately prior to the consummation of this offering, this warrant will become a warrant to purchase            shares of our common stock at a total price equal to that payable upon the exercise of the warrant in full, which, after giving effect to the reverse stock split, will become warrants to purchase            shares of common stock at an exercise price of $           per share.

We have agreed to issue to the underwriter, as additional compensation, a warrant to purchase the aggregate of 3% of the shares sold in this offering, excluding the over-allotment option. The shares issuable upon exercise of the warrant are identical to those offered by this prospectus. The warrant is exercisable for cash or on a cashless basis at a per share exercise price equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the date of this prospectus and expiring on the date which is five years after the date of this prospectus.

Loan and Security Agreement

On December 21, 2015, we entered into a loan and security agreement with certain investors, pursuant to which these investors, pursuant to which the accredited investors made term loans to us in the aggregate principal amount of $4.0 million.  Interest accrues on the term loans at the rate of 5% per annum. The maturity date of the term loans is December 21, 2016, unless earlier converted into equity or otherwise repaid. The repayment of the term loans is subject to acceleration upon the occurrence of certain customary events of default contained in the loan and security agreement. As of            , the aggregate outstanding principal amount of the term loans, plus all accrued and previously unpaid interest thereon, was approximately $            .  The entire outstanding principal amount of term loans together with all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, at a conversion price equal to 80% of the price in the qualified offering.  We agreed to use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016. Among other things, a qualified offering under the loan and security agreement requires a firm commitment underwritten initial public offering of our common stock not later than June 5, 2016 at a pre-offering valuation of at least $36 million (exclusive of the term loans and their subsequent conversion) and which results in gross proceeds to us of at least $16.9 million, which may include the $9.4 million of gross proceeds from the private placement closing concurrently with this offering. We expect this offering to constitute a qualified offering under the terms of the loan and security agreement, and therefore, upon the closing of this offering, we will issue an aggregate of            shares of common stock to the accredited investors under the loan and security agreement, based on an assumed initial public offering price of $           , which is the midpoint of the price range set forth on the cover page of this prospectus.

Registration Rights Agreement

As contemplated by the loan and security agreement, on             , 2016, we entered into a registration rights agreement with the investors in the December 2015 financing, pursuant to which we agreed to use our reasonable best efforts to register the resale of the shares of common stock issuable upon the conversion of our term loans concurrently with the registration of this initial public offering and to keep the related registration statement continuously effective until the earlier of the date that is one year from the date such registration statement is declared effective or all of the shares issuable upon the conversion of our term loans have been sold thereunder or pursuant to Rule 144 or may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for us to be in compliance with the current public information requirement under Rule 144. In the event we are unable to register all such shares in the registration statement contemplated by the registration rights agreement, we agreed to use our commercially reasonable efforts to file amendments to the initial registration statement to cover any such unregistered shares. We agreed to pay all fees and expenses related to the filing of such registration statements.

Convertible Notes

As of        , we have an aggregate amount of convertible notes, plus accrued and unpaid interest thereon, of approximately $        .. The convertible notes carry interest at a rate of 8% per annum. The convertible notes are payable upon demand of the holders of a majority of the applicable series of convertible notes, except that such demand may not be made with respect to the convertible notes issued in October 2015 until March 1, 2016. The convertible notes are also payable upon the occurrence of certain liquidation or financing events set forth in such convertible notes. The repayment of the convertible notes is subject to acceleration upon the occurrence of certain customary events of default contained in the convertible notes. We also issued to purchasers of our convertible notes seven-year warrants to purchase shares of the same class and series of capital stock into which the convertible notes convert. Immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement, the convertible notes and unpaid accrued interest thereon will be converted into, and certain of the warrants will be exercised for, shares of our common stock as described elsewhere in this prospectus.

Anti-Takeover Effects of Our Fourth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our fourth amended and restated certificate of incorporation and amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of preferred stock and common stock, and our board of directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limits on Stockholder Action by Majority Written Consent or Call a Special Meeting

Our fourth amended and restated certificate of incorporation will provide that our stockholders will not be able to elect or remove directors by majority written consent. This limit on the stockholder action to elect or remove directors by majority written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to elect or remove directors without holding a meeting of stockholders called in accordance with the bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the affirmative vote of a majority of the whole board, chairperson of the board, the chief executive officer or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

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Limitation on Liability and Indemnification Matters

Our fourth amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	any transaction from which the director derived an improper personal benefit.

Our fourth amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our fourth amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

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Choice of Forum

Our fourth amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action or proceeding asserting a breach of fiduciary duty owed by any director or officer to us or our stockholders, any action or proceeding asserting a claim against us arising pursuant to the Delaware General Corporation Law or our fourth amended and restated certificate of incorporation or amended and restated bylaws or any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that these types of provisions to be inapplicable or unenforceable.

Listing

We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “PZRX”.

Transfer Agent and Registrar

Action Stock Transfer Corporation will serve as our transfer agent and registrar. Its address is 2469 Fort Union Blvd #214, Cottonwood Heights, Utah 84121, and its telephone number is (801) 274-1088.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Although we intend to apply to have our common stock listed on The NASDAQ Capital Market, we cannot assure you that there will be an active public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate. Unless noted otherwise, all information presented in this section “Shares Eligible for Future Sale” assumes the 1-for-           reverse stock split of our outstanding shares of common stock has occurred.

Sales of Restricted Shares

Upon the closing of this offering,                       shares of common stock will be outstanding, assuming the underwriter does not exercise their over-allotment option and no outstanding options have been exercised. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act of 1933, as amended.

                 shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act of 1933, as amended or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act of 1933, as amended, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended:

•	approximately shares of our outstanding shares of common stock will be available for sale in the public market upon the expiration of certain lockup agreements, beginning 12 months after the closing of this offering and when permitted under Rule 144 or Rule 701, provided that, after 180 days following this offering, the lockup restrictions will automatically terminate upon satisfaction of certain conditions in the lockup agreement; and

•	approximately of our outstanding shares of common stock will be available for sale in the public market upon the expiration of certain lockup agreements, beginning 180 days after the closing of this offering and when permitted under Rule 144 or Rule 701.

These lock-up agreements are more fully described below under “—Lock-up Agreements” and in section titled “Underwriting—Lock-up Agreements”.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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•	one percent of the then outstanding shares of our common stock, which will equal approximately shares immediately after this offering assuming the underwriter does not exercise its over-allotment option; and

•	the average weekly trading volume of our common stock reported through NASDAQ during the four calendar weeks preceding the filing of notice of the sale.

Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement are entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

Upon the closing of this offering,

•	approximately shares of our outstanding shares of common stock will be beneficially owned by certain existing stockholders who are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the stockholder’s shares of common stock for a period of 12 months after the closing of the initial public offering without the prior written consent of the lenders from the bridge loan financing we received in December 2015; provided that, after 180 days following this offering, the foregoing restrictions will automatically terminate if for 20 consecutive trading days on each such trading day (x) the closing price of our common stock is at least 150% of the initial public offering price for our common stock and (y) the trading volume of our common stock is not less than 100,000 shares (“Category 1”);

•	approximately shares of our outstanding shares of common stock will be beneficially owned by certain existing stockholders and option holders who are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the stockholder’s shares of common stock for a period of 12 months after the closing of the initial public offering without our prior written consent, which restriction will terminate in accordance with the same terms as Category 1 (“Category 2”);

•	approximately shares of our outstanding shares of common stock will be beneficially owned by certain investors, who will purchase shares of our common stock from certain insiders at a nominal purchase price and are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the investor’s shares of common stock for a period of 180 days following this offering without our prior written consent; and

•	approximately shares of our outstanding shares of common stock held by us and our directors and executive officers, of which approximately shares are included in Category 1 and Category 2, will be restricted from resale for a period of 180 days following this offering pursuant to a lock-up agreement without the prior written consent of Laidlaw & Company (UK) Ltd. See “Underwriting” for a description of these lock-up provisions.

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Registration Statements

As explained in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement of which this prospectus forms a part also contains the Selling Stockholder Prospectus to be used in connection with the potential resale by certain selling stockholders of up to an aggregate of            shares of our common stock issuable upon the conversion of our term loans, together with all accrued and unpaid interest thereon, at a conversion price equal to 80% of the price to the public in this offering, concurrently with the registration of this initial public offering. These shares of common stock are being registered to permit public resale of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to the Selling Stockholder Prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or pursuant to another effective registration statement covering those shares.

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act of 1933, as amended, to register shares of our common stock issued or reserved for issuance under our 2016 Plan and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

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CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day and has made a valid election to continue to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors regarding the tax treatment of holding our common stock.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation or any aspects of estate and gift, state, local or non-U.S. taxation, nor does it consider any U.S. federal income tax considerations that may be relevant to non-U.S. holders which may be subject to special treatment under U.S. federal income tax laws, including, without limitation, entities treated as a partnership for U.S. federal income tax purposes, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, insurance companies, tax-exempt or governmental organizations, dealers in securities or currency, banks or other financial institutions and investors that hold our common stock as part of a hedge, straddle or conversion transaction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

Each prospective investor should consult with its own tax advisor regarding the application of the U.S. federal income tax laws to its particular situation as well as any tax consequences arising under U.S. estate and gift laws and under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on our common stock, those payments (other than certain stock dividends) will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s adjusted tax basis in its common stock, but not below zero, and then will be treated as gain from the sale of the common stock (see “—Gain on Disposition of Common Stock”).

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Any dividend paid out of earnings and profits to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder generally must provide us with an Internal Revenue Service, or IRS, Form W-8BEN or W-8BEN-E certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder will be exempt from such withholding tax. To obtain this exemption, the non-holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, will be subject to U.S. federal income tax on a net income basis at the same graduated U.S. tax rates generally applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the income tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

In certain circumstances, amounts received by a non-U.S. holder upon the redemption of our common stock may be treated as a distribution in the nature of a dividend with respect to the common stock, rather than as a payment in exchange for the common stock. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of our earnings and profits (as described above). The determination of whether a redemption of common stock will be treated as a distribution, rather than as a payment in exchange for the common stock, will depend on whether and to what extent the redemption reduces the non-U.S. holder’s ownership in us. The rules applicable to redemptions are complex, and each non-U.S. holder should consult its own tax advisor to determine the consequences of a redemption to it.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income tax basis at the same graduated U.S. tax rates generally applicable to U.S. persons. A branch profits tax may apply to certain of such gains.

Gain described in the second bullet point above (which may be offset by U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses) generally will be subject to a flat 30% U.S. federal income tax.

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With respect to the final bullet point above, we believe that we currently are not, and do not expect to become for the foreseeable future, a USRPHC.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to each non-U.S. holder, and the amount, if any, of tax withheld with respect to those dividends. A similar report is sent to each non-U.S. holder. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding also may apply if we have actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected outside the United States by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting will apply to those payments if the broker does not have documentary evidence that the holder is a non-U.S. holder, an exemption is not otherwise established and the broker has certain relationships with the United States.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, information reporting and backup withholding also may apply if the broker has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Pursuant to Sections 1471 to 1474 of the Code and the Treasury regulations promulgated thereunder, or FATCA, dividends paid in respect of our common stock and, after December 31, 2018, gross proceeds from the sale or other disposition of our common stock held by or through certain foreign financial institutions (as specially defined for purposes of these rules, including investment funds), will be subject to withholding at a rate of 30%, unless (1) such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (2) such institution otherwise qualifies for an exemption from these rules.

An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Payments of dividends in respect of common stock to non-U.S. holders other than foreign financial institutions could be affected by this withholding if such non-U.S. holders are subject to the FATCA information reporting requirements and fail to comply with them or if non-U.S. holders hold common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to the non-U.S. holder would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of common stock after December 31, 2018 could also be subject to FATCA withholding.

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We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

Laidlaw & Company (UK) Ltd. is acting as the representative of the underwriter named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Laidlaw & Company (UK) Ltd.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriter has agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated. The underwriter is not obligated to purchase the shares of common stock covered by the underwriter’s over-allotment option described below.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter propose to offer directly to the public the shares purchased pursuant to the underwriting agreement at the initial public offering price set forth on the cover page of this prospectus and to certain securities dealers at the initial public offering price less a concession not in excess of $           per share. After the offering, the underwriter may change the offering price and other selling terms. The following table shows the per share and total underwriting discount to be paid to the underwriter by us assuming an initial public offering price to the public of $           per share, the midpoint of the price range set forth on the cover page of this prospectus. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over-Allotment Option	Total With Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions
Non-accountable expense allowance
Proceeds, before expenses, to us	$	$	$

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We have agreed to pay a non-accountable expense allowance to the underwriter equal to 1.0% of the gross proceeds received by us in this offering. We have also agreed to pay the expenses relating to the offering, including, but not limited to, (1) all filing fees relating to the registration of the shares of common stock to be sold in this offering with the Securities and Exchange Commission, (2) all actual filing fees associated with the review of this offering by the Financial Industry Regulatory Authority, Inc., or FINRA, (3) all fees and expenses relating to the listing of our shares of common stock on The NASDAQ Capital Market, (4) all actual fees, expenses and disbursements relating to background checks of our officers and directors, (5) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of the shares of common stock being offered by this prospectus under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions as reasonably designated by the underwriter, (6) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of our shares of common stock under the securities laws of such foreign jurisdictions as the underwriter may reasonably designate, (7) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the underwriter may reasonably deem necessary, (8) the costs of preparing, printing and delivering certificates representing the shares of common stock sold in this offering, (9) the fees and expenses of the transfer agent for the common stock, (10) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from us to the underwriter, (11) the fees and expenses of our accountants, (12) the legal fees and expenses and fees and expenses of any of our other agents and representatives incurred as a result of this offering, and (13) all fees and expenses of the underwriter, including, without limitation, its legal fees and expenses, all such fees not to exceed $l00,000 in the aggregate. The expenses of the offering, not including the underwriting discount, are estimated at approximately $           and are payable by us. We have paid an expense deposit of $25,000 to the underwriter, which will be applied against accountable expenses that will be paid by us to the underwriter in connection with this offering, which advance will be refunded to us to the extent not actually incurred by the underwriter in the event this offering is terminated.

Option to Purchase Additional Shares

We have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus, to purchase up to           additional shares at the public offering price, less the underwriting discount. If the underwriter exercises this option, it will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Underwriter’s Warrant

We have agreed to issue to the underwriter, as additional compensation, a five year warrant to purchase the aggregate of 3.0% of the shares sold in this offering, excluding the over-allotment option. The shares issuable upon exercise of the warrant are identical to those offered by this prospectus. The warrant is exercisable for cash or on a cashless basis at a per share exercise price equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the date of this prospectus and expiring on the date which is five years after the date of this prospectus in compliance with FINRA Rule 5110(f)(2)(G). The warrant and the shares of common stock underlying the warrant have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under FINRA Rule 5110(g)(1)) will not sell, transfer, assign, pledge or hypothecate the warrant or the shares of common stock underlying the warrant, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrant or the underlying shares of common stock for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. In addition, the warrant provides for registration rights upon request, under certain circumstances. The piggyback registration right provided in connection with the warrant terminates seven years after the effective date of the registration statement of which this prospectus forms a part in compliance with FINRA Rule 5110(f)(2)(G). We will bear all fees and expenses attendant to registering the shares of common stock issuable upon exercise of the warrant, other than underwriting commissions incurred and payable by the holder of the warrant and the expenses of any legal counsel selected by the holder to represent it in connection with the sale of the shares of common stock underlying the warrant. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances, including in the event of a stock dividend or our reclassification, reorganization, combination or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

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Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the underwriter and us. In determining the initial public offering price of our common stock, the underwriter will consider, among other things:

•	the prospects for our company and the industry in which we operate;

•	our financial information;

•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•	the prevailing conditions of U.S. securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

•	our past and present financial and operating performance; and

•	other factors deemed relevant by us and the underwriter.

Neither we nor the underwriter can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Lock-Up Agreements

We and all of our directors and executive officers, have agreed that, for a period of 180 days after the date of this prospectus, or the lock-up period, subject to certain limited exceptions described below, we and they will not, directly or indirectly, without the prior written consent of the underwriter, (1) offer, sell, pledge or otherwise transfer or dispose of any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, or publicly announce an intention to do either of the foregoing, (3) engage in any short selling of any shares of common stock, or (4) make any demand for or exercise any right with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities.

These lock-up restrictions will not apply to: (1) bona fide gifts, as long as such donee agrees to be bound by the terms of the lock-up agreement, (2) transfers pursuant to a valid domestic order or divorce decree or settlement or by will, other testamentary document or intestate succession upon the death of the holder, as long as such transferee agrees to be bound by the terms of the lock-up agreement, (3) transfers to any family member or any trust for the direct or indirect benefit of the holder or the immediate family of the holder, so long as such transferee agrees to be bound by the terms of the lock-up agreement and so long as any such transfer does not involve a disposition for value, (4) transfers as part of a transfer or distribution by the holder to its stockholders, members, partners, beneficiaries or other equity holders, so long as the holder is a corporation, limited liability company, partnership, trust or other business, and so long as such transferee agrees to be bound by the terms of the lock-up agreement and any such transfer or distribution does not involve a disposition for value, (5) transfers to us pursuant to the vesting of or exercise by the holder of any equity incentive awards issued pursuant to our stock option or incentive plans as disclosed in this prospectus, on a “cashless” or “net exercise” basis, so long as the shares of our common stock received upon such exercise will remain subject to the restrictions set forth in the lock-up agreement, (6) transfers to us pursuant to any contractual arrangement that provides for the repurchase of the holder’s shares of our common stock or such other securities by us or in connection with the termination of the holder’s employment or other service relationship with us, or (7) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change in control of our company.

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The underwriter may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, the underwriter will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to any of our officers or directors, the underwriter will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriter may be required to make for these liabilities.

NASDAQ Listing

We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “PZRX.” No assurance can be given that such listing will be approved.

Stabilization, Short Positions and Penalty Bids

The underwriter may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriter in excess of the number of shares it is obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriter may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in the offering. The underwriter may agree to allocate a number of shares of common stock to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s websites and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, the underwriter and its affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below), or the Relevant Member States, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our securities will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized, and do not authorize the making of, any offer of shares through any financial intermediary on our behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated by this prospectus. Accordingly, no purchaser of the securities, other than the underwriter, is authorized to make any further offer of the shares on our or the underwriter’s behalf.

United Kingdom

Our securities may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done in relation to our securities in, from or otherwise involving the United Kingdom.

In addition, each underwriter:

•	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

138

•	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the securities has been or will be lodged with the Australian Securities & Investments Commission , or the ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(1) you confirm and warrant that you are either:

(a) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(b) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(c) a person associated with us under section 708(12) of the Corporations Act; or

(d) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(2) you warrant and agree that you will not offer any of the securities for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

139

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

o	where no consideration is or will be given for the transfer; or

o	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

140

Neither this document nor any other offering or marketing material relating to the offering, us, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Canada

Resale Restrictions

The distribution of our securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions;
•	the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators;
•	where required by law, the purchaser is purchasing as principal and not as agent;
•	the purchaser has reviewed the text above under “—Resale Restrictions”; and
•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the securities to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase any securities offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the securities, for rescission against us in the event that this prospectus contain a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

141

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon for us by Haynes and Boone, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

Peterson Sullivan LLP, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2014 and 2015, and the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2015, as set forth in their report, which report expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and in this registration statement in reliance on the report of Peterson Sullivan LLP given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other documents are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference room facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained from the Public Reference Room of the Securities and Exchange Commission at prescribed rates, or accessed at the Securities and Exchange Commission’s website at www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC- 0330 to obtain information on the operation of the Public Reference Room. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s website is http://www.sec.gov.

Upon the completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission available, free of charge, through our website at           , as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Securities and Exchange Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission, or you can review these documents on the Securities and Exchange Commission’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

142

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” certain information we have filed with the Securities and Exchange Commission into this prospectus, which means we are disclosing important information to you by referring you to other information we have filed with the Securities and Exchange Commission. The information we incorporate by reference is considered part of this prospectus. All reports and definitive proxy or information statements subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus forms a part (excluding any disclosures that are furnished and not filed with the Securities and Exchange Commission) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the foregoing, we are not incorporating by reference any documents, portions of documents, exhibits or other information that is deemed to have been furnished to, rather than filed with, the Securities and Exchange Commission.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus or any prospectus supplement to the extent that a statement contained herein or any prospectus supplement or in any subsequently filed document that is also incorporated by reference in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

PhaseRx, Inc.

410 W. Harrison Street

Suite 300

Seattle, Washington 98119

206-805-6300

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

143

PhaseRx, Inc.

144

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

PhaseRx, Inc.

Seattle, Washington

We have audited the accompanying balance sheets of PhaseRx, Inc. ("the Company") as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PhaseRx, Inc. at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP
Seattle, Washington

February 12, 2016

F-2

PhaseRx, Inc.

Balance Sheets

(In thousands, except share and per share amounts)

			Pro Forma
			Stockholders'
			Equity at
	December 31,		December 31,
	2014	2015	2015 (unaudited)
Assets
Current assets
Cash and cash equivalents	$2,031	$3,290
Prepaids and other current assets	175	388
Total current assets	2,206	3,678
Property and equipment, net	453	236
Total assets	$2,659	$3,914
Liabilities, Mandatorily Redeemable Convertible Preferred
Stock and Stockholders' Deficit
Current liabilities
Accounts payable	$197	$396
Accrued liabilities	435	445
Accrued interest	2,055	3,199
Convertible notes, net of debt discount	12,540	19,841
Deferred contract revenue	375	-
Deferred rent	193	47
Total current liabilities	15,795	23,928
Preferred stock warrant liability	2,695	3,163
Total liabilities	18,490	27,091
Commitments and contingencies (Note 11)
Mandatorily redeemable convertible preferred stock
Series A, $0.0001 par value, 37,300,000 and 45,100,000 shares authorized at December 31, 2014 and 2015, respectively; 20,216,583 shares issued and outstanding at December 31, 2014 and 2015; no shares issued and outstanding pro forma as of December 31, 2015 (unaudited); aggregate liquidation preference of $20,217 at December 31, 2014 and 2015	20,205	20,212
Series A-1, $0.0001 par value, 10,500,000 shares authorized at December 31, 2014 and 2015, respectively; 5,500,000 shares issued and outstanding at December 31, 2014 and 2015; no shares issued and outstanding pro forma as of December 31, 2015 (unaudited); aggregate liquidation preference of $5,500 at December 31, 2014 and 2015	5,500	5,500
Stockholders' deficit
Common stock; $0.0001 par value; 57,800,000 and 65,600,000 shares authorized at December 31, 2014 and 2015; 4,659,450 and 5,678,408 shares	2	2
issued and outstanding at December 31, 2014 and 2015;_________ issued and outstanding pro forma as of December 31, 2015(unaudited) Additional paid-in capital	428	452
Accumulated deficit	(41,966)	(49,343)
Total stockholders' deficit	(41,536)	(48,889)
Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' deficit	$2,659	$3,914	$

See Notes to Financial Statements

F-3

PhaseRx, Inc.

Statements of Operations

(In thousands, except per share amounts)

	Years Ended December 31,
	2014		2015

Revenue		$1,200		$375

Operating expenses
Research and development		4,860		4,883
General and administrative		1,931		1,299
Total operating expenses		6,791		6,182
Loss from operations		(5,591)		(5,807)

Interest expense		(1,367)		(1,649)
Other income (loss), net		109		79
Total other income (expense)		(1,258)		(1,570)
Net loss		$(6,849)		$(7,377)
Basic and diluted net loss per share		$(1.47)		$(1.33)
Shares used in computation of basic and diluted net loss per share		4,656		5,526

Pro forma basic and diluted net loss per share	$		$
Shares used in computation of pro forma basic and diluted net loss per share

See Notes to Financial Statements

F-4

PhaseRx, Inc.

Statements of Stockholders’ Deficit

(In thousands, except share amounts)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balance, January 1, 2014	4,643,723	$2	$405	$(35,117)	$(34,710)

Stock-based compensation	-	-	30	-	30
Exercise of stock options	15,727	-	-	-	-
Accretion of Series A preferred stock	-	-	(7)	-	(7)
Net loss	-	-	-	(6,849)	(6,849)

Balance, December 31, 2014	4,659,450	2	428	(41,966)	(41,536)

Exercise of stock options	18,958	-	-	-	-
Exercise of common stock warrants	1,000,000	-	10	-	10
Stock-based compensation	-	-	21	-	21
Accretion of Series A preferred stock	-	-	(7)	-	(7)
Net loss	-	-	-	(7,377)	(7,377)

Balance, December 31, 2015	5,678,408	$2	$452	$(49,343)	$(48,889)

See Notes to Financial Statements

F-5

PhaseRx, Inc.

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2014	2015
Operating activities
Net loss	$(6,849)	$(7,377)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	512	331
Amortization of debt discount	282	505
Stock-based compensation	30	21
Noncash interest expense	1,003	1,144
Deferred contract revenue	375	(375)
Revaluation of preferred stock warrant liability	(109)	(79)
Changes in operating assets and liabilities
Prepaids and other current assets	(99)	(213)
Accounts payable	(22)	199
Accrued liabilities	230	10
Deferred rent	(214)	(146)
Net cash used in operating activities	(4,861)	(5,980)
Investing activities
Purchases of property and equipment	(53)	(114)
Net cash used in investing activities	(53)	(114)
Financing activities
Proceeds from issuance of convertible notes	-	7,675
Proceeds from issuance of redeemable convertible preferred stock	5,500	-
Principal payments on credit facility	(232)	-
Debt issue costs	-	(332)
Proceeds from exercise of common stock warrants	-	10
Net cash provided by financing activities	5,268	7,353
Net increase in cash and cash equivalents	354	1,259
Cash and cash equivalents
Beginning of year	1,677	2,031
End of year	$2,031	$3,290
Supplemental information
Accretion of Series A preferred stock	$7	$7

See Notes to Financial Statements

F-6

PhaseRx, Inc.

Notes to Financial Statements

1.	Organization

PhaseRx, Inc. (referred to as the “Company,” “we,” “us,” or “our”) was incorporated in the State of Delaware on March 9, 2006 and is located in Seattle, Washington. We are a preclinical biopharmaceutical company developing a portfolio of products for the treatment of inherited enzyme deficiencies in the liver using intracellular enzyme replacement therapy, or i-ERT.  We are not aware of any other i-ERT currently being marketed for inherited enzyme deficiencies in the liver, and believe that the commercial potential for i-ERT is untapped and analogous to the large and growing $4 billion market for conventional enzyme replacement therapy, or ERT, which includes drugs such as Cerezyme®. Our i-ERT approach is enabled by our proprietary messenger RNA, or mRNA, technology platform, which allows synthesis of the missing enzyme inside the cell.  Our initial product portfolio targets the three urea cycle disorders ornithine transcarbamylase deficiency, or OTCD, argininosuccinate lyase deficiency, or ASL deficiency, and argininosuccinate synthetase deficiency, or ASS1 deficiency.  We have preclinical proof of concept with an approvable endpoint in one urea cycle disorder, and expect to obtain human clinical safety and efficacy data in urea cycle disorder patients for our first program in 2018. To our knowledge, there are no ERT products on the market to treat these diseases, because the urea cycle reaction occurs inside the cell and is inaccessible to the administered enzyme.  In contrast, we expect delivery of the missing enzyme using i-ERT with our Hybrid mRNA Technology to be a promising approach to treat these patients.  Beyond the urea cycle disorders, we believe there are a significant number of inherited disorders of metabolism in the liver that are candidates for our therapeutic approach, and that that proof of concept for the treatment of one inherited liver disorder with our Hybrid mRNA Technology can be adapted to develop mRNA therapeutics for the treatment of other inherited liver disorders using our platform.

Our activities since inception have consisted principally of performing research and development activities and raising capital. Our activities are subject to significant risks and uncertainties, including failing to secure additional funding before we achieve sustainable revenues and profit from operations.

As of December 31, 2015, we had an accumulated deficit of $49.3 million. Our recurring operating losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If required funding is not available, we may be required to modify or abandon some of the Company’s business plan, which management believes would result in reduction of expenditures but may delay achieving certain business goals.

2.	Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, fair value measurements, financing activities, accruals and other contingencies. The value of our underlying common stock is determined by the board of directors based on third party valuation of the common stock. The valuation of the common stock is performed by independent valuation specialists when the board of directors believes an event occurred which may significantly impact the value of our common stock.

Unaudited Pro Forma Balance Sheet Information

On February 8, 2016, our board of directors authorized the management of the Company to file a registration statement with the Securities and Exchange Commission (“SEC”) for the Company to sell shares of its common stock to the public. If the contemplated offering is completed, the following will take place:

•	The mandatory conversion of $12.6 million convertible notes and related accrued interest into Series A preferred stock and then into our common stock in accordance with the terms of such notes and, with respect to Series A preferred stock, our third amended and restated certificate of incorporation, as amended.

•	The mandatory conversion of $3.6 million convertible notes and related accrued interest into our common stock in accordance with the terms of such notes.

•	The mandatory conversion of $4.0 million principal amount of term loans together with all accrued and unpaid interest thereon into common stock at a conversion price equal to 80% of the initial public offering price in this offering in accordance with the terms of such notes.

F-7

•	The mandatory conversion of 25,716,583 outstanding shares of preferred stock under the terms of our third amended and restated certificate of incorporation, as amended.

•	The exercise of warrants to purchase 2,452,242 shares of preferred stock and the conversion of the preferred stock issuable upon exercise of such warrants at an exercise price of $0.01 per share.

The unaudited pro forma balance sheet information at December 31, 2015 gives effect to the conversion of all outstanding convertible notes, term loans, preferred stock and the exercise of certain warrants as if it occurred on December 31, 2015.

Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share

The computation of basic and diluted net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the year, and excludes all outstanding stock options, warrants, preferred stock, as well as shares issuable upon conversion of the convertible notes and term loans from the calculation of diluted net loss per common share, as all such securities are antidilutive to the computation for all the periods presented.

The calculations for the unaudited pro forma basic and diluted net loss per share assume the conversion of all outstanding shares of redeemable convertible preferred stock, convertible notes and term loans into shares of common stock and the exercise of certain warrants as if the conversions had occurred at the beginning of the period or issuance date of the convertible preferred stock, notes and warrants, if later.

Revenue Recognition

Non-refundable, upfront payments received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include salaries and personnel-related costs, consulting fees, fees paid for contract research services, the costs of laboratory supplies, equipment and facilities, license fees and other external costs. Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in financial institutions in the United States of America. We maintain cash in accounts which are in excess of federally insured limits.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The cost of property and equipment is depreciated or amortized using the straight-line method over the following estimated useful lives:

Computer equipment and software	2-3 years
Office equipment and furniture	5-7 years
Laboratory Equipment	5 years

F-8

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Fair Value of Financial Instruments

We establish the fair value of our assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We established a fair value hierarchy based on the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3 Unobservable inputs in which little or no market data exists, therefore determined using estimates and assumptions developed by us, which reflect those that a market participant would use.

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their relative short maturities. The carrying value of our 8% convertible notes payable approximates fair value because the interest rate is reflective of the rate we could obtain on debt with similar terms and conditions. The carrying value of the 5% term loans was approximately $3.7 million as of December 31, 2015. See Note 5 – Convertible Notes Payable and Other Credit Facility for further discussion. We estimate the fair value of the preferred stock warrant liability using Level 3 inputs.

We may apply the fair value option to any eligible financial assets or liabilities, which permits an instrument by instrument irrevocable election to account for selected financial assets and liabilities at fair value. To date, we have not applied this election.

Derivative Financial Instruments

We evaluate our financial instruments such as convertible preferred stock and convertible notes to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. At each reporting date, we review our convertible securities to determine their classification is appropriate.

Deferred Financing Costs

We defer costs related to the issuance of debt and include them on the accompanying balance sheets as a deduction from the debt liability. Deferred financing costs are amortized over the term of the related loan and are included as a component of interest expense on the accompanying statements of operations.

Warrant Liabilities

Warrants to purchase our redeemable convertible preferred stock are classified as liabilities and are recorded at their estimated fair value. We use the Black-Scholes option pricing model to evaluate the fair value of the warrants. In each reporting period, any change in the fair value of the warrants are recorded as expense in the case of an increase in fair value and income in the case of a decrease in fair value.

F-9

Redeemable Convertible Preferred Stock

We initially record redeemable convertible preferred stock that may be redeemed at the option of the holder or based upon the occurrence of events not under our control outside of stockholders' deficit at the value of the proceeds received, net of issuance costs. The difference between the original carrying value and the redemption value is accreted at each reporting period on a straight line basis so that the carrying value equals the redemption value on the redemption date. In the absence of retained earnings, these accretion charges are recorded against additional paid-in capital, if any, and then to accumulated deficit.

Stock-Based Compensation

We expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments. We use the Black-Scholes option pricing model to calculate the fair value of any equity instruments on the grant date. We recognize stock-based compensation, net of estimated forfeitures, on the accelerated method as expense over the requisite service period. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to volatility, expected option term and fair value of our common stock. Measurement of stock-based compensation for options granted to nonemployees is subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

We utilize a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Concentration of Risk

We are exposed to credit risk from our deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation. We have not experienced any losses on our deposits of cash and cash equivalents since inception. As of December 31, 2015, $3.0 million in cash and cash equivalents was uninsured.

Segment Reporting

Operating segments are defined as components of an enterprise engaging in business activities from which it may earn revenues and incur expenses, for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We view our operations and manage our business in one operating segment and all of our operations are in the United States.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) ASU 2015-03 Simplifying the Presentation of Debt Issuance Costs guidance to simplify the presentation of debt issuance costs. Debt issuance costs related to a recognized debt liability will be presented on the balance sheet as a direct deduction for the debt liability as opposed to recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. This is similar to the presentation of debt discounts or premiums. This ASU requires retrospective application which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We have adopted this guidance. The adoption of this guidance did not have a material impact on our financial statements.

F-10

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU is effective for public entities for annual periods beginning after December 15, 2017. In June 2015, the FASB deferred for one year the effective date of the new revenue standard, with an option that would permit companies to adopt the standard as early as the original effective date. Early adoption prior to the original effective date is not permitted. We are evaluating the impact this standard may have on our revenue recognition, but do not expect that the adoption will have a material impact on our financial statements.

In June 2014, the Financial Accounting Standards Board, or FASB, issued ASU 2014-10, Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810 Consolidation. These updates remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This standard is effective for annual reporting periods beginning after December 15, 2014. We have early adopted this standard in the presentation of our 2014 financial statements.

In August 2014 the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. For all entities, the ASU is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. We are evaluating the impact of this standard but do not expect that the adoption will have a material impact on our financial statements.

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2014	2015

Computer and office equipment	$244	$244
Laboratory equipment	1,993	2,107
Leasehold improvements	881	881
	3,118	3,232
Less: Accumulated depreciation and amortization	(2,665)	(2,996)
	$453	$236

F-11

Depreciation and amortization expenses were $512,000 and $331,000 in the years ended December 31, 2014 and 2015, respectively.

4. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2014	2015

Compensation and benefits	$298	$209
Other accrued liabilities	137	236
	$435	$445

F-12

5. Convertible Notes Payable and Other Credit Facility

Convertible notes payable consisted of the following (in thousands):

		December 31,
		2014	2015
8% convertible notes payable on or after February 1,2013	(1)	$3,600	$3,600

8% convertible notes payable on or after July 2, 2013	(1)	1,600	1,600

8% convertible notes payable on or after June 10, 2013	(1)	3,000	3,000

8% convertible notes payable on or after December 28, 2013	(1)	1,400	1,400

8% convertible notes payable on or after March 19, 2014	(1)	1,400	1,400

8% convertible notes payable on or after June 4, 2014	(1)	1,540	1,540

8% convertible notes payable on or after October 29, 2015	(1)		825

8% convertible notes payable on or after December 17, 2015	(1)		1,650

8% convertible notes payable on or after March 31, 2016	(1)		1,200

5% convertible notes payable on December 21, 2016	(2)		4,000

Aggregate principal of convertible notes payable		12,540	20,215

Debt discount and deferred debt issuance costs		-	(374)

Convertible notes payable, net		$12,540	$19,841

1.	In April, June, August and October 2015, we issued and sold to investors, including beneficial owners of more than 5% of our capital stock, convertible promissory notes, in the aggregate principal amount of $3.7 million. In the years prior to 2014, we issued and sold to investors, including beneficial owners of more than 5% of our capital stock, convertible promissory notes, in the aggregate principal amount of $12.5 million. The notes carry interest at a rate of 8% per annum. We also issued seven-year warrants to purchase shares of the same class and series of capital stock into which the notes convert. The accrued interest payable on convertible notes payable totaled $2.1 million and $3.2 million as of December 31, 2014 and 2015, respectively. Immediately prior to the consummation of a qualified offering under the terms of the loan and security agreement described in footnote (2) below, the convertible notes and unpaid accrued interest thereon will be converted into, and certain of the warrants will be exercised for, shares of our common stock as described elsewhere in this prospectus.

2.	On December 21, 2015, we entered into a loan and security agreement with certain investors, pursuant to which these investors made term loans to us in the aggregate principal amount of $4.0 million. Interest accrues on the term loans at the rate of 5% per annum. The maturity date of the term loans is December 21, 2016, unless earlier converted into equity or otherwise repaid. The entire outstanding principal amount of the term loans together with all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, at a conversion price equal to 80% of the price in the qualified offering. We agreed to use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016. Our planned initial public offering is expected to constitute a qualified offering. The term loans are collateralized by all of our tangible assets. We are subject to affirmative and negative covenants.

F-13

The fair value of the warrants were recorded as debt discount and warrant liabilities upon issuance of the convertible notes on the balance sheets because the warrants are exercisable into redeemable Series A preferred stock. The debt discount is amortized to interest expense over the term of the notes. The fair value of the warrant liabilities are re-measured at each reporting period using the Black-Scholes option pricing model. Any increase in fair value is recorded as expense and any decrease in the fair value is recorded as income in the statement of operations. The warrant liabilities were $2.7 million and $3.2 million as of December 31, 2014 and 2015, respectively.

We incurred debt issuance costs of $332,000 related to these notes and term loans in 2015 which will be amortized to interest expense over the term of the notes and term loans. We recognized interest expense of $1.4 million and $1.6 million in the years ended December 31, 2014 and 2015, respectively related to these convertible notes and term loans.

In December 2010, the Company executed a credit facility with a lender. Under the terms of the credit facility, we were entitled to borrow up to $2.0 million from December 2010 through July 1, 2011, with a stated interest rate of 8.25%. Borrowings under the credit facility were secured by the Company’s property and equipment. The Company repaid the credit facility in full in 2014.

6. Fair Value Measurements

The warrants exercisable into Series A preferred stock were issued in connection with the issuance of convertible notes. We determined the fair value of warrants using the Black-Scholes option pricing model with the following assumptions (level 3 inputs): no dividend yield; expected life ranging from 3.1 to 7.0 years; risk-free interest rates ranging from 1.3% to 2.1%; and volatility rates ranging from 84.0% to 97.7%. The value of our underlying preferred stock is assumed to be equal to Series A preferred stock liquidation preference of $1.00 per share.

The changes in the balances of the Level 3 preferred stock warrant liability measured at fair value for the years ended December 31, 2014 and 2015 were as follows (in thousands):

Warrant
Liability
Balance, January 1, 2014	$2,804
Change in fair value	(109)
Balance, December 31, 2014	2,695
Additional warrants issued	547
Change in fair value	(79)
Balance, December 31, 2015	$3,163

7. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

In partial consideration of our obligations under the development and option agreement, or the development agreement, with Synageva BioPharma Corp., (“Synageva”) and pursuant to the terms of the development agreement and the related Series A-1 preferred stock purchase agreement, or the stock purchase agreement, dated April 9, 2014 between us and an affiliate of Synageva, on April 9, 2014 and October 23, 2014, in two separate closings, we issued to an affiliate of Synageva an aggregate of 5,500,000 shares of our Series A-1 preferred stock for aggregate cash proceeds of $5.5 million.

We had 20,216,583 shares of Series A Preferred Stock, held of record by 15 stockholders and 5,500,000 shares of Series A-1 Preferred Stock, held of record by one stockholder, outstanding as of December 31, 2015. All of the Series A and Series A-1 Preferred Stock convert into common stock immediately prior to the pricing of our planned initial public offering.

F-14

The convertible preferred stock has the following characteristics:

The preferred stock is convertible at the option of the holder at any time into common stock on a one-for-one basis at an initial conversion rate of $1.00 per share, subject to adjustments for antidilution. Each share of the preferred stock automatically converts into common stock at the effective conversion rate upon the closing of an initial public offering in which the offering price is at least $7.00 per share and the aggregate offering proceeds exceeds $35.0 million.

The preferred stock is subject to a noncumulative dividend, if and when declared, at a rate of $0.06 per share and a liquidation preference of $1.00 per share, adjusted for antidilution. No dividends have been declared through December 31, 2015. At any time after February 22, 2018 (“Redemption Date”), the preferred stock is mandatorily redeemable for an aggregate of $25.7 million if more than 50% of the holders elect such redemption. The difference between the original net proceeds and the redemption value of the Series A preferred stock will be accreted on a straight line basis over the period between the original issuance date and the Redemption Date. Accordingly, the Company recorded accretion of $7,000 in each of the years ended December 31, 2014 and 2015.

The Series A preferred stock carries voting rights equivalent to common stock. The Series A-1 preferred stock is entitled to the number of votes equal to 1/10th the number of shares of common stock.

Upon the completion of our planned initial public offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, we are authorized to issue shares of preferred stock. Our amended and restated certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions.

Warrants

In February 2015, we received $10,000 total proceeds when certain warrant holders exercised common stock warrants to purchase 1,000,000 shares of common stock at an exercise price of $0.01 per share.

As of December 31, 2015, we had outstanding warrants to purchase 3,614,761 shares of preferred stock convertible into shares of common stock issued in connection with certain convertible note financings. Warrants to purchase 1,049,999 shares of preferred stock have an exercise price of $1.00 and warrants to purchase 2,452,242 shares of preferred stock have an exercise price of $0.01. As of December 31, 2015, we had outstanding warrants to purchase 112,520 shares of Series A Preferred Stock with an exercise price of $1.00, issued to a former lender.

Immediately prior to the pricing of our planned initial public offering, the $0.01 warrant will be exercised to purchase shares of our common stock at a total price equal to that payable upon the exercise of the warrant in full.

The following table summarizes the number of shares of common stock issuable following the exercise of the warrants to purchase preferred stock and the subsequent conversion of the shares of preferred stock into common stock immediately prior to the pricing of the contemplated initial public offering:

F-15

Date of issue	Shares of Common Stock Issuable from Warrants Outstanding as of December 31, 2015	Exercise Price	Expiration date
12/1/2010	112,520	$1.00	12/1/2020
2/1/2012	1,049,999	1.00	2/1/2019
7/2/2012	800,000	0.01	7/2/2019
12/10/2012	224,998	0.01	12/10/2019
4/9/2013	224,998	0.01	4/9/2020
6/28/2013	75,000	0.01	6/28/2020
7/16/2013	135,000	0.01	7/16/2020
9/19/2013	210,000	0.01	9/19/2020
12/4/2013	230,999	0.01	12/4/2020
4/29/2015	123,749	0.01	4/29/2022
6/17/2015	123,749	0.01	6/17/2022
8/4/2015	123,749	0.01	8/4/2022
10/1/2015	180,000	0.01	10/1/2022
	3,614,761

Common Stock

The voting, dividend and liquidation rights of holders of shares of common stock are subject to and qualified by the rights, powers and preferences of the holders of shares of convertible preferred stock.

We have reserved for future issuance the following number of shares of common stock as of December 31, 2014 and 2015:

	December 31,
	2014	2015

Stock options outstanding	4,756,646	4,788,646
Stock options available for grant	314,000	263,042
Exercise of common stock warrants	1,000,000	-
Exercise of Series A preferred stock warrants	3,063,514	3,614,761
Convertible notes payable	14,594,842	19,407,898
Issuance of Series A preferred stock	20,216,583	20,216,583
Issuance of Series A.1 preferred stock	5,500,000	5,500,000
	49,445,585	53,790,930

Stock Option Plans

2006 Stock Plan

Our 2006 Stock Plan was adopted by our board of directors and approved by our stockholders in April 2006. Our 2006 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. We will not grant any additional awards under our 2006 Stock Plan after our 2016 Stock Plan becomes effective. However, our 2006 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

As of December 31, 2015, under the 2006 Stock Plan, options to purchase 4,788,646 shares of common stock were outstanding, and 263,042 shares were available for future grant. We amended and restated the 2006 Stock Plan and increased the share reserve under our 2006 Stock Plan on June 13, 2014 by an additional 2,082,685 shares from 3,004,688 to an aggregate of 5,087,373 total shares of our common stock reserved for issuance pursuant to our 2006 Stock Plan.

F-16

2016 Long-Term Incentive Plan

On February 8, 2016, our board of directors approved the 2016 Long-Term Incentive Plan, which we refer to as the 2016 Plan. The 2016 Plan provides for the granting of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and for the granting of nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights, and other awards to our employees, directors and consultants.

The 2016 Plan will become effective immediately prior to the consummation of this offering. Unless terminated earlier by the board of directors, the 2016 Plan will expire on the tenth anniversary of its effective date. No award may be made under the 2016 Plan after its expiration date, but awards made prior thereto may extend beyond that date.

Stock-Based Compensation

We granted incentive stock options to employees and members of the board of directors for their services on the board of directors and nonqualified stock options to nonemployee consultants for their consulting services. Options either vest in 48 equal installments on each monthly anniversary or 25% on the first year anniversary and 1/48th equal installments on each monthly anniversary of the date of grant, such that options are fully vested on the four-year anniversary of the date of grant. For stock options granted to employees, members of the board of directors, and nonemployee consultants, we estimate the grant date fair value of each option award using the Black-Scholes option pricing model. We recognize stock-based compensation, net of estimated forfeitures, on the accelerated method as expense over the requisite service period. Measurement of stock-based compensation for options granted to nonemployees is subject to periodic adjustment as the underlying equity instruments vest.

We recorded employee stock-based compensation expense of $30,000 and $21,000 for the years ended December 31, 2014 and 2015. At December 31, 2015, the total unrecognized compensation cost of $19,000 will be recognized over the weighted-average remaining service period of approximately 2.4 years.

Stock-based compensation expense has been included in the Statement of Operations as follows:

	Years Ended December 31,
	2014	2015
	(In thousands)

Research and development	$23	$17
General and administrative	7	4

	$30	$21

F-17

A summary of our employee and nonemployee stock option activity and related information follows:

	2014		2015
		Weighted-		Weighted-
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at January 1	2,016,188	$0.1921	4,756,646	$0.0925
Options granted	2,936,185	$0.0315	230,000	$0.0100
Options exercised	(15,727)	$0.0002	(18,958)	$0.0100
Options forfeited	(180,000)	$0.2200	(179,042)	$0.0593
Outstanding at December 31	4,756,646	$0.0925	4,788,646	$0.0901
Exercisable at December 31	2,105,984	$0.1621	2,809,280	$0.1312
Weighted-average fair value of options granted during the period		$0.0203		$0.0074

The following table summarizes information about our options outstanding at December 31, 2015:

	Outstanding		Exercisable
		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number	Contractual	Number	Contractual
Exercise Prices	of Options	Life (years)	Exercisable	Life (years)
$0.0002	31,454	0.86	31,454	0.86
$0.0019	62,907	1.50	62,907	1.50
$0.0038	21,100	2.08	21,100	2.08
$0.0100	2,960,685	8.04	1,187,736	7.19
$0.2200	1,627,500	5.06	1,421,083	4.65
$0.2500	85,000	3.44	85,000	3.44

	4,788,646	6.78	2,809,280	5.55

F-18

The fair value of the stock options are estimated at the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2014	2015

Weighted average estimated fair value per share	$0.0203	$0.0074
Weighted average assumptions:
Dividend yields	-	-
Expected term (years)	6.0	6.9
Risk free interest rate	2.5%	1.6%
Volatility	89.6%	89.6%

The risk-free interest rates used in the Black-Scholes option pricing model are based on the implied yield currently available in United States Treasury securities at maturity with an equivalent term. We have limited stock option exercise information. Accordingly, the expected term of stock options granted was calculated using the simplified method, which represents the average of the contractual term of the stock option and the weighted-average vesting period of the stock option. We have not declared or paid any dividends and do not currently expect to do so in the foreseeable future. The value of our underlying common stock is determined by the board of directors based on valuation performed by independent valuation specialists. Expected volatility is based on an average volatility of stock prices for a group of similar publicly traded companies. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model.

8. Income Taxes

As of December 31, 2015, we had a gross operating loss carryforward for federal income tax purposes of approximately $30.9 million, portions of which will begin to expire in 2028. Utilization of some of the federal operating loss and credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. We have federal credits of approximately $1.0 million which will begin to expire in 2028. These tax credits are subject to the same limitations discussed above. Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal taxes are as follows:

F-19

	December 31,
	2014	2015
	(in thousands)

Deferred tax assets:
Net operating loss carryforward	$9,282	$10,816
Capitalized research and development expenses	3,428	3,969
Research and other credits	833	1,021
Other	325	284
	13,868	16,090
Less: Valuation allowance	(13,868)	(16,090)
Total deferred tax assets	-	-

The income tax provision (benefit) related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 35% to pretax loss as follows:

	Years Ended December 31,
	2014	2015
	(in thousands)

U.S. Federal provision(benefit)
Loss before provision for income taxes	$(6,849)	$(7,377)

At statutory rate of 35%	$(2,397)	$(2,582)
Change in valuation allowance	2,163	2,222
Tax credits	(190)	(188)
Stock based compensation	11	7
Nondeductible expenses	413	541
Total	$-	$-

9. Net Loss Per Share and Pro Forma Net Loss Per Share(unaudited)

The computation of basic and diluted net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the year, and excludes all outstanding stock options, warrants, preferred stock, as well as shares issuable upon conversion of the convertible notes and term loans from the calculation of diluted net loss per common share, as all such securities are anti-dilutive to the computation for all the periods presented. Shares excluded from the computation of diluted net loss per common share were 43,631,585 and 53,527,888 for the years ended December 31, 2014 and 2015, respectively. These shares did not include shares issuable upon conversion of the $4.0 million term loans as the number of shares was not determinable as of December 31, 2015.

F-20

The following table presents the calculation of basic and diluted net loss per share:

	Years Ended December 31,
	2014	2015
	(in thousands, except per share amounts)
Net Loss	$(6,849)	$(7,377)
Weighted average shares used in computation of basic and diluted net loss per share	4,656	5,526
Basic and diluted net loss per share	$(1.47)	$(1.33)

The calculations for the unaudited pro forma basic and diluted net loss per share assume the conversion of all outstanding shares of redeemable convertible preferred stock, convertible notes and term loans into shares of common stock and the exercise of certain warrants immediately prior to the closing of our planned initial public offering, as if the conversions had occurred at the beginning of the period or issuance date of the convertible preferred stock, notes and warrants, if later.

The following table presents the calculation of pro forma basic and diluted net loss per share (unaudited):

	Years Ended December 31,
	2014	2015
	(in thousands, except per share amounts)
Net Loss	$	$
Weighted average shares used in computation of proforma basic and diluted net loss per share
Pro forma basic and diluted net loss per share

10. Significant Agreement

On April 4, 2014, we entered into an exclusive development and option agreement, or development agreement, with Synageva BioPharma Corp., or Synageva, pursuant to which we agreed to conduct certain development activities in connection with the development of our mRNA and polymer products. Under the development agreement, Synageva had an option to acquire us through a merger of a wholly-owned subsidiary of Synageva with and into us. In partial consideration of our obligations under the development agreement, Synageva paid us a non-refundable upfront fee in the aggregate amount of $1.5 million. In addition, on April 9, 2014 and October 23, 2014, in two separate closings, we issued to an affiliate of Synageva an aggregate of 5,500,000 shares of our Series A-1 preferred stock for aggregate cash proceeds of $5.5 million as described more fully above under Note 7. Redeemable Convertible Preferred Stock and Stockholders’ Deficit. The development agreement with Synageva has expired in accordance with its terms. We recognized $375,000 and $1.1 million of revenue during the years ended December 31, 2014 and December 31, 2015, respectively, under the agreement.

11. Commitments and Contingencies

In February 2010, we entered into two lease agreements for approximately 14,200 square feet of office, research and development facilities, which became effective in May 2010. The landlord of the facilities is an investor in the Company. Each lease was for a 65 month term, with a five-year renewal option. Both of the lease agreements included reduced rental payments in the initial years of the 65 month term. In September 2015, we entered agreements to extend the leases to August 2016. We calculated the total rent due over the lease term and are recording equal monthly rent expense over the term. Differences between the recorded rent expense and actual rent paid each month result in an increase or decrease to deferred rent. We also received incentives from the landlord totaling $605,000 to fund certain tenant improvements. These improvements were capitalized as leasehold improvements, with a corresponding credit recorded to deferred rent. The deferred rent balance is being reduced in equal monthly installments over the lease term as a reduction to rent expense. If we do not elect the five-year renewal option or enter into a new lease for alternate space with the landlord or an entity controlled by the landlord, on or before February 29, 2016, the lease requires us to pay the landlord an amount equal to the unamortized portion of the tenant improvements (amortizing over a 10 year period at 8% interest) of $335,000 at December 31, 2015.

F-21

Rent expense totaled $575,000 and $689,000 for the years ended December 31, 2014 and 2015, respectively.

Future minimum lease payments due under our two leases, including amounts due for common area maintenance, is $572,000 as of December 31, 2015.

12. Employee Benefit Plan

We have a 401(k) plan for employees who meet eligibility requirements. Eligible employees may contribute from 1% up to the maximum permitted by Internal Revenue Service limitations in 1% increments. Our contributions to the plans are discretionary as determined by the Board of Directors. There were no employer contributions in 2014 and 2015.

F-22

Through and including     , 2016, (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Common Stock

P R O S P E C T U S

Laidlaw & Company (UK) Ltd.

, 2016

[Alternate Page for Selling Stockholder Prospectus]

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 12, 2016

Shares

Common Stock

This prospectus relates to the offer for sale of            shares of common stock, par value $0.0001 per share, by the existing holders of the securities named in this prospectus, referred to as selling stockholders throughout this prospectus. We will not receive any of the proceeds from the sale of common shares by the selling stockholders named in this prospectus.

The distribution of securities offered hereby may be effected in one or more transactions that may take place on The NASDAQ Capital Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders. No sales of the shares covered by this prospectus shall occur until the shares of common stock sold in our initial public offering begin trading on The NASDAQ Capital Market. Currently, there is no public market for our common stock. We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “PZRX”

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

On            , 2016, a registration statement under the Securities Act of 1933, as amended, with respect to our initial public offering underwritten by Laidlaw & Company (UK) Ltd., as the underwriter, of $           of our common stock (or      shares of common stock assuming a $         per share initial public offering price) was declared effective by the Securities and Exchange Commission. We received approximately $              in net proceeds from the offering (assuming no exercise of the underwriter’s over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2016.

[Alternate Page for Selling Stockholder Prospectus]

SHARES REGISTERED FOR RESALE

Overview

On December 21, 2015, we entered into a loan and security agreement with certain investors, pursuant to which these investors made term loans to us in the aggregate principal amount of $4.0 million. Interest accrues on the term loans at the rate of 5% per annum. The maturity date is December 21, 2016, unless the term loans are earlier converted into equity or otherwise prepaid. The repayment of the term loans is subject to acceleration upon the occurrence of certain customary events of default contained in the loan and security agreement. As of          , the aggregate outstanding principal amount of the term loans, plus all accrued and unpaid interest thereon, was approximately $            . The entire outstanding principal amount of the term loans together with all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, at a conversion price equal to 80% of the price in the qualified offering. We agreed to use our reasonable best efforts to consummate a qualified offering on or prior to June 5, 2016. Among other things, a qualified offering under the loan and security agreement requires a firm commitment underwritten intial public offering of our common stock not later than June 5, 2016 at a pre-offering valuation of at least $36 million (exclusive of the term loans and their subsequent conversion) and which results in gross proceeds to us of at least $16.9 million, which may include the $9.4 million of gross proceeds from the private placement closing concurrently with the initial public offering of our common stock. We expect the initial public offering underwritten by Laidlaw & Company (UK) Ltd., as the underwriter, of $                  of our common stock (or            shares of common stock assuming a $                  per share initial public offering price) will constitutes a qualified offering under the terms of the loan and security agreement.

As part of this prospectus, we are registering            shares of common stock issuable upon the automatic conversion of the outstanding $4.0 million principal amount of term loans together with all accrued and unpaid interest thereon upon the closing of the initial public offering, or the conversion shares, for resale. The conversion shares are being registered to permit public sales of such shares, and the selling stockholders may offer the conversion shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their conversion shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or pursuant to another effective registration statement covering the conversion shares.

Registration Rights

As contemplated by the loan and security agreement, on             , 2016, we entered into a registration rights agreement with the investors in the December 2015 financing, pursuant to which we agreed to use our reasonable best efforts to register the resale of the shares of common stock issuable upon the conversion of our term loans concurrently with the registration of this initial public offering and to keep the related registration statement continuously effective until the earlier of the date that is one year from the date such registration statement is declared effective or all of the shares issuable upon the conversion of our term loans have been sold thereunder or pursuant to Rule 144 or may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for us to be in compliance with the current public information requirement under Rule 144. In the event we are unable to register all such shares in the registration statement contemplated by the registration rights agreement, we agreed to use our commercially reasonable efforts to file amendments to the initial registration statement to cover any such unregistered shares. We agreed to pay all fees and expenses related to the filing of such registration statements.

SS-1

[Alternate Page for Selling Stockholder Prospectus]

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the conversion shares by the selling stockholders named in this prospectus. All proceeds from the sale of the conversion shares will be paid directly to the selling stockholders.

SS-2

[Alternate Page for Selling Stockholder Prospectus]

SELLING STOCKHOLDERS

An aggregate of up to           shares of our common stock are currently being offered under this prospectus by certain stockholders who were investors in the December 2015 bridge loan financing. Pursuant to the loan and security agreement entered into in connection with the December 2015 bridge loan financing, $4.0 million principal amount of term loans, together with all accrued and unpaid interest thereon, will be converted into shares of our common stock at a conversion price equal to 80% of the price to the public in the initial public offering.

The following table sets forth certain information with respect to each selling stockholder for whom we are registering conversion shares for resale to the public. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. None of the selling stockholders are broker-dealers or affiliates of broker-dealers, unless otherwise noted.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The percentage of shares beneficially owned after the offering is based on                    shares of common stock to be outstanding after this offering, including                    shares of common stock sold in our initial public offering and                    conversion shares. With respect to the conversion shares, there exist contractual provisions limiting conversion and exercise to the extent such conversion would cause such selling stockholder, together with its affiliates or members of a “group,” to beneficially own a number of shares of common stock which would exceed from 4.99% to 9.99% of our then outstanding shares of common stock following such conversion. The shares and percentage ownership of our outstanding shares indicated in the table below do not give effect to these limitations.

			Common Stock Beneficially Owned After Offering
Selling Stockholder	Number of Shares of Common Stock Beneficially Owned (1)	Shares Being Offered (1)	Number of Shares Outstanding	Percent of Shares
Riding the Bull, LLC (2)	(3)
Alpha Capital Anstalt (4)	(5)
Titan Multi-Strategy Fund I, Ltd.(6)	(7)
Chesed Found Ltd. (8)	(9)
Fame Associates (10)	(11)
H & M Machine Co. (12)	(13)
Kuykendall Associates, LLC Retirement Trust (14)	(15)
Muller, Israel	(16)
Robert S. Colman Trust UDT 3/13/85 (17)	(18)
Hoch, Joseph	(19)
Point Capital, Inc. (20)	(21)
Belsky, Mordechai	(22)
2004 Leon Scharf Irrevocable Trust Corp (23)	(24)
Mizrachi, Max	(25)
Richardson, Erick	(26)

SS-3

			Common Stock Beneficially Owned After Offering
Selling Stockholder	Number of Shares of Common Stock Beneficially Owned (1)	Shares Being Offered (1)	Number of Shares Outstanding	Percent of Shares
Gross, Chaim	(27)
Arjang, Jacob Maziar	(28)

*  Less than 1%

^	Except as indicated by a ^, no selling stockholder is a broker dealer or an affiliate of a broker-dealer.

(1)	Estimate based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of the Public Offering Prospectus, and an assumed conversion price of $ per share, which is 80% of the assumed initial public price, pursuant to the loan and security agreement entered into in connection with the December 2015 bridge loan financing, and assuming such conversion occurs on , 2016. Each selling stockholder may sell all shares received upon such conversion pursuant to this prospectus.

(2)	Mark E. Groussman as the manager has sole voting and dispositive power over the securities held for the account of this selling stockholder.
(3)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $1,050,000.
(4)	Konrad Ackermann as director has voting and dispositive power over the securities held for the account of this selling stockholder.
(5)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $500,000.
(6)	Jonathan Honig as manager has voting and dispositive power over the securities held for the account of this selling stockholder.
(7)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $500,000
(8)	Menachem Goldshmid as the director has voting and dispositive power over the securities held for the account of this selling stockholder.
(9)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $400,000
(10)	Abraham H. Fruchthandler as the general partner has voting and dispositive power over the securities held for the account of this selling stockholder.
(11)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $250,000

(12)	Herschel Parnes has voting and dispositive power over the securities held for the account of this selling stockholder.

(13)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $250,000
(14)	Frederick T. Kuykendall III, as the trustee, has sole voting and dispositive power over the securities held for the account of this selling stockholder.
(15)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $250,000
(16)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $150,000
(17)	Robert S. Colman, as the trustee, has sole voting and dispositive power over the securities held for the account of this selling stockholder.
(18)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $150,000
(19)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $100,000
(20)	Eric Weisblum, as the president, has sole voting and dispositive power over the securities held for the account of this selling stockholder.
(21)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $100,000
(22)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $100,000
(23)	Willy Beer, as the Investment Trustee, has sole voting and dispositive power over the securities held for the account of this selling stockholder.
(24)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $50,000
(25)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $50,000
(26)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $44,000
SS-4

(27)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $30,000
(28)	Comprised of conversion shares which may be acquired by this selling stockholder upon the conversion of a term loan in the principal amount of $26,000

Each of the selling stockholders that is an affiliate of a broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those shares.

SS-5

[Alternate Page for Selling Stockholder Prospectus]

PLAN OF DISTRIBUTION

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on The NASDAQ Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other broker dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

SS-6

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholders.

We agreed to keep this prospectus effective until the earliest of (i) one (1) year from the date the Registration Statement is declared effective by the Commission, (ii) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act of 1933, as amended or any other rule of similar effect or (iii) the date on which all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

SS-7

[Alternate Page for Selling Stockholder Prospectus]

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon for us by Haynes and Boone, LLP, New York, New York.

EXPERTS

Peterson Sullivan LLP, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2014 and 2015, and the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2015, as set forth in their report, which report expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and in this registration statement in reliance on the report of Peterson Sullivan LLP given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other documents are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference room facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained from the Public Reference Room of the Securities and Exchange Commission at prescribed rates, or accessed at the Securities and Exchange Commission’s website at www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC- 0330 to obtain information on the operation of the Public Reference Room. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s website is http://www.sec.gov.

Upon the completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission available, free of charge, through our website at         , as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Securities and Exchange Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission, or you can review these documents on the Securities and Exchange Commission’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” certain information we have filed with the Securities and Exchange Commission into this prospectus, which means we are disclosing important information to you by referring you to other information we have filed with the Securities and Exchange Commission. The information we incorporate by reference is considered part of this prospectus. All reports and definitive proxy or information statements subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus forms a part (excluding any disclosures that are furnished and not filed with the Securities and Exchange Commission) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the foregoing, we are not incorporating by reference any documents, portions of documents, exhibits or other information that is deemed to have been furnished to, rather than filed with, the Securities and Exchange Commission.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus or any prospectus supplement to the extent that a statement contained herein or any prospectus supplement or in any subsequently filed document that is also incorporated by reference in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

PhaseRx, Inc.

410 W. Harrison Street

Suite 300

Seattle, Washington 98119

206-805-6300

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

SS-8

[Alternate Page for Selling Stockholder Prospectus]

Through and including        , 2016, (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Common Stock

P R O S P E C T U S

, 2016

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ listing fee.

Securities and exchange Commission Registration Fee*	$
FINRA Filing Fee*
NASDAQ listing fee*
Accountants’ fees and expenses*
Legal fees and expenses*
Printing and engraving expenses*
Transfer agent and registrar fees*
Miscellaneous*
Total*	$

* To be provided by amendment

ITEM 14.   Indemnification of Directors and Officers

On completion of this offering, our fourth amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of our directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. Our fourth amended and restated certificate of incorporation and amended and restated bylaws will provide that we must indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our fourth amended and restated certificate of incorporation and amended and restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

II-1

We have purchased and currently intend to maintain insurance on behalf of each and any person who is or was our director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriter of us and our executive officers and directors, and by us of the underwriter, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued and sold the following securities that were not registered under the Securities Act of 1933, as amended:

On April 9, 2013, we issued to six accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) convertible promissory notes having an aggregate principal amount of $1.5 million, plus seven-year warrants having an aggregate warrant coverage amount (as defined in such warrants) of $225,000 to purchase shares of our capital stock, for aggregate cash proceeds of $1,500,015.01. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

On June 28, 2013 and July 16, 2013, in two separate closings, we issued to an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended) a convertible promissory note having a principal amount of $1.4 million, plus a seven-year warrant having an aggregate warrant coverage amount (as defined in such warrant) of $210,000 to purchase shares of our capital stock, for aggregate cash proceeds of $1,400,014.00. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

On September 19, 2013, we issued to two accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) convertible promissory notes having an aggregate principal amount of $1.4 million, plus seven-year warrants having an aggregate warrant coverage amount (as defined in such warrants) of $210,000 to purchase shares of our capital stock, for aggregate cash proceeds of $1,400,014.00. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

On November 27, 2013, Michael DeClue exercised options to purchase 1,000 shares of common stock at an exercise price of $0.22 per share. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving a public offering.

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On December 4, 2013, we issued to four accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) convertible promissory notes having an aggregate principal amount of $1,540,000, plus seven-year warrants having an aggregate warrant coverage amount (as defined in such warrants) of $231,000 to purchase shares of our capital stock, for aggregate cash proceeds of $1,540,015.41. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

On March 27, 2014, Nicholas M. Dean exercised options to purchase 15,727 shares of common stock at an exercise price of $0.00019 per share. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving a public offering.

On April 9, 2014 and October 23, 2014, in two separate closings, we issued to Savoy Therapeutics Corp., an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended) an aggregate of 5,500,000 shares of our Series A-1 Preferred Stock for aggregate cash proceeds of $5.5 million. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

In February 2015, five accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) exercised warrants to purchase a total of 1,000,000 shares of common stock at an exercise price of $0.01 per share. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving a public offering.

On April 29, 2015, we issued to four accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) convertible promissory notes having an aggregate principal amount of $825,000, plus seven-year warrants having an aggregate warrant coverage amount (as defined in such warrants) of $123,750 to purchase shares of our capital stock, for aggregate cash proceeds of $825,008.25. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

On June 17, 2015 and August 4, 2015, in two separate closings, we issued to four accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) convertible promissory notes having an aggregate principal amount of $1.65 million, plus seven-year warrants having an aggregate warrant coverage amount (as defined in such warrants) of $247,500 to purchase shares of our capital stock, for aggregate cash proceeds of $1,650,016.50. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

On October 1, 2015, we issued to two accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended) convertible promissory notes having an aggregate principal amount of $1.2 million, plus seven-year warrants having an aggregate warrant coverage amount (as defined in such warrants) of $180,000 to purchase shares of our capital stock, for aggregate cash proceeds of $1,200,012.00. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

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On October 30, 2015, Maher Qabar exercised options to purchase 18,958 shares of common stock at an exercise price of $0.01 per share. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving a public offering.

On December 21, 2015, we entered into a Loan and Security Agreement with certain investors, pursuant to which these investors made term loans to us in the aggregate principal amount of $4.0 million. The entire outstanding principal amount of term loans together with all accrued and unpaid interest thereon shall automatically convert into shares of our common stock upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the Loan and Security Agreement, at a conversion price equal to 80% of the price in the qualified offering. The securities sold in this offering were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended.

ITEM 16.   Exhibits and Financial Statement Schedules

(a)  Exhibits

See the Exhibit Index immediately following the signature page included in this registration statement.

(b)  Financial Statement Schedules.

See “Index to Financial Statements” which is located on page F-1 of this prospectus.

ITEM 17.   Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increases or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

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(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on          , 2016.

PhaseRx, Inc.

By:
Name: Robert W. Overell, Ph.D.
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints               with full power to act alone and without the others, his true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, President and
Robert W. Overell, Ph.D.	Director (principal executive officer and principal financial officer)

Helen Tsui	Vice President, Finance (principal accounting officer)

Steven Gillis, Ph.D.	Director, Chairman of the Board

Richard J. Ulevitch, Ph.D.	Director

Brian G. Atwood	Director

John A. Schmidt, Jr., M.D.	Director

Paul H. Johnson, Ph.D.	Director

Michelle Griffin	Director

*By:

Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation, as amended, as presently in effect

3.2	Amended and Restated Bylaws, as presently in effect

3.3*	Fourth Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering

3.4*	Form of Amended and Restated Bylaws, to be in effect upon completion of this offering

4.1*	Form of Common Stock Certificate

4.2*	Form of Warrant to be issued by PhaseRx, Inc. to Laidlaw & Company (UK) Ltd.

5.1*	Form of Opinion of Haynes and Boone, LLP

10.1†	Second Amended and Restated Exclusive Patent License Agreement, dated February 9, 2016, by and between PhaseRx, Inc. and the University of Washington

10.2†	Amended and Restated RAFT Non-Exclusive License Agreement, dated as of on January 22, 2016, by and between Commonwealth Scientific and Industrial Research Organisation and PhaseRx, Inc.

10.3	Lease Agreement, dated February 9, 2010, between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 Elliott, Seattle, Washington

10.4	First Amendment to Lease Agreement, dated October 1, 2014, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 Elliott, Seattle, Washington

10.5	Second Amendment to Lease, dated May 21, 2015, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 Elliott, Seattle, Washington

10.6	Third Amendment to Lease, dated September 8, 2015, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 Elliott, Seattle, Washington

10.7	Lease Agreement, dated February 9, 2010, between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 W. Harrison, Seattle, Washington

10.8	First Amendment to Lease, dated July 1, 2010, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 W. Harrison, Seattle, Washington

10.9	Second Amendment to Lease, dated April 4, 2011, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 W. Harrison, Seattle, Washington

10.10	Third Amendment to Lease, dated October 1, 2014, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 W. Harrison, Seattle, Washington

10.11	Fourth Amendment to Lease, dated May 21, 2015, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 W. Harrison, Seattle, Washington

10.12	Fifth Amendment to Lease, dated September 8, 2015, by and between ARE-SEATTLE NO. 10, LLC and PhaseRx, Inc., for 410 W. Harrison, Seattle, Washington

10.13 ∞	Form of Indemnification Agreement

10.14 ∞	PhaseRx, Inc. 2006 Stock Plan

10.15 ∞*	First Amendment to the PhaseRx, Inc. 2006 Stock Plan

10.16 ∞	Form of Stock Option Agreement under the PhaseRx, Inc. 2006 Stock Plan

10.17 ∞*	PhaseRx, Inc. 2016 Long-Term Incentive Plan

10.18 ∞*	Form of Nonqualified Stock Option Agreement under the PhaseRx, Inc. 2016 Long-Term Incentive Plan

10.19 ∞*	Form of Incentive Stock Option Agreement under the PhaseRx, Inc. 2016 Long-Term Incentive Plan

10.20 ∞	Employment Offer Letter Agreement, dated August 17, 2009, between PhaseRx, Inc. and Robert W. Overell, Ph.D.

10.21 ∞	Employment Offer Letter Agreement, dated December 17, 2013, between PhaseRx, Inc. and Michael Houston, Ph.D.

10.22 ∞	Amendment to Employment Offer Letter Agreement, dated August 15, 2014, between PhaseRx, Inc. and Michael Houston, Ph.D.

10.23 ∞	Employment Offer Letter Agreement, dated December 21, 2015, between PhaseRx, Inc. and Helen Tsui

10.24	Consulting Agreement, dated July 2, 2013, between PhaseRx, Inc. and Paul H. Johnson, Ph.D.

10.25	Amendment to Amended and Restated Consulting Agreement, dated January 2, 2014, between PhaseRx, Inc. and Paul H. Johnson, Ph.D.

10.26	Amendment No. 2 to Consulting Agreement, dated February 10 , 2016, between PhaseRx, Inc. and Paul H. Johnson, Ph.D.

10.27	Consulting Agreement, dated November 1, 2010, between PhaseRx, Inc. and John A. Schmidt, Jr., M.D. LLC

10.28	Amendment to Amended and Restated Consulting Agreement, dated June 1, 2011, between PhaseRx, Inc. and John A. Schmidt, Jr., M.D. LLC

10.29	Amendment No. 2 to Amended and Restated Consulting Agreement, dated April 1, 2012, between PhaseRx, Inc. and John A. Schmidt, Jr., M.D. LLC

10.30	Amendment No. 3 to Consulting Agreement, dated February 10, 2016, between PhaseRx, Inc. and John A. Schmidt, Jr., M.D. LLC

10.31	Loan and Security Agreement, dated December 21, 2015, by and among PhaseRx, Inc., the financial institutions and individuals listed on Annex A thereto, and Titan Multi-Strategy Fund I, LTD.

23.1*	Consent of Peterson Sullivan LLP, an Independent Registered Public Accounting Firm.

23.2*	Consent of Haynes and Boone, LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

* To be filed by amendment.

∞ Denotes management compensation plan or contract.

†  Confidential treatment has been requested for certain provisions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended. The omitted information has been filed separately with the Securities and Exchange Commission.